                                           REGISTRATION STATEMENT NO. 333-105335
                                                                       811-09215
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                     AND/OR

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 11

                                 --------------

              THE TRAVELERS FUND UL III FOR VARIABLE LIFE INSURANCE
                           (Exact name of Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                               (Name of Depositor)

                                  -------------

                 One Cityplace, Hartford, Connecticut 06103-3415
              (Address of Depositor's Principal Executive Offices)
         Depositor's Telephone Number, including area code: 860-308-1000

                                ERNEST J. WRIGHT
                         The Travelers Insurance Company
                 One Cityplace, Hartford, Connecticut 06103-3415
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

[ N/A ]  immediately upon filing pursuant to paragraph (b)

[ N/A ]  on ________ pursuant to paragraph (b)

[ N/A ]  _____ days after filing pursuant to paragraph (a)(1)

[ N/A ]  on ___________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

_____  this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities
Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

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                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

Travelers Life & Annuity Corporate Select Policy Prospectus

August 29, 2003

Corporate Owned Flexible Premium Variable Life Insurance Policies

Issued by:
The Travelers Insurance Company — The Travelers Fund UL III for Variable Life Insurance

This prospectus describes information you should know before you purchase the Policy. Please be aware that this is a prospectus, which highlights many Policy provisions and communicates the Policy’s primary features. Some policy features may not be available in some states and there may be variations in your Policy from descriptions contained in this prospectus because of differences in state law. We use certain terms throughout this prospectus, which are defined in Appendix A. The language of the Policy itself determines your rights and obligations under the Policy.

As a life insurance policy, the Policy is a contract between you and the Company. The Policy is designed for corporations and employers to provide insurance protection on the life of Insured employees and to build Contract Value. The Policy has a minimum Stated Amount of $50,000 and a minimum Target Premium of $100,000 per Case. You agree to make sufficient Premium Payments to the Company and the Company agrees to pay a Death Benefit to your Beneficiary after the death of the Named Insured (Insured). Premium Payments are flexible in both frequency and amount. You can build Contract Value by investing in a variety of Investment Options, which, in turn, invest in Mutual Funds (the Funds) (listed below). A fixed rate option (the Fixed Account) is also available. Except for amounts in the Fixed Account, the value of your Policy will vary based on the performance of the Funds you select.

Capital Appreciation Fund	Worldwide Growth Portfolio — Service Shares	MFS Mid Cap Growth Portfolio
High Yield Bond Trust	Lord Abbett Series Fund, Inc.	Social Awareness Stock Portfolio
Money Market Portfolio (Travelers)	Growth and Income Portfolio	Travelers Quality Bond Portfolio
AllianceBernstein Variable Product Series Fund, Inc.	Mid-Cap Value Portfolio	U.S. Government Securities Portfolio
Growth and Income Portfolio — Class B	PIMCO Variable Insurance Trust	Travelers Series Fund Inc.
Premier Growth Portfolio — Class B	Real Return Portfolio — Administrative Class	AIM Capital Appreciation Portfolio
American Funds Insurance Series	Total Return Portfolio — Administrative Class	Fidelity Strategic Equity Portfolio (1)
Global Growth Fund — Class 2 Shares	Pioneer Variable Contracts Trust	MFS Total Return Portfolio
Growth Fund — Class 2 Shares	Pioneer Mid Cap Value VCT Portfolio — Class II	Smith Barney Aggressive Growth
Growth-Income Fund — Class 2 Shares	Shares	Portfolio
Delaware VIP Trust	Putnam Variable Trust	Smith Barney Large Capitalization
Delaware VIP REIT Series — Standard Class	Putnam VT International Equity Fund — Class IB	Growth
Dreyfus Variable Investment Fund	Putnam VT Small Cap Value Fund — Class IB Shares	Van Kampen Enterprise Portfolio
Appreciation Portfolio — Initial Shares	Salomon Brothers Variable Series Funds Inc.	Vanguard Variable Insurance Funds
Developing Leaders Portfolio — Initial Shares	All Cap Fund — Class I	Capital Growth Portfolio
Franklin Templeton Variable Insurance Products Trust	Investors Fund — Class I	Diversified Value Portfolio
Franklin Small Cap Fund — Class 2 Shares	Total Return Fund — Class I	Equity Index Portfolio
Templeton Developing Markets Securities Fund —	Scudder Investment VIT Funds	Mid-Cap Index Portfolio
Class 2	EAFE® Equity Index Fund — Class A Shares	Short-Term Corporate Portfolio
Templeton Foreign Securities Fund — Class 2 Shares	Small Cap Index Fund — Class A Shares	Small Company Growth Portfolio
Greenwich Street Series Fund	The Travelers Series Trust	Total Stock Market Index Portfolio
Equity Index Portfolio — Class I Shares	Convertible Securities Portfolio	Variable Insurance Products Fund II
Fundamental Value Portfolio	Disciplined Mid Cap Stock Portfolio	Contrafund® Portfolio — Service Class 2
Janus Aspen Series	Equity Income Portfolio	Variable Insurance Products Fund III
Balanced Portfolio — Service Shares	Large Cap Portfolio	Mid Cap Portfolio — Service Class 2
Global Technology Portfolio — Service Shares	Lazard International Stock Portfolio
MFS Emerging Growth Portfolio
(1) It is anticipated that Alliance Growth Portfolio will change its name to Fidelity Strategic Income Portfolio

To learn more about the Policy you can request a copy of the Statement of Additional Information (“SAI”) dated August 29, 2003. We filed the SAI with the Securities and Exchange Commission (“SEC”), and it is incorporated by reference into this prospectus. To request a copy, write to Travelers Life & Annuity, P.O. Box 990019, Hartford, Connecticut 06199-0019, call 1-877-942-2654 or access the SEC’s website (http://www.sec.gov).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Variable life insurance policies are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other government agency. Replacing existing insurance with this Policy may not be to your advantage.

TABLE OF CONTENTS

Summary of Principal Policy Benefits and Risks	4
Policy Summary	4
Principal Policy Benefits	4
Principal Policy Risks	6
Fund Company Risks	7
Fee Tables	8
Transaction Fees	8
Periodic Charges other than Fund Operating Expenses	9
Charges for Optional Riders	10
Fund Charges and Expenses	10
Description of the Company, Separate Account and Funds	14
The Insurance Company	14
The Separate Account and its Investment Options	14
The Funds	14
Voting Rights	19
Conflicts of Interest	19
The Fixed Account	19
Policy Charges and Deductions	20
Charges Against Premium	21
Charges Against Contract Value	21
Charges Against the Separate Account	22
Fund Charges	22
Modification, Reserved Rights, and Other Charges	22
Policy Description	23
Applying for a Policy	23
Right to Cancel (free look period)	23
When Coverage Begins	24
Income Tax Free ‘Section 1035’ Exchanges	24
Ownership/Policy Rights	24
Premiums	26
Amount, Frequency and Duration of Premium Payments	26
Allocation of Premium Payments	26
Values Under Your Policy	27
Contract Value	27
Investment Option Valuation	27
Fixed Account Valuation	28
Loan Account Valuation	28
Transfers	28
Transfers of Contract Value	28
Transfer of Contract Value from the Fixed Account to the Investment Options	29
Transfer of Contract Value from the Investment Options to the Fixed Account	29
Dollar Cost Averaging (DCA Program)	29
Portfolio Rebalancing	30

Death Benefit	30
Death Benefit Examples	31
Changing the Death Benefit Option	32
Paying the Death Benefit and Payment Options	32
Benefits at Maturity	32
Other Benefits	33
Exchange Option	33
Insured Term Rider	33
Policy Surrenders	33
Full Surrender	33
Partial Surrender	33
Policy Loans	33
Loan Conditions	33
Effects of Loans	34
Lapse and Reinstatement	34
Lapse	34
Grace Period	35
Reinstatement	35
Federal Tax Considerations	35
Potential Benefits of Life Insurance	36
Tax Status of the Policy	36
Tax Treatment of Policy Benefits	37
Other Tax Considerations	39
Insurable Interest	39
The Company’s Income Taxes	39
Alternative Minimum Tax	39
Other Policy Information	40
Payment and Suspension of Valuation	40
Policy Statements	40
Limits on Right to Contest and Suicide Exclusion	40
Misstatement as to Sex and Age	40
Policy Changes	40
Distribution	41
Emergency Procedure	41
Legal Proceedings	42
Financial Statements	42
Appendix A: Glossary of terms used throughout this prospectus	A-1
Appendix B: Illustrations	B-1
Appendix C: Target Premium per $1,000 of Stated Amount	C-1
Appendix D: Cash Value Accumulation Test Factors	D-1

SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS

This section provides a summary of the Policy and the principal policy benefits and risks. You should read the entire prospectus before purchasing the Policy. Important details regarding the Policy are contained in other sections of this prospectus.

Policy Summary

Travelers Life & Annuity Corporate Select is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with Death Benefits, Contract Values, and other features traditionally associated with life insurance. To provide these benefits to you, we deduct amounts from your Premium Payments and Policy assets to pay insurance costs, sales and Policy expenses. The Policy is a security because the Contract Value and, under certain circumstances, the Amount Insured and Death Benefit may increase and decrease based on the performance of the Investment Options you select.

Principal Policy Benefits

    Death Benefit

    We will pay your Beneficiary a Death Benefit after the death of the Insured while this Policy is in effect. There are two primary amounts involved in determining the Death Benefit under this Policy. First, when you apply for your Policy you will state the amount of life insurance coverage (the Stated Amount) that you wish to purchase on the Insured. Second, for a Policy to qualify as life insurance under federal tax law, it must provide a minimum amount of insurance in relation to the Contract Value of your Policy (the Minimum Amount Insured). Generally, the Contract Value of your Policy is the sum of the values in the Investment Options and the Fixed Account, plus your Loan Account Value.

    In addition to choosing the Stated Amount, you must also choose a Death Benefit option. There are three Death Benefit options available:

      Option 1 — Level Option: the Death Benefit will be the greater of (i) the Stated Amount or (ii) the Minimum Amount Insured on the Insured’s date of death
      Option 2 — Variable Option: the Death Benefit will be the greater of (i) the Stated Amount plus the Contract Value of the Policy or (ii) the Minimum Amount Insured on the Insured’s date of death
      Option 3 — Annual Increase Option: the Death Benefit will be the greater of:
1.	(a) plus (b) where: (a) is the Stated Amount as of the Insured’s date of death; and (b) is the greater of zero and the lesser of (i) and (ii) where (i) is the Option 3 maximum increase shown on the Policy Summary and (ii) is the total premium payments less any partial surrenders: OR

2.	the Minimum Amount Insured on the Insured’s date of death.

    The Death Benefit may be increased or decreased by changes in the Stated Amount, surrenders and outstanding loans and charges.

    Policy Surrenders (Withdrawals)

    You may withdraw some or all of your money from your Policy (subject to applicable charges and fees).

    Policy Loans

    You may borrow against your Policy using your Policy as collateral.

    The Investment Options and the Corresponding Funds

    You may select from a wide variety of Investment Options. Each Investment Option invests directly in a professionally managed Fund. You may transfer Contract Value among any of the Investment Options and the Fixed Account while continuing to defer current income taxes.

    The Fixed Account

    You may allocate Premium Payments and transfer Contract Value to the Fixed Account. The Fixed Account is credited interest at an effective annual rate guaranteed to be at least 3%. Transfers of Contract Value into or out of the Fixed Account are permitted subject to certain restrictions.

    Flexible Premium Payments

    After you make the initial Premium Payment, you may choose the amount and frequency of future Premium Payments, within certain limits.

    Tax-Free Death Benefit

    Your Beneficiary may receive the Death Benefit free of income tax, and with properly structured ownership you can also avoid estate tax on the Death Benefit.

    Right to Cancel Period

    We urge you to examine your Policy closely. When you receive your Policy, the Right to Cancel Period begins. This period is at least ten (10) days, or more if required by state law. If, for any reason, you are not satisfied, you may return the Policy to us during the Right to Cancel Period for a refund.

    Dollar-Cost Averaging

    Under this program, you invest the same amount of money at regular intervals, so you are buying more units when the market is down and fewer units when the market is high. The potential benefit is to lower your average cost per unit.

    Portfolio Rebalancing

    This program can help prevent a structured investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages for the Investment Options you most recently selected to shift. Under this program, you may instruct us to automatically reallocate values in your Policy periodically to help keep your investments properly aligned with your investment strategy.

    Exchange Option

    During the first two Policy Years you can transfer all Contract Value in the Investment Options to the Fixed Account.

    Personalized Illustrations

    You may request personalized illustrations for the Policy that reflect your age, sex, underwriting classification, the specified insurance benefits and the premium requested. These hypothetical illustrations may help you to understand how the Contract Value and Death Benefit can change over time and how the investment performance of the Funds impact the Contract Value and the Death Benefit. The illustrations may also help you compare the Policy to other life insurance policies. Personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Contract Value.

Principal Policy Risks

    Poor Fund Performance (Investment Risk)

    The value of your Policy is tied to the investment performance of the Funds and allocation percentages you choose. If those Funds perform poorly, the value of your Policy will decrease. Since we continue to deduct charges from the Contract Value, if investment results are too low, the Cash Surrender Value of your Policy may fall to zero. In that case, the Policy will, after a grace period, terminate without value and insurance coverage will no longer be in effect.

    Tax Risks

    We believe, but do not guarantee, that the Policy should be considered a life insurance policy under federal tax law. If the Policy was determined not to be a life insurance policy for federal tax purposes, you may be considered to be in constructive receipt of Policy Value, with adverse tax consequences, and all or a part of the proceeds paid under the Policy may be taxable to the Beneficiary. There is also a possibility that even if your Policy is treated as life insurance for federal tax purposes, it could be treated as a modified endowment contract (MEC) under federal tax laws (usually if your Premium payments in the first seven policy years or less exceed certain limits). If your Policy is a MEC, partial surrenders, collateral assignments and Policy loans could incur taxes, and any distributions or deemed distributions could incur the additional 10% tax on early withdrawals. Finally, tax laws and regulations impacting this Policy and your tax status are always subject to change.

    Policy Lapse

    There is a risk that if partial surrenders, loans, and monthly deductions reduce your Cash Surrender Value to too low an amount and/or if the investment experience of your selected Investment Options is unfavorable, then your Policy could lapse. If your Policy lapses, then the Policy and all rights and benefits under it will terminate.

    Policy Withdrawal Limitations

    Full and Partial surrenders may be subject to a surrender charge. The minimum partial surrender amount is $500. Surrenders will reduce the Death Benefit, the Amount Insured and the Contract Value of the Policy. Federal income taxes and a penalty tax may apply to partial surrenders.

    Effects of Policy Loans

    A Policy loan, whether or not repaid, will affect your Policy’s Contract Value over time because we transfer the amount of the loan from the Investment Options and the Fixed Account to the Loan Account and hold it as collateral. As a result, the loan collateral does not participate in the investment results of the Investment Options or the interest credited to the Fixed Account. A Policy loan also reduces the Death Benefit proceeds and could make it more likely that a Policy will lapse.

    Flexible Premium Payments

    Even if you send us your planned premium (as illustrated) your Policy may still lapse if poor investment performance and/or certain Policy transactions substantially reduce your Contract Value.

    Credit Risk

    The Death Benefit guarantees, rider guarantees and the Fixed Account obligations depend on the Company’s financial ability to fulfill their obligations. You should review the Company’s financial statements, which are available upon request and are attached to the Statement of Additional Information.

    Policy is not Suited for Short-Term Investment

    We designed the Policy to meet long-term financial goals. You should not purchase this Policy to meet any short-term investment goals or if you think you will surrender all or part of your Policy in the short-term.

    Increase in Current Fees and Expenses

    Certain Policy fees and expenses are currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

Fund Company Risks

    A comprehensive discussion of the risks of each Fund may be found in each Fund Company’s prospectus.
    Each Fund has its own goal, investment objective and investment strategies that affect the risks associated with investing in that Fund.

    A Fund always carries investment risks although some types carry more risk than others. Generally, the higher the potential return, the higher the risk of loss. Before you decide which Funds to choose, you should consider whether the goals and risks of a Fund are a good fit for your investment plan.

    There is no assurance that any of the Funds will achieve their stated investment objective.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy or surrender the Policy. The tables disclose the Maximum Guaranteed Charge, the Current Charge and, where the amount of a charge depends on the Insured’s characteristics, such as age or rating classification, the charge for a Sample Insured.

Transaction Fees

Charge	When we Deduct the Charge	Amount Deducted(1)
Front-End Sales Expense Charges*	Upon receipt of each Premium Payment	Current Charge:	10%(2)
		Guaranteed Charge:	In all Policy Years: 12% of premium payments up to the Target Premium and 8% on premium payments in excess of the Target Premium
Surrender Charge	When you fully or partially surrender your Policy	Current Charge:	No charge
		Guaranteed Charge:	No charge
Transfer Charge	When you transfer Cash Value among the Investment Options	Current Charge:	No charge
		Guaranteed Charge:	Up to six free transfers a year and then $10 per transfer thereafter

______________

*	The current and guaranteed charges for the Front-End Sales Expense Charge includes the Premium Tax Charge and the Federal Deferred Acquisition Cost Charge. See “Policy Charges and Deductions” for more information.

(1)	Current and Guaranteed charges may vary in certain states but will not exceed the Guaranteed charges shown above. The rates may vary depending on the age, gender, policy duration and the amount of insurance coverage. This rate may not be representative of the charge that a particular policy owner would pay. To obtain information on the rates/charges that would apply to you, please contact your agent or registered representative.

(2)		SALES EXPENSE CHARGES ON A CURRENT BASIS
	POLICY YEARS	Up to Target Premium	Above Target Premium

	Year 1	10%	6.8%
	Year 2	10%	6.4%
	Year 3	8%	6.0%
	Year 4	8%	5.5%
	Year 5	8%	4.5%
	Years 6 & 7	8%	3.5%
	Years 8+	3.5%	3.5%

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund expenses.

Periodic Charges Other Than Fund Operating Expenses

Charge	When we Deduct the Charge	Amount Deducted

Cost of Insurance Charge (COI(1))	Monthly on the Deduction Day	Current Charge:	Rates per $1000 of Insurance Risk for the First Year of Coverage: Minimum: $0.015319(2) Maximum: $39.0649(3)
		Guaranteed Charge:	Rates per $1000 of Insurance Risk for First Year of Coverage: Minimum: $0.0884(4) Maximum: $58.469(3)
		Sample Charge for a 43 year-old non-smoking male (guaranteed issue)	Rates per $1000 of Insurance Risk for First Year of Coverage: Current: $0.061446 Guaranteed: $0.3365

Policy Administrative Expense Charges	Monthly on the Deduction Date	Current Charge:	$5.00
		Guaranteed Charge:	$10.00

Mortality and Expense Risk (M&E) Charge	Daily from the unloaned portion of the Contract Value	Current Charge:	0.45% on an annual basis of the amounts in the Investment Options for Policy Years 1-25 and 0.30% thereafter
		Guaranteed Charge:	0.75% on an annual basis for all Policy Years

Monthly Sales Expense Charge	Monthly for the first twenty (20) Policy Years and for 20 Policy Years following an increase in the Stated Amount on the Deduction Date from unloaned portion of the Contract Value	Current Charge:	$0.10 per $1000 of the greater of: maximum of (1) and (2); where (1) = 6 times first year premium and (2) = minimum of (a) and (b); where (a) = initial Base Stated Amount and (b) = 20 times the target premium
		Guaranteed Charge:	$0.10 per $1000 per month of total initial Death Benefit (both term and base coverage). (6)

Cost of Policy Loans(5)	Monthly from the Loan Account (charged in arrears)	Current Charge:	0.60% on an annual basis of the loan amount for the first ten (10) Policy Years, 0.50% for Policy Years eleven (11) through twenty (20), and 0.15% thereafter.
		Guaranteed Charge:	1.00% on an annual basis of the loan amount for all Policy Years

______________

(1)	The current cost of insurance charges shown are for a preferred nonsmoker underwriting and risk class while the Guaranteed charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO Tables). The cost-of-insurance rates listed do not reflect the addition of any “flat extras.” Flat extras account for adverse risks that, if applied, would increase the cost-of-insurance rates shown above.

(2)	Sample charge for a 27-year-old female preferred non-smoker (any underwriting class).

(3)	Sample charge for an 80-year-old male fully underwritten as standard smoker.

(4)	Sample charge for a 20-year-old female preferred non-smoker (any underwriting class).

(5)	The Policy Loan cost reflects the difference between the loan interest rate charged and the loan interest rate credited (see the Policy Loans section for more information).

(6)	This load applies to the Initial Stated Amount and any applied for increase in coverage. The duration of the load is measured from the segment effective date.

Charges for Optional Riders

Charge	When we Deduct the Charge	Amount Deducted

Insured Term Rider (2 parts) Cost of Insurance	Monthly on the Deduction Day	Current Charge:	Rates per $1000 of Term Insurance Risk for the First Year of Coverage: Minimum: $0.015319(1) Maximum: $39.0649(2)
		Guaranteed Charge:	Rates per $1000 of Term Insurance Risk for First Year of Coverage: Minimum: $0.0972(3) Maximum: $64.3169(2)
		Sample Charge for a 43 year-old non-smoking male (guaranteed issue)	Rates per $1000 of Term Insurance Risk for First Year of Coverage: Current: $0.061446 Guaranteed: $0.3701

Monthly Sales Load		Current Charge:	$0.01 per $1000 of the greater of: maximum of (1) and (2); where (1) = 6 times first year premium and (2) = minimum of (a) and (b); where (a) = initial Base Stated Amount and (b) = 20 times the target premium
		Guaranteed Charge:	Rates per $1000 of Term Insurance Risk for First Year of Coverage: Minimum: $0.01 Maximum: $0.01

______________

(1)	Sample charge for a 47-year-old female preferred non-smoker (any underwriting class).

(2)	Sample charge for an 80-year-old male fully underwritten as a sub-standard smoker Table 10.

(3)	Sample charge for a 20-year-old female preferred non-smoker (any underwriting class).

Fund Charges and Expenses

The next tables describe the Fund fees and expenses that you will indirectly pay periodically during the time that you own the Policy. The Investment Options purchase shares of the Funds at net asset value. The net asset value already reflects the deduction of each Fund’s Total Operating Expenses. Therefore you are indirectly bearing the costs of Fund expenses.

We receive payments and/or offsets from some of the Funds, their affiliates and/or service providers for providing administrative or other services for a Fund. These payments vary in amount and currently we receive fees at an annual rate of up to approximately 0.50% of the average net amount invested in a Fund on behalf of Travelers’ Separate Accounts. These payments by the Funds or their affiliates do not result in any charge to you in addition to the Total Operating Expenses disclosed for each Fund below.

The first table below shows the minimum and maximum fees and expenses, as a percentage of average daily net assets, charged by any of the Funds as of December 31, 2002. The second table shows each Fund’s fees and expenses, as a percentage of average daily net assets, as of December 31, 2002, unless otherwise noted. This information was provided by the Funds and we have not independently verified it. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

	Minimum (before reimbursement)	Maximum (before reimbursement)

Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or service fees (12b-1) fees, and other expenses)Total Annual Fund Operating Expenses	0.18%	1.83%

Funds	Management Fee (before expense reimbursement)	Distribution and/or Service Fees (12b-1)	Other Expenses (before expense reimbursement)	Total Annual Operating Expenses (before expense reimbursement)#

Capital Appreciation Fund	0.81%	—	0.03%	0.84%(1)
High Yield Bond Trust	0.55%	—	0.16%	0.71%(2)
Money Market Portfolio (Travelers)	0.38%	—	0.04%	0.42%(3)
AllianceBernstein Variable Product Series Fund, Inc.
AllianceBernstein Growth and Income Portfolio — Class B*	0.63%	0.25%	0.05%	0.93%
AllianceBernstein Premier Growth Portfolio — Class B*	1.00%	0.25%	0.06%	1.31%
American Funds Insurance Series
Global Growth Fund — Class 2 Shares*	0.67%	0.25%	0.04%	0.96%
Growth Fund — Class 2 Shares*	0.38%	0.25%	0.02%	0.65%
Growth-Income Fund — Class 2 Shares*	0.34%	0.25%	0.01%	0.60%
Delaware VIP Trust
Delaware VIP REIT Series — Standard Class	0.75%	—	0.09%	0.84%(4)
Dreyfus Variable Investment Fund
Dreyfus Variable Investment Fund — Appreciation Portfolio — Initial Shares	0.75%	—	0.03%	0.78%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio — Initial Shares	0.75%	—	0.06%	0.81%
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund — Class 2 Shares*	0.53%	0.25%	0.31%	1.09%(6)
Templeton Developing Markets Securities Fund — Class 2 Shares*	1.25%	0.25%	0.33%	1.83%(5)
Templeton Foreign Securities Fund — Class 2 Shares*	0.70%	0.25%	0.20%	1.15%(6)
Greenwich Street Series Fund
Equity Index Portfolio — Class I Shares	0.31%	—	0.05%	0.36%(7)
Fundamental Value Portfolio	0.75%	—	0.03%	0.78%(16)
Janus Aspen Series
Balanced Portfolio — Service Shares*	0.65%	0.25%	0.02%	0.92%(8)
Global Technology Portfolio — Service Shares*	0.65%	0.25%	0.07%	0.97%(8)
Worldwide Growth Portfolio — Service Shares*	0.65%	0.25%	0.05%	0.95%(8)
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio	0.50%	—	0.46%	0.96%(9)
Mid-Cap Value Portfolio	0.75%	—	0.40%	1.15%(9)
PIMCO Variable Insurance Trust
Real Return Portfolio — Administrative Class	0.25%	—	0.42%	0.67%(10)
Total Return Portfolio — Administrative Class	0.25%	—	0.41%	0.66%(11)
Pioneer Variable Contracts Trust
Pioneer Mid Cap Value VCT Portfolio — Class II Shares*	0.65%	0.25%	0.17%	1.07%

Funds	Management Fee (before expense reimbursement)	Distribution and/or Service Fees (12b-1)	Other Expenses (before expense reimbursement)	Total Annual Operating Expenses (before expense reimbursement)#

Putnam Variable Trust
Putnam VT International Equity Fund — Class IB Shares*	0.77%	0.25%	0.22%	1.24%
Putnam VT Small Cap Value Fund — Class IB Shares*	0.80%	0.25%	0.12%	1.17%
Salomon Brothers Variable Series Funds Inc.
All Cap Fund — Class I	0.85%	—	0.12%	0.97%
Investors Fund — Class I	0.70%	—	0.11%	0.81%(12)
Total Return Fund — Class I	0.80%	—	0.21%	1.01%(13)
Scudder Investment VIT Funds
EAFE® Equity Index Fund — Class A Shares	0.45%	—	0.47%	0.92%(14)
Small Cap Index Fund — Class A Shares	0.35%	—	0.26%	0.61%14)
The Travelers Series Trust
Convertible Securities Portfolio	0.66%	—	0.15%	0.81%(16)
Disciplined Mid Cap Stock Portfolio	0.76%	—	0.09%	0.85%(16)
Equity Income Portfolio	0.75%	—	0.09%	0.84%(17)
Large Cap Portfolio	0.75%	—	0.10%	0.85%(18)
Lazard International Stock Portfolio	0.89%	—	0.17%	1.06%(19)
MFS Emerging Growth Portfolio	0.81%	—	0.08%	0.89%(16)
MFS Mid Cap Growth Portfolio	0.86%	—	0.07%	0.93%(13)
Social Awareness Stock Portfolio	0.68%	—	0.10%	0.78%(19)
Travelers Quality Bond Portfolio	0.38%	—	0.06%	0.44%(20)
U.S. Government Securities Portfolio	0.38%	—	0.06%	0.44%(1)
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	0.80%	—	0.05%	0.85%(22)
Alliance Growth Portfolio	0.80%	—	0.03%	0.83%(22)
MFS Total Return Portfolio	0.80%	—	0.03%	0.83%(22)
Smith Barney Aggressive Growth Portfolio	0.80%	—	0.03%	0.83%(21)
Smith Barney Large Capitalization Growth Portfolio	0.75%	—	0.05%	0.80%
Van Kampen Enterprise Portfolio	0.70%	—	0.06%	0.76%(22)
Vanguard Variable Insurance Fund
Capital Growth Fund	0.46%	—	0.02%	0.48%
Diversified Value Portfolio	0.46%	—	0.04%	0.50%
Equity Index Portfolio	0.16%	—	0.02%	0.18%
Mid-Cap Index Portfolio	0.24%	—	0.06%	0.30%
Short-Term Corporate Portfolio	0.20%	—	0.03%	0.23%
Small Company Growth Portfolio	0.54%	—	0.03%	0.57%
Total Stock Market Index Portfolio	—	—	—	0.20% (15)
Variable Insurance Products Fund II
Contrafund® Portfolio — Service Class 2*	0.58%	0.25%	0.10%	0.93%(23)
Variable Insurance Products Fund III
Mid Cap Portfolio — Service Class 2*	0.58%	0.25%	0.12%	0.95%(24)

______________

     #   Waivers and Expense Reimbursements that are voluntary may be terminated at any time.

     *   The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

     †   Closed to new investors.

Notes

  (1)   Management fee includes an administration fee. Fund has a voluntary expense cap of 1.25%.

  (2)   Management fee includes an administration fee. The management fee has breakpoints. The management rates decrease as the Fund’s net assets increase. See prospectus for detailed information. Fund has a voluntary expense cap of 1.25%.

     (3)   Travelers Insurance Company reimbursed Money Market Portfolio for $71,805 in expenses for the year ended December 31, 2002. For the year ended December 31, 2002, there was a voluntary expense limitation. As a result of the voluntary expense limitation, the ratio of expense to average net assets will not exceed 0.40%. Management fee includes an administration fee.

     (4)   The investment advisor for the Delaware VIP REIT Series is Delaware Management Company (“DMC”). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, and extraordinary expenses) would not exceed 0.85%. For the period May 1, 2002 through April 30, 2003, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, and extraordinary expenses) would not exceed 0.95%. Effective May 1, 2003 through April 30, 2004, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, and extraordinary expenses) will not exceed 0.95%. Under its Management Agreement, the Ser ies pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.

     (5)   The Fund’s Class 2 distribution plan or “rule 12b-1 plan” is described in the Fund’s prospectus.

     (6)   The Fund’s Class 2 distribution plan or “rule 12b-1 plan” is described in the Fund’s prospectus. The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund’s investment in a Franklin Templeton money fund for cash management. This reduction is required by the Fund’s Board of Trustees and an exemptive order by the Securities and Exchange Commission.

     (7)   Management fee includes administration fees. Effective June 24, 2002, the Advisory fee for GSS Equity Index Portfolio increased to 0.25% from 0.15%, therefore the actual Management fee for the year was a blended rate of 0.20% plus 0.06% in Administration fees.

     (8)   Expenses for all Portfolios are based upon expenses for the year ended December 31, 2002. All expenses are shown without the effect of any expense offset arrangements.

     (9)   “Other Expenses” and “Total Annual Fund Operating Expenses” have been restated to reflect estimated expenses for the current fiscal year. For the year 2003, Lord, Abbett & Co. LLC (Lord Abbett) has contractually agreed to reimburse a portion of the Mid-Cap Value Portfolio’s expenses to the extent necessary to maintain its “Other Expenses” at an aggregate of 0.40% of its average daily net assets.

     (10)   “Other Expenses” reflects a 0.25% administrative fee, 0.01% representing the class’ pro rata Trustees’ fees, and 0.01% interest expense. Interest expense is generally incurred as a result of investment management activities. PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees’ fees 0.65% of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. Ratio of net expenses to average net assets excluding interest expense is 0.65%.

     (11)   “Other Expenses” reflects a 0.25% administrative fee, and 0.01% representing the Portfolio’s pro rata Trustees’ fees. PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees’ fees 0.65% of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

     (12)   As a result of a voluntary expense limitation, expense ratios will not exceed 1.00%.

     (13)   Management fee includes an administration fee. Fund has a voluntary expense cap of 1.00%.

     (14)   The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the Fund, to the extent necessary, to limit all expenses to 0.65% of the average daily net assets of the EAFE Equity Index Fund and 0.45% of the average daily net assets of the Small Cap Index Fund until April 30, 2005.

     (15)   The Portfolio began operations on January 8, 2003. Although the Portfolio is not expected to incur any net expenses directly, the Portfolio’s shareholders indirectly bear the expenses of the underlying Vanguard funds in which the Portfolio invests. The Portfolio’s indirect expense ratio, based on its underlying funds, is estimated at 0.20% for the current fiscal year.

     (16)   Management fee includes an administration fee. Fund has a voluntary expense cap of 0.80%.

     (17)   Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund’s custodian expenses. These offsets may be discontinued at any time. Including such reductions, Total Annual Operating expenses for the Equity Income Portfolio were 0.78%.

     (18)   Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund’s custodian expenses. These offsets may be discontinued at any time. Including such reductions, Total Annual Operating expenses for the Large Cap Portfolio were 0.81%.

     (19)   Management fee has breakpoints. The management rates decrease, as the Fund’s net assets increase. See prospectus for detailed information. Fund has a voluntary expense cap of 1.25%. The management fee also includes an administrative service fee.

     (20)   Management fee includes an administration fee. Fund has a voluntary expense cap of 0.75%.

     (21)   Fund has a voluntary expense cap of 1.00%.

     (22)   Fund has a voluntary expense cap of 1.25%.

     (23)   Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund’s custodian expenses. These offsets may be discontinued at any time. Including such reductions, Total Annual Operating expenses for the Fidelity VIP Contrafund Portfolio — Service Class 2 were 0.90%.

     (24)   Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund’s custodian expenses. These offsets may be discontinued at any time. Including such reductions, Total Annual Operating expenses for the Fidelity VIP Mid Cap Portfolio — Service Class 2 were 0.88%.

DESCRIPTION OF THE COMPANY, SEPARATE ACCOUNT
AND FUNDS

The Insurance Company

The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas.

The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415. The Company is subject to Connecticut law governing insurance companies and is regulated by the Connecticut Commissioner of Insurance. The Company files an annual statement in a prescribed form with the Commissioner that covers the operations of the Company for the preceding year and its financial condition as of the end of such year. The Company’s books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.

The Separate Account and its Investment Options

Under Connecticut law, The Travelers Insurance Company sponsors a separate account: The Travelers Fund UL III for Variable Life Insurance (Fund UL III). Separate accounts are primarily designed to keep policy assets separate from other company assets. Premium payments that you invest in the Investment Options are deposited in Fund UL III. The income, gains, and losses are credited to, or charged against Fund UL III without regard to the income, gains or losses from any other Investment Option or from any other business of the Company.

The Travelers Fund UL III for Variable Life Insurance was established on January 15, 1999 under the laws of Connecticut and is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940 and qualifies as a “separate account.”

Fund UL III is divided into the various Investment Options to which you allocate your Premium Payments. Each Investment Option uses its assets to purchase shares of a corresponding Fund of the same name. Fund UL III purchases shares of the Funds at net asset value (i.e., without a sales charge) and receives all dividends and capital gains distributions from each Fund, and reinvests in additional shares of that Fund. Finally, the assets of Fund UL III may not be used to pay any liabilities of the insurance company other than those arising from the Policies, and the insurance company is obligated to pay all amounts promised to Policy Owners under the Policy.

The Funds

The Funds offered through this Policy are listed below. Some Funds may not be available in certain states. We may also add, withdraw or substitute Funds from time to time. Each Fund is registered under the Investment Company Act of 1940 as an open-end, management investment company. These Funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Fund, and Policy Owners should not compare the two.

Each Fund has different investment objectives and risks. The Fund prospectuses contain more detailed information on each Fund’s investment strategy, investment advisers and its fees. You may obtain a Fund prospectus by calling 1-877-942-2654 through your registered representative. We do not guarantee the investment results of the Funds.

Funds	Investment Objective	Investment Adviser/Subadviser
Capital Appreciation Fund	Seeks growth of capital. The Fund normally invests in equity securities of issuers of any size and in any industry.	Travelers Asset Management International Company LLC (“TAMIC”) Subadviser: Janus Capital Corp.
High Yield Bond Trust	Seeks high current income. The Fund normally invests in below investment-grade bonds and debt securities.	TAMIC
Money Market Portfolio (Travelers)	Seeks high current return with preservation of capital and liquidity. The Fund normally invests in high-quality short term money market instruments.	TAMIC
AllianceBernstein Variable Product Series Fund, Inc.
AllianceBernstein Growth and Income Portfolio — Class B	Seeks reasonable current income and appreciation. The Fund normally invests in dividend-paying common stocks considered to be good quality.	Alliance Capital Management L.P. (“Alliance”)
AllianceBernstein Premier Growth Portfolio — Class B	Seeks growth of capital. The Fund normally invests in equity securities of a relatively small number of intensely researched U.S. companies.	Alliance
American Funds Insurance Series
Global Growth Fund — Class 2 Shares	Seeks capital appreciation. The Fund normally invests in common stocks of companies located around the world.	Capital Research and Management Co. (“CRM”)
Growth Fund — Class 2 Shares	Seeks capital appreciation. The Fund normally invests in common stocks of companies that appear to offer superior opportunities for growth of capital.	CRM
Growth-Income Fund — Class 2 Shares	Seeks capital appreciation and income. The Fund normally invests in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.	CRM
Delaware VIP Trust
Delaware VIP REIT Series — Standard Class	Seeks to achieve maximum long term total return with capital appreciation as a secondary objective. The Fund normally invests in companies that manage a portfolio of real estate to earn profits for shareholders (REITS).	Delaware Management Company (“Delaware”)
Dreyfus Variable Investment Fund
Dreyfus Variable Investment Fund — Appreciation Portfolio — Initial Shares	Seeks long term capital growth consistent with the preservation of capital. Current income is a secondary objective. The Fund normally invests in common stocks of established companies.	The Dreyfus Corporation (“Dreyfus”) Subadviser: Fayez Sarofim & Co.
Dreyfus Variable Investment Fund — Developing Leaders Portfolio — Initial Shares	Seeks to maximize capital appreciation. The Fund normally invests in companies with market capitalizations of less than $2 billion at the time of purchase.	Dreyfus

Funds	Investment Objective	Investment Adviser/Subadviser
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund — Class 2 Shares	Seeks long-term capital growth. The Fund normally invests in small capitalization companies.	Franklin Advisers, Inc.
Templeton Developing Markets Securities Fund — Class 2 Shares	Seeks long-term capital appreciation. The Fund normally invests in the investments of emerging market countries, primarily equity securities.	Templeton Asset Management Ltd.
Templeton Foreign Securities Fund — Class 2 Shares	Seeks long-term capital growth. The Fund normally invests in investments, primarily equity securities, of issuers located outside of the U.S., including those in emerging markets.	Templeton Investment Counsel, LLC
Greenwich Street Series Fund
Equity Index Portfolio — Class I Shares	Seeks investment results that, before expenses, correspond to the price and yield performance of the S&P 500 Index. The Fund normally invests in equity securities, or other investments with similar economic characteristics that are included in the S&P 500 Index.	Travelers Investment Management Co. (“TIMCO”)
Fundamental Value Portfolio	Seeks long-term capital growth. Current income is a secondary consideration. The Fund normally invests in common stocks, and common stock equivalents of companies, believed to be undervalued.	Smith Barney Fund Management LLC (“SBFM”)
Janus Aspen Series
Balanced Portfolio — Service Shares	Seeks long term capital growth, consistent with preservation of capital and balanced by current income. The Fund normally invests in common stocks selected for their growth potential and other securities selected for their income potential.	Janus Capital Management LLC (“Janus Capital”)
Global Technology Portfolio — Service Shares	Seeks long-term growth of capital. The Fund normally invests in securities of companies that are expected to benefit from advances or improvements in technology.	Janus Capital
Worldwide Growth Portfolio — Service Shares	Seeks growth of capital in a manner consistent with the preservation of capital. The Fund normally invests in the common stocks of companies of any size throughout the world.	Janus Capital
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio	Seeks long-term growth of capital and income without excessive fluctuations in market value. The Fund normally invests in equity securities of large, seasoned, U.S. and multinational companies believed to be undervalued.	Lord Abbett & Co.
Mid-Cap Value Portfolio	Seeks capital appreciation. The Fund normally invests in common stocks of mid-sized companies believed to be undervalued.	Lord Abbett & Co.
PIMCO Variable Insurance Trust
Real Return Portfolio — Administrative Class	Seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Fund normally invests in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments or government sponsored enterprises.	Pacific Investment Management Company LLC
Total Return Portfolio — Administrative Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund normally invests in intermediate maturity fixed income securities.	Pacific Investment Management Company LLC

Funds	Investment Objective	Investment Adviser/Subadviser
Pioneer Variable Contracts Trust
Pioneer Mid Cap Value VCT Portfolio — Class II Shares	Seeks capital appreciation. The Fund normally invests in the equity securities of mid-size companies.	Pioneer Investment Management, Inc.
Putnam Variable Trust
Putnam VT International Equity Fund — Class IB Shares	Seeks capital appreciation. The Fund normally invests in common stocks of companies outside the U.S.	Putnam Investment Management (“Putnam”)
Putnam VT Small Cap Value Fund — Class IB Shares	Seeks capital appreciation. The Fund normally invests in the common stocks of U.S. companies believed to be undervalued in the market.	Putnam
Salomon Brothers Variable Series Funds Inc.
All Cap Fund — Class I	Seeks capital appreciation. The Fund normally invests in common stocks and their equivalents of companies believed to be undervalued in the marketplace.	Salomon Brothers Asset Management (“SBAM”)
Investors Fund — Class I	Seeks long term growth of capital. Secondarily seeks current income. The Fund normally invests in common stocks of established companies.	SBAM
Total Return Fund — Class I	Seeks above average income (compared to a portfolio invested entirely in equity securities). Secondarily seeks growth of capital and income. The Fund normally invests in a broad range of equity and fixed-income securities of U.S. and foreign issuers.	SBAM
Scudder Investment VIT Funds
EAFE® Equity Index Fund — Class A Shares	Seeks to replicate, before expenses, the performance of the Morgan Stanley Capital International EAFE Index, which emphasizes stocks of companies in Europe, Australia and the Far East. The Fund normally invests in stocks and related securities that are representative of the EAFE Index as a whole.	Deutsche Asset Management, Inc. (“Deutsche”) Subadviser: Northern Trust Investments, Inc.
Small Cap Index Fund — Class A Shares	Seeks to replicate, before expenses, the performance of the Russell 2000 Small Stock Index, which emphasizes stocks of small U.S. companies. The Fund normally invests in stocks and other securities that are representative of the Russell 2000 Index as a whole.	Deutsche Subadviser: Northern Trust Investments, Inc.
The Travelers Series Trust
Convertible Securities Portfolio	Seeks current income and capital appreciation. The Fund normally invests in convertible securities.	TAMIC
Disciplined Mid Cap Stock Portfolio	Seeks growth of capital. The Fund normally invests in the equity securities of companies with mid-size market capitalizations.	TAMIC Subadviser: TIMCO
Equity Income Portfolio	Seeks reasonable income. The Fund normally invests in equity securities with a focus on income producing equities.	TAMIC Subadviser: Fidelity Management & Research Company (“FMR”)
Large Cap Portfolio	Seeks long term growth of capital. The Fund normally invests in the securities of companies with large market capitalizations.	TAMIC Subadviser: FMR
Lazard International Stock Portfolio	Seeks capital appreciation. The Fund normally invests in equity securities of non-U.S. domiciled companies located in developed markets.	TAMIC Subadviser: Lazard Asset Management

Funds	Investment Objective	Investment Adviser/Subadviser
MFS Emerging Growth Portfolio	Seeks long term growth of capital. The Fund normally invests in common stock and related securities of emerging growth companies.	TAMIC Subadviser: Massachusetts Financial Services (“MFS”)
MFS Mid Cap Growth Portfolio	Seeks long term growth of capital. The Fund normally invests in equity securities of companies with medium market capitalization that are believed to have above average growth potential.	TAMIC Subadviser: MFS
Social Awareness Stock Portfolio	Seeks long term capital appreciation and retention of net investment income. The Fund normally invests in equity securities. The Fund seeks companies that meet certain investment criteria and social criteria.	SBFM
Travelers Quality Bond Portfolio	Seeks current income and total return with moderate capital volatility. The Fund normally invests in investment-grade bonds and debt securities.	TAMIC
U.S. Government Securities Portfolio	Seeks current income, total return and high credit quality. The Fund normally invests in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.	TAMIC
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	Seeks capital appreciation. The Fund normally invests in common stocks of companies that are likely to benefit from new products, services or processes or have experienced above-average earnings growth.	Travelers Investment Adviser Inc. (“TIA”) Subadviser: AIM Capital Management Inc.
Fidelity Strategic Equity Portfolio#	Seeks capital appreciation. The Fund normally invests in equity securities, primarily in common stocks of domestic issuers, and is not constrained to any particular investment style.	TIA Subadviser: FMR
MFS Total Return Portfolio	Seeks above average income consistent with the prudent employment of capital. Secondarily, seeks growth of capital and income. The Fund normally invests in a broad range of equity and fixed-income securities of both U.S. and foreign issuers.	TIA Subadviser: MFS
Smith Barney Aggressive Growth Portfolio	Seeks long-term capital appreciation. The Fund normally invests in common stocks of companies that are experiencing, or are expected to experience, growth in earnings.	SBFM
Smith Barney Large Capitalization Growth Portfolio	Seeks long term growth of capital. The Fund normally invests in equities, or similar securities, of companies with large market capitalizations.	SBFM
Van Kampen Enterprise Portfolio	Seeks capital appreciation. The Fund normally invests in common stocks of growth companies.	TIA Subadviser: Van Kampen Asset Management Inc.
Vanguard Variable Insurance Funds
Capital Growth Portfolio	Seeks to provide long-term growth of capital. The Portfolio invests in stocks with above-average earnings growth potential that is not reflected in their current market prices. The Portfolio consists predominantly of large- and mid-capitalization stocks.	PRIMECAP Management Company
Diversified Value Portfolio	Seeks to provide long-term growth of capital. As a secondary objective, the Portfolio seeks to provide some dividend income. The Portfolio invests mainly in common stocks of large and medium-size companies whose stocks are considered by the adviser to be undervalued and out of favor with investors.	Barrow, Hanley, Mewhinney & Strauss, Inc.

Funds	Investment Objective	Investment Adviser/Subadviser
Equity Index Portfolio	Seeks to provide long-term growth of capital and income by attempting to track the performance of a broad-based market index of stocks of large U.S. companies. The Portfolio employs an indexing-investment approach, by holding all of the stocks in the Standard & Poor’s 500 Index in about the same proportions as represented by the Index.	The Vanguard Group
Mid-Cap Index Portfolio	Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The Portfolio employs an indexing-investment approach designed to track the performance of the MSCI Mid Cap 450 Index.	The Vanguard Group
Short-Term Corporate Portfolio	Seeks to provide a high level of income and to preserve contract owners’ principal. Invests in high-quality and, to a lesser extent, medium-quality fixed income securities, at least 80% of which will be short- and intermediate term corporate bonds and other corporate fixed income obligations.	The Vanguard Group
Small Company Growth Portfolio	Seeks to provide long-term growth of capital. Invests mainly in the stocks of smaller companies (which, at the time of purchase, typically have a market value of less than $1-$2 billion).	Granahan Investment Management, Inc. and Grantham, Mayo, Van Otterloo & Co. LLC
Total Stock Market Index Portfolio	Seeks to track the performance of a benchmark index that measures the investment return of the overall stock market. The Portfolio employs an indexing-investment approach. The Portfolio seeks to track the performance of the Wilshire 5000 Total Market Index by investing primarily in three Vanguard funds.	The Vanguard Group
Variable Insurance Products Fund II
Contrafund® Portfolio — Service Class 2	Seeks long term capital appreciation. The Fund normally invests in common stocks of companies whose value may not be fully recognized by the public.	FMR
Variable Insurance Products Fund III
Mid Cap Portfolio — Service Class 2	Seeks long term growth of capital. The Fund normally invests in common stocks of companies with medium market capitalizations.	FMR

______________

#It is anticipated that Alliance Growth Portfolio will change its name to Fidelity Strategic Income Portfolio and its investment objective as shown in the above chart.

Voting Rights

The Company is the legal owner of Fund shares. However, we believe that when a Fund solicits proxies in conjunction with a vote of shareholders, we are required to obtain instructions on how to vote Fund shares from Policy Owners who have chosen the corresponding Investment Option. Accordingly, we will send you proxy materials and voting instructions. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Policy Owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual or semi-annual report to Policy Owners.

Conflicts of Interest

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to qualified plans. Due to differences in redemption rates, tax treatment or other considerations, the interests of various shareholders participating in a Fund could conflict. Each will be monitored for the existence of any material conflicts by its Board of Directors to determine what action, if any, should be taken. The prospectuses for the Funds have more details.

The Fixed Account

(may not be available in all states)

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

You may allocate some of your Net Premium Payments and transfer some of your Contract Value to the Fixed Account (subject to certain restrictions (see Transfers). We credit the portion of Contract Value allocated to the Fixed Account with interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined at our sole discretion and declared at the beginning of each calendar quarter and guaranteed only for that quarter. The interest rate will be included in your quarterly statements.

Under the Fixed Account, which is part of the Company’s General Account, we assume the risk of investment gain or loss and guarantee a specified interest rate. The investment gain or loss of the Separate Account, the Investment Options or the Funds does not affect the Fixed Account portion of the Policy Owner’s Contract Value. The Fixed Account will not share in the investment performance of our General Account. See the Transfers section for restrictions on transfers into and out of the Fixed Account.

POLICY CHARGES AND DEDUCTIONS

We deduct the charges described below. The charges are for services and benefits we provide, costs and expenses we incur, and risks we assume under the Policies. The amount of a charge may not exactly correspond to the costs associated with providing the services or benefits indicated by the designated charge. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expense charges.

The services and benefits we provide include:

    the ability for you to make withdrawals and surrenders under the Policies the ability for you to obtain a loan under the Policies
    the Death Benefit paid on the death of the Insured
    making available a variety of Investment Options and related programs (including dollar-cost averaging and portfolio rebalancing)
    administration of the various elective options available under the Policies and the distribution of various reports to Policy Owners.

The costs and expenses we incur include:

    expenses associated with underwriting applications and increases in the Stated Amount losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies sales and marketing expenses including commission payments to your sales agent and other costs of doing business.

Risks we assume include:

    that the Insured may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

Charges Against Premium

We deduct certain charges from each Premium Payment you make before we allocate that Premium Payment (Net Premium Payment) among the Investment Options and the Fixed Account.

    Front-End Sales Expense Charge: We deduct a front-end sales charge from each Premium Payment received. This charge helps us defray our costs for sales and marketing expenses, including commission payments to your sales agent. The Sales Expense Charge is summarized in the chart below.
	SALES EXPENSE CHARGES ON A CURRENT BASIS		SALES EXPENSE CHARGES ON A GUARANTEED BASIS

POLICY YEARS	Up to Target Premium	Above Target Premium	Up to Target Premium	Above Target Premium

Year 1	10%	6.8%	12%	8%
Year 2	10%	6.4%	12%	8%
Year 3	8%	6.0%	12%	8%
Year 4	8%	5.5%	12%	8%
Year 5	8%	4.5%	12%	8%
Years 6 & 7	8%	3.5%	12%	8%
Years 8+	3.5%	3.5%	12%	8%

Currently, 2.25% of the Sales Expense Charge is designed to compensate the Company for state premium taxes owed by the Company associated with the receipt of Premium, which cost is borne by the Policy Owner. These taxes vary from state to state and currently range from 0.75% to 3.50%. Because there is a range of premium taxes, a Policy Owner may pay a premium charge that is higher or lower than the premium tax actually assessed or not assessed against the Company in his or her jurisdiction. Likewise, 1.25% of the Sales Expense Charge is designed to compensate us for federal taxes (federal deferred acquisition cost charge) associated with the receipt of Premium, which cost is borne by the Policy Owner.

Charges Against Contract Value

Monthly Deduction Amount: Several charges are combined in the Monthly Deduction Amount, which we deduct pro rata from each of the Investment Option’s values attributable to the Policy and the Fixed Account. We deduct the amount on the first day of each Policy Month (the Deduction Date). The dollar amount of the Monthly Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of (1) the Cost of Insurance Charge, (2) the Policy Administrative Expense Charge, (3) Monthly Sales Expense Charge and (4) charges for any Riders. These are described below.

    Cost of Insurance Charge: The cost of insurance charge is the primary charge under your Policy for the life insurance protection (Coverage Amount) we provide you. The Coverage Amount is equal to the Amount Insured less the Contract Value. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses. The amount of the cost of insurance charge depends on: (1) the amount of life insurance coverage; (2) the Contract Value of your Policy on the date of the deduction and (3) the current cost per dollar for insurance coverage.
    There are maximum or guaranteed cost of insurance rates associated with your Policy that are shown on the Policy Summary page of your Policy. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissions Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the Insured.

    The current cost of insurance rates are based on the age, risk class and gender (unless unisex rates are required) of the Insured. The current rates are lower than the guaranteed rates and they will never exceed the guaranteed rates in the future. We will base any future changes in these rates only on our future expectations as to mortality, expenses and persistency. Nothing in the Policy will be affected by our actual mortality and expenses experienced under Policies issued. We will determine the current rates for the Initial Stated Amount and for each increase to the Stated Amount at the start of each Policy Year and will guarantee them for that Policy Year. Any change that we make in the current rates will be on a uniform basis for insureds of the same age, sex, duration and rate class.
    Policy Administrative Expense Charge: A $5.00 fee. Guaranteed not to exceed $10.00 per month.
    Monthly Sales Expense Charge: $0.10 per thousand per month of Total Initial Death Benefit (both term and base coverage) for the first 20 Policy Years. This load applies to the Initial Stated Amount and any applied for increase in coverage. The duration of the load is measured from the segment effective date. The amount to which this load will apply (multiplied by) will be a maximum of (6 times paid Premium) and (the minimum of (the Stated Amount) and (20 times the Target factor per $1,000 multiplied by the Initial Death Benefit divided by 1000)).
    Charges for Riders: The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any Riders for which there is a charge. The amount of this charge will vary depending upon the actual Rider selected.

Surrender Charges: There is no surrender charge.

Charges Against the Separate Account

(not assessed on Contract Values in the Fixed Account)

Mortality and Expense Risk Charge: We deduct a daily charge for mortality and expense risks from the assets in the Investment Options. The mortality risk assumed under the Polices is that the Insured may not live as long as expected. The expense risk charge assumed is that the expenses incurred in issuing and administering the Policies may be greater than expected. In addition, a portion of the mortality and expense risk charge may be used to pay sales commissions and expenses.

Policy Years	M&E Charge on a Current Basis (annual)	M&E Charge on a Guaranteed Basis (annual)
1-25	0.45%	0.75%
Years 26+	0.30%	0.75%

Fund Charges

Fund charges are not direct charges under the Policy. When you allocate money to the Investment Options, the Separate Account purchases shares of the corresponding Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted from the Funds. See the “Fee Tables” section in this prospectus and the Fund company prospectuses for information on the Fund charges.

Modification, Reserved Rights and Other Charges

We may offer the Policy in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.

We reserve the right to charge for transfers, Dollar Cost Averaging, illustrative reports and to charge the assets of each Investment Option for a reserve of any income taxes payable by the Company on the assets attributable to that Investment Option.

We sell the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to the broker-dealers for selling the Policies. You do not directly pay these commissions. We intend to recover commissions, marketing, administrative and other expenses and cost of Policy benefits through the fees and charges imposed under the Policies. See “Distribution.”

POLICY DESCRIPTION

Travelers Life & Annuity Corporate Select is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, cash values and other features traditionally associated with life insurance. The Policy is a security because the Contract Value and, under certain circumstances, the Amount Insured and Death Benefit may increase or decrease to reflect the performance of the Funds and/or the Fixed Account that you direct your Net Premium Payments to. The Policy is non-participating, which means the Company will not pay dividends on the Policy.

Applying for a Policy

To purchase a Policy, an application on the Insured must be submitted to us with information that includes:

    Requested Stated Amount (minimum of $50,000)
    Death Benefit Option
    Beneficiary
    Investment Option selections and
    Rider selections.

Policies generally will be issued only on the life of an Insured between the ages of 20-80. We will then follow certain underwriting procedures designed to determine the insurability of the proposed Insured and may require medical examinations and additional information about the proposed Insured before the application is approved. A Policy will be issued only after the underwriting process is completed to our satisfaction (Issue Date). The Policy Date (shown on the Policy Summary) is the date we use to determine all future transactions on the Policy (e.g., deduction dates, policy years).

We reserve the right to reject an application for any reason subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered. If the application is declined or cancelled, the full amount paid with the application will be refunded. We may apply increased charges for the underwriting classification of a proposed Insured.

Right to Cancel (free look period)

An Applicant may cancel the Policy by returning it via mail or personal delivery to the Company or to the agent who sold the Policy. The Policy must be returned by the latest of

(1)	10 days after delivery of the Policy to the Policy Owner

(2)	45 days of completion of the Policy application or

(3)	10 days after the Notice of Right to Cancel has been mailed or delivered to the Applicant whichever is latest or

(4)	later if required by state law.

We will refund the premium payments paid, or the sum of (1) the difference between the premium paid, including any fees or charges, and the amounts allocated to the Investment Option(s), (2) the value of the amounts allocated to the Investment Option(s) on the date on which the Company receives the returned Policy, and (3) any fees and other charges imposed by the Company on amounts allocated to the Investment Option(s), depending on state law. We will make the refund within seven days after we receive your returned policy.

During the Right to Cancel period, we allocate Net Premiums to the Money Market Portfolio unless you purchase a contract in a state that permits us to refund Contract Value. If you purchase the Contract in a state that permits us to refund Contract Value, we will invest your Net Premiums in the Investment Options you select during the Right to Cancel period.

When Coverage Begins

Except as stated in the Temporary Insurance Agreement, coverage under the Policy will be effective on the later of the Policy Date or the Issue Date (as shown on the Policy Summary) if, on the later of the Policy Date or the Issue Date, the health and other conditions relating to insurability remain complete and true as described in the application.

You may request a Policy Date of up to twelve months prior to the Issue Date for the purpose of preserving a younger Age or other reasons subject to our administrative procedures and state laws (a “back-dated policy”). In many, but not all cases, a younger Age will result in a smaller planned premium and lower cost of insurance charges. However, we will deduct the Monthly Deduction Amount under the Policy beginning on the Policy Date even though insurance coverage will not be effective until the Issue Date of the Policy.

Income Tax Free ‘Section 1035’ Exchanges

You can generally exchange one life insurance policy for another in a ‘tax-free exchange’ under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

Ownership/Policy Rights

The Policy Owner is the person who has the right to exercise all of the rights and options under the Policy, and to make changes to the Policy while the Insured is alive. Usually, the person who is buying the Policy is also the Policy Owner. However, in some instances, the Policy Owner can be an entity such as a trust or someone other than the person who is buying the Policy. In either situation, the Policy Owner may exercise certain rights that are described below. Some changes to the Policy require additional underwriting approval.

       Assigning the Policy

    The Policy Owner may assign the Policy as collateral for a loan or other obligation. We are not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment. Assigning the Policy may have tax consequences. See “Tax Treatment of Policy Benefits.” You should consult a tax adviser before assigning the Policy.

       Receiving the Maturity Benefit

    If the Insured is living on the Maturity Date, we will pay you the Contract Value of the Policy as of the Maturity Date, less any:

1.	Outstanding loan;

2.	Monthly Deduction Amount due but not paid; and

3.	Amount payable to an assignee under a collateral assignment of the Policy.

    Upon maturity, insurance ends and we have no further obligation under the Policy.

       Changing or revoking a Beneficiary

    The Beneficiary is named in the Policy application and is the person who receives the Death Benefit when the Insured dies. More than one Beneficiary may be named and you may make your Beneficiary designation irrevocable. When the Insured dies, if no Beneficiary is alive, the Death Benefit will be paid to you, if you are alive, otherwise to your estate.

    Unless you irrevocably named the Beneficiary, you may name a new Beneficiary while the Insured is living and while your Policy is in force by writing us at our Home Office. Subject to our receipt of the change, any change in beneficiary will be effective on the date you sign the notice of change regardless of whether the Insured has died at the time we receive the notice; however, we will have no further responsibility if we made any payment before we receive the notice of change.

       Decreases in the Stated Amount of Insurance

    You may request a decrease in the Stated Amount after the first Policy Year, provided that the Stated Amount after any decrease is not less than the minimum amount of $50,000. For purposes of determining the Cost of Insurance charge, a decrease will reduce the Stated Amount in the following order:

1.	against the most recent increase in the Stated Amount

2.	to other increases in the reverse order in which they occurred and

3.	to the initial Stated Amount.

    A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is included in your gross income.

       Changing the Death Benefit Option

    After the first Policy Year, if the Insured is still alive you may change the Death Benefit Option by sending a written request to the Company. The Stated Amount will be adjusted so the Coverage Amount remains level. There is no other direct consequence of changing a Death Benefit option, except as described under “Tax Treatment of Policy Benefits.” However, the change could affect future values of the Coverage Amount. The Cost of Insurance Charge, which is based on the Coverage Amount, may be different in the future. The following changes in Death Benefit Options are permissible: Options 1-2, Options 2-1 and Options 3-1.

    If the option is changed from Option 1 to Option 2, the Stated Amount will be reduced by the amount of the Contract Value at the time of the change. If the option is changed from Option 2 to Option 1, the Stated Amount will be increased by the amount of the Contract Value at the time of the option change. If the option is changed from Option 3 to Option 1, the Stated Amount will be increased by the amount of accumulated premiums paid at the time of the option change.

    It is not permitted to change from Option 3 to Option 2, from Option 1 to Option 3 and from Option 2 to Option 3.

       Increases in the Stated Amount (requires additional underwriting approval)

    You may request an increase to the Stated Amount after the first Policy Year and prior to the Policy Anniversary on which the Insured is age 80. We will not allow a requested increase to the Stated Amount for less than the Minimum Increase Amount shown on your Policy Summary page. The increase will be effective on the date shown on the supplemental Policy Summary that we will send you. We will require you to submit a new application and evidence of insurability since your cost of insurance will increase commensurate with the increase in the Stated Amount and in consideration of the attained age of the Insured at the time the increase is requested. The effective date of any increase in Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the applicant.

Written requests for changes should be sent to Travelers Life & Annuity, Institutional Life Products Division, P.O. Box 990026, Hartford, CT 06199-0026. You can contact us by calling (877) 942-2654. Some Policy changes may have tax consequences. You should consult a tax adviser before requesting any changes.

PREMIUMS

Amount, Frequency and Duration of Premium Payments

The Policy allows you to choose the amount and frequency (e.g., monthly, semi-annually, annually) of your Premium Payments within certain guidelines (Planned Premium). The amount of your Premium Payment will vary based on factors including: the age, sex and rating classification of the Insured. The minimum initial premium we will accept is the amount necessary to pay the Monthly Deduction Amount due.

Prior to the Maturity Date, you may request a change in the amount and frequency of your Planned Premium Payments and also make unscheduled Premium Payments as long as receipt of such payments or change would not disqualify the Policy as life insurance under applicable federal tax laws. We reserve the right to require evidence of insurability before we accept any additional Premium Payment that would increase insurance coverage.

You may make Premium Payments by:

       mailing a check, payable to The Travelers Insurance Company, to: the COLI Unit at Travelers Life & Annuity, Institutional Life Products, P.O. Box 990026, Hartford, CT 06199-0026
       by direct checking account deductions or
       by wire transfer.

If you do not make your Planned Premium Payment on schedule, your policy may lapse. In addition, even if you make your Planned Premiums on schedule, your Policy may lapse if the Cash Surrender Value of the Policy is insufficient to cover the Monthly Deduction Amount. In either of these cases, before your Policy lapses your Policy will be in default and a Grace Period will begin. Thirty days after the default happens we will send you a lapse notice stating the amount due to keep the Policy in effect and the date by which you must pay it. If the Insured dies during the Grace Period before you have paid the required premium, we will still pay the Death Benefit under the Policy although we will reduce the Death Benefit proceeds by any Monthly Deduction Amount due and the amount of any outstanding loans. If the required premium is not paid within 31 days after the notice is sent, the Policy will lapse.

Allocation of Premium Payments

During the underwriting period, any Premium we receive will be placed in a non-interest bearing account. After the Policy Date and until the applicant’s Right to Cancel has expired, your Net Premium will be invested in the Money Market Portfolio unless you purchase the Contract in a state that allows us to refund Contract Value. If you purchase the Contract in a state that allows us to refund Contract Value, we will place your Net Premium in the Investment Options you select on your application (premium allocation instructions) during the Right to Cancel period.

You may change your premium allocation instructions upon written request to us (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions.

Unless underwriting is required, we will process a Premium Payment or other transaction as of the next computed Accumulation Unit Value of an Investment Option following our receipt of the Premium Payment or other transaction request in good order.

VALUES UNDER YOUR POLICY

Contract Value

Each Policy has a Contract Value that is used as the basis for determining Policy benefits and charges. On each business day your Policy has a Contract Value, which we use to determine how much money is available to you for loans, surrenders and in some cases the Death Benefit.

A Policy’s Contract Value is the sum of the values held in the Investment Options, the Fixed Account and the Loan Account. A Policy’s Contract Value will change daily, has no guaranteed minimum value and may be more or less than the Premiums paid. We calculate the Policy’s Contract Value each day the New York Stock Exchange is open for trading (a Valuation Date). The period between successive Valuation Dates is called a Valuation Period.

The Contract Value will increase or decrease depending on the investment performance of the Investment Options, the Premium Payments you make, the fees and charges we deduct and any Policy transactions (loans, withdrawals, surrenders) you make.

Investment Option Valuation

The value of each Investment Option is measured in Accumulation Units. We value each Investment Option on each Valuation Date. Every time you allocate or transfer money to or from an Investment Option we convert that dollar amount into units. The value of an Accumulation Unit for each Investment Option is initially set at $1.00 and may vary among Investment Options and from one Valuation Period to the next. We determine each Investment Option’s Accumulation Unit Value (AUV) on each Valuation Date by multiplying the value on the immediately preceding Valuation Date by the corresponding Net Investment Factor (see below) for the Valuation Period just ended. For example, to calculate Monday’s Valuation Date price, we would multiply Friday’s Accumulation Unit Value by Monday’s Net Investment Factor.

The Net Investment Factor is simply an index we use to measure the investment performance of an Investment Option from one Valuation Period to the next. Each Investment Option has a Net Investment Factor for each Valuation Period that may be greater or less than one. Therefore, the value of an Accumulation Unit (and the value of the Investment Option) may increase or decrease.

We determine the Net Investment Factor for any Valuation Period using the following equation:	a	— c
b

a is:

1.	the net asset value per share of the Fund held in the Investment Option as of the Valuation Date plus

2.	the per-share amount of any dividend or capital gain distribution on shares of the Fund held by the Investment Option if the ex-dividend date occurs in the Valuation Period just ended plus or minus

3.	a per-share charge or credit, as we may determine on the Valuation Date for tax reserves and

b is:

1.	the net asset value per share of the Fund held in the Investment Option as of the last prior Valuation Date plus or minus

2.	the per-share or per-unit charge or credit for tax reserves as of the end of the last prior Valuation Date and

c is the applicable Investment Option deduction for the Valuation Period.

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option’s investment experience. The Separate Account will redeem Fund shares at their net asset value, to the extent necessary to make payments under the Policy.

Premium Payments will be credited to your Policy based on the Accumulation Unit Value next determined of the applicable Investment Option after we receive the Premium Payment in good order.

Transfers between Investment Options will result in the addition or reduction of Accumulation Units having a total value equal to the dollar amount being transferred to or from a particular Investment Option. The number of Accumulation Units will be determined by dividing the amount transferred by the Accumulation Unit Value of the Investment Options involved as of the next Valuation Date after we receive your request for transfer at our Home Office.

Fixed Account Valuation

The Fixed Account value on the Policy Date is equal to the portion of the initial Net Premium allocated to the Fixed Account. The Fixed Account value on each subsequent day is equal to the Fixed Account value on the preceding day, plus:

a.	Net Premium Payments allocated to the Fixed Account since the preceding day

b.	Amounts transferred to the Fixed Account from the Investment Options and the Loan Account since the preceding day

c.	Interest credited to the Fixed Account since the preceding day,

minus:

d.	Amounts transferred out of the Fixed Account to the Investment Options and the Loan Account since the preceding day

e.	Amounts transferred out of the Fixed Account to pay applicable Deduction Amount charges (the portion of the Deduction Amount charged will be based upon the proportion of the Fixed Account value relative to the Contract Value) since the preceding day

f.	Any transfer charges that have been deducted from the Fixed Account since the preceding day

g.	Any surrender amounts, including applicable surrender charges, that have been deducted from the Fixed Account since the preceding day

h.	Any Stated Amount decrease charges that have been deducted from the Fixed Account since the preceding day.

Loan Account Valuation

When you borrow money from us using the Policy as collateral for the loan, we transfer an amount equal to the amount of the loan from the Investment Options pro-rata to the Loan Account as collateral for that loan. Loan amounts will be transferred from the Fixed Account only if insufficient amounts are available in the Investment Options. You may borrow up to 100% of the Policy’s Cash Surrender Value. The value in the Loan Account is charged a fixed rate of interest declared by us that will not exceed 5.00%. We charge this interest in arrears at the end of each Policy Year. In addition, the value in the Loan Account will be credited, in arrears, with a fixed rate of interest declared by us that will be at least 4% annually. Currently, we credit the value in the Loan Account 4.40% in Policy Years 1-10, 4.50% in Policy Years 11-20 and 4.85% in Policy Years 21 and later.

When we determine a Policy’s Contract Value, the value in the Loan Account (i.e., the amount (adjusted for any repayments or additional Policy loans) we transferred from the Investment Options and the Fixed Account to secure the loan) and the result of any interest charged or credited on such amount, is added together with the values in the Investment Options and the Fixed Account.

TRANSFERS

Transfers of Contract Value

Generally, you may transfer Contract Value among the Investment Options. However, the Policy is not designed to serve as a vehicle for frequent trading in the Investment Options in response to short-term fluctuations in the stock market. Therefore, all transfers are subject to the following restrictions:

1.	Excessive Transfers. We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we will consider, among other things, the following factors:

        the total dollar amount being transferred;
        the number of transfers you made within the previous three months;
        whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and
        whether your transfers are part of a group of transfers made by a third party on behalf of the individual Policy Owners in the group.
2.	Market Timers. We reserve the right to restrict transfers by any market timing firm or any other third party authorized to initiate transfers on behalf of multiple Policy Owners. We may, among other things:

        reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

Future Modifications. We will continue to monitor the transfer activity occurring among the Investment Options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interests of all Policy Owners.

If we determine you are engaging in activity as described above or similar activity that will potentially hurt the rights or interests of Policy Owners, we will restrict or eliminate the number of transfers you can make and/or may restrict or eliminate the mode of transfers (e.g., we will not accept transfers made via facsimile or telephone) you may make. We will notify you if we reject a transfer request. None of these restrictions are applicable to transfers made under a Dollar Cost Averaging Program or a rebalancing program.

Transfer of Contract Value from the Fixed Account to the Investment Options

Transfers from the Fixed Account must be made within 30 days after your Policy Anniversary or semi-anniversary. We reserve the right to limit the amount transferred from the Fixed Account to the Investment Options to 25% of the Contract Value in the Fixed Account.

Transfer of Contract Value from the Investment Options to the Fixed Account

Transfers to the Fixed Account may not be made prior to the first Policy Anniversary or within 12 months of any prior transfer. We reserve the right to restrict the amount transferred to the Fixed Account to 20% of the portion of the Contract Value attributable to the Investment Options at the end of the prior Valuation Period. We reserve the right to refuse transfers to the Fixed Account if the Fixed Account is greater than or equal to 30% of the Contract Value.

Dollar-Cost Averaging (DCA Program)

You may establish automated transfers of Contract Value on a monthly or quarterly basis from any Investment Option to any other available Investment Option by completing our DCA authorization form or through other written request acceptable to us. You must have a minimum of $1000 of Contract Value to enroll in the DCA Program. The minimum automated transfer amount is $100.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days’ notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of Contract Value, you should consider the risks involved in switching between Investment Options available under this Policy. Dollar-Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

The Fixed Account is not eligible for participation in the Dollar-Cost Averaging program.

Portfolio Rebalancing

This program can help prevent a structured investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages for the Investment Options you most recently selected to shift. Under this program, you may instruct us to periodically, and automatically, reallocate values in your Policy to help keep your investments properly aligned with your investment strategy. You may participate in the Portfolio Rebalancing Program by completing our rebalancing form.

DEATH BENEFIT

The Death Benefit under the Policy is the amount paid to the Beneficiary upon the death of the Insured. The Death Benefit will be the Amount Insured at the time of death minus any unpaid Monthly Deduction Amount, any amount payable to an assignee under a collateral assignment of the Policy and outstanding Policy loans.

You may elect one of these Death Benefit options. As long as the Policy remains in effect, the Company guarantees that the Death Benefit under any option will be at least the current Stated Amount of the Policy less any outstanding Policy loan and unpaid Monthly Deduction Amount. The Amount Insured under any option may vary with the Contract Value of the Policy. Under Option 1 (the “Level Option”), the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Contract Value (the “Minimum Amount Insured”). Under Option 2 (the “Variable Option”), the Amount Insured will be equal to the Stated Amount of the Policy plus the Contract Value (determined as of the date of the Insured’s death) or, if greater, the Minimum Amount Insured. Under Option 3, (the Annual Increase Option), the Amount insured will be equal to the Stated Amount of the Policy plus Premium Payments minus any partial surrenders.

The Minimum Amount Insured is the amount required to qualify the Policy as a life insurance Policy under the current federal tax law. Under that law, the Minimum Amount Insured equals a stated percentage of the Policy’s Contract Value determined as of the first day of each Policy Month. The percentages differ according to the attained age of the Insured and the definition of life insurance under Section 7702 selected by you at the time of application. (Cash Value Accumulation Test or Guideline Premium Cash Value Corridor Test). The Minimum Amount Insured is set forth in the Policy and may change as federal income tax laws or regulations change. The following is a schedule of the applicable percentages for the Guideline Premium Cash Value Corridor Test. For attained ages not shown, the applicable percentages will decrease evenly:

Attained Age of Insured	Percentage
0-40	250
45	215
50	185
55	150
60	130
65	120
70	115
75	105
95+	100

Federal tax law imposes another cash funding limitation on cash value life insurance Policies that may increase the Minimum Amount Insured shown above. This limitation, known as the “guideline premium limitation,” generally applies during the early years of variable universal life insurance Policies.

In the Cash Value Accumulation Test, the factors at the end of a Policy Year are set forth in Appendix C.

The investment performance of the Funds, expenses and deduction of charges all impact Contract Value. In some circumstances, the Death Benefit may vary with the amount of the Contract Value. Under Death Benefit Option 1, the Death Benefit will vary with the Contract Value whenever the Contract Value multiplied by the applicable Minimum Amount Insured percentage set forth in Section 7702 of the Code is greater than the Stated Amount. Under Death Benefit Options 2 and 3, the Death Benefit will always vary with the Contract Value because the Death Benefit is equal to the Stated Amount of the Policy plus the Contract Value as of the date of the Insured’s death (or if greater, the Minimum Amount Insured as of the date of the Insured’s death). Finally, if the investment performance of the Funds is too low and the Contract Value of your Policy falls below the amount necessary to pay the Monthly Deduction Amount due and you do not send us sufficient Premium, your Policy may lapse and no coverage will be in effect.

Death Benefit Examples

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under Death Benefit Options 1. The examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Contract Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy loan.

OPTION 1 — Level Death Benefit

In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Contract Value).

EXAMPLE ONE. If the Contract Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit in the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $50,000.

EXAMPLE TWO. If the Contract Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).

OPTION 2 — Variable Death Benefit

In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Contract Value of the Policy (determined on the date of the Insured’s death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Contract Value).

EXAMPLE ONE. If the Contract Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Contract Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Contract Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Contract Value ($50,000 + $60,000 = $110,000).

OPTION 3 — Annual Increase Option

In the following examples of an Option 3 Annual Increase Option, the Death Benefit is generally equal to the Stated Amount of $50,000 plus Premium Payments paid minus partial surrenders, accumulated at the specified interest rates.

EXAMPLE ONE. If the Contract Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($52,650) would be equal to the Stated Amount ($50,000) plus Premium Payments ($2,500) aggregated at 6.00% for one year, unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Contract Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The Death Benefit would be $100,000 since the Death Benefit is greater than the Stated Amount plus Premium Payments aggregated at 6.00% for one year ($52,650) or the Minimum Amount Insured ($100,000).

Changing the Death Benefit Option

After the first Policy Year, if the Insured is alive you may change the Death Benefit Option by sending a written request to the Company. The following changes in Death Benefit Options are permissible:

            Option 1-2

            Option 2-1

            Option 3-1

It is not permitted to change from Option 3 to 2; Option 1 to 3, and 2 to 3.

If the Option is changed from Option 1 to Option 2, the Stated Amount will be reduced by the amount of the Contract Value at the time of the change. If the Option is changed from Option 2 to Option 1 the Stated Amount will be increased by the amount of the Contract Value at the time of the Option change. Such an increase in Stated Amount will not require evidence of insurability. If the Option is changed from Option 3 to Option 1, the Stated Amount will be increased by the amount of accumulated premiums paid at the time of the option change. There is no other direct consequence of changing a Death Benefit option, except as described under “Tax Treatment of Policy Benefits.” However, the change could affect future values of Net Amount At Risk. The cost of insurance charge which is based on the Net Amount At Risk may be different in the future.

Paying the Death Benefit and Payment Options

Death Benefits are payable within seven days after we receive satisfactory proof of the Insured’s death. The amount of Death Benefit paid may be adjusted to reflect any unpaid Monthly Deduction Amount, any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. If no Beneficiary is living when the Insured has died, the Death Benefit will be paid to the Policy Owner, if living, otherwise, the Death Benefit will be paid to the Policy Owner’s estate.

Subject to state law, if the Insured commits suicide within two years following the Issue Date limits on the amount of Death Benefit paid will apply. (See Limits on Right to Contest and Suicide Exclusion.) In addition, if the Insured dies during the 61-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due against the Contract Value of the Policy, then the Death Benefit actually paid to the Policy Owner’s Beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid. (See Contract Value and Cash Surrender Value for effects of partial surrenders on Death Benefits.)

We will pay policy proceeds in a lump sum. We may defer payment of proceeds which exceed the Contract Value for up to six months from the date of the request for the payment.

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $50, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

BENEFITS AT MATURITY

If your Policy is in effect on the Maturity Date, we will pay the Policy’s Contract Value less any Outstanding Loan, any unpaid Monthly Deduction Amount and any amounts payable to an assignee under a collateral assignment of the Policy. We will then have no further obligations under the Policy.

OTHER BENEFITS

Exchange Option

Once the Policy is in effect, during the first 24 months you may choose to irrevocably transfer all Contract Value of the Investment Options to the Fixed Account. Upon election of this option, no future transfers to the Investment Options will be permitted. All future premium payments will be allocated to the Fixed Account. No evidence of insurability is required to exercise this option. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any Outstanding Policy Loan must be repaid before we will make an exchange.

Insured Term Rider (Supplemental Insurance Benefits)

You may choose to purchase the Insured Term Rider as an addition to the Policy.

POLICY SURRENDERS

You may withdraw all or a portion of the Cash Surrender Value from the Policy on any day that the Company is open for business. Withdrawing all or a portion of the Cash Surrender Value may have tax consequences. (See Tax Treatment of Policy Benefits.)

Full Surrender

You may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the Beneficiary’s consent provided the Beneficiary has not been designated as irrevocable. If so, you will need the Beneficiary’s consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Contract Value, minus any outstanding Policy loans, and any surrender charge. We will pay you within seven (7) days after we receive your request in good order. The Policy will terminate on the date we receive your request.

Partial Surrender

You may request a partial surrender of the Policy. The minimum amount is $500. The amount paid to you will be the net amount requested. We will deduct the net amount surrendered plus any applicable surrender charge pro rata from all your selected Investment Options and the Fixed Account, unless you give us other written instructions. When you request a partial surrender, the portion of the Contract Value deducted from the Fixed Account is based on the proportion of the Fixed Account value relative to the Contract Value of the Policy as of the date we receive your request. A deduction greater than this proportionate amount is not permitted. We will pay you within 7 days after we receive your request.

In addition to reducing the Policy’s Contract Value and Amount Insured, partial surrenders will reduce the Death Benefit payable under the Policy. We will reduce the Stated Amount by the amount necessary to prevent any increase in the Coverage Amount. We may require you to return the Policy to record this reduction.

POLICY LOANS

While the Policy is in force, you may borrow money using the Policy as the only security (collateral) for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. (See Federal Tax Considerations.)

Loan Conditions

    You may borrow up to 100% of the Policy’s Cash Surrender Value as of the date we receive the written loan request. We charge you interest on the amount of the loan.
    The loan request must be at least $500, except where state law requires a different minimum.

    To secure the loan, we transfer an amount equal to the loan from the Investment Options pro-rata to the Loan Account. Loan Amounts will be transferred from the Fixed Account only when insufficient amounts are available in the Investment Options.
    We charge interest on the outstanding amount of your loan(s), and you must pay this interest in arrears, at the end of each Policy Year. The annual effective loan interest rate charged is 5.00%. Interest not paid when due will be added to the amount of the loan. We will transfer an amount equal to the unpaid loan interest from the Investment Options to the Loan Account as security for the loan. If you have an Outstanding Loan and request a second loan, we will add the amount of outstanding loan to the loan request.
    Amounts in the Loan Account are guaranteed to earn interest at a rate of at least 4% per year in arrears. Currently, the annual effective loan interest rate credited is 4.40% in years 1-10, 4.50% in years 11-20 and 4.85% in years 21 and later.
    We normally pay the amount of the loan within seven (7) days of our receipt of the written loan request. We may postpone the payment of the loans under certain conditions.

    You may repay all or a part of your Outstanding Loans at any time while the Insured is alive by sending the repayment to our Home Office.
    Unless you request otherwise, we will apply any payment that we receive while there is a loan on the Policy as follows: first, towards repayment of any loan interest due; next, towards repayment of the loan principal; and last, as a premium payment to the Policy.
    As you repay the loan, we deduct the amount of the repayment from the Loan Account and credit the payment to the Investment Options according to your current premium allocation.
    We will deduct any unpaid loan amount, including interest you owe, from your Contract Value when you surrender the Policy and from the Death Benefit proceeds payable.
    If any unpaid loan amount, including any interest you owe, equals or exceeds the Contract Value, causing the Cash Surrender Value of your Policy to become zero, then your Policy will enter a 31-day grace period. (See Lapse and Reinstatement.)

Effects of Loans

A loan affects the Policy, because we reduce the Death Benefit proceeds and Cash Surrender Value under the Policy by any Outstanding Loan Amount. Repaying the loan causes the Death Benefit proceeds and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan amount in the Loan Account. The amount is not affected by the performance of the Investment Options and may not be credited with the same interest rates currently accruing on amounts allocated to the Fixed Account. Amounts transferred from an Investment Option to the Loan Account will affect the value in that Investment Option because we credit such amounts with an interest rate we declare, rather than with a rate of return reflecting the investment results of that Investment Option.

There are risks involved in taking a loan, a few of which include an increased potential for the Policy to lapse if projected earnings, taking into account Outstanding Loans, are not achieved. A loan may have tax consequences. See “Tax Treatment of Policy Benefits.” You should consult a tax adviser before taking out a loan.

We will notify you (and any assignee of record) if the sum of your loans plus interest you owe on the loans is more than the Cash Surrender Value. If you do not submit a sufficient payment within 31 days from the date of the notice, your Policy may lapse.

LAPSE AND REINSTATEMENT

Lapse

Generally, if on any Deduction Date, the Cash Surrender Value of your Policy is too low to cover the Monthly Deduction Amount, your Policy will be in default and a grace period will begin. Thirty days after the default happens, we will send you a lapse notice to your last known address that the Policy may terminate. The notice will state the amount due to keep the Policy in effect and the date by which you must pay the amount due. Generally, the amount due to keep the Policy in effect will be all Monthly Deduction Amounts past due plus premium at least equal to the following three Monthly Deduction Amounts and the amount to repay or restore all indebtedness.

Grace Period

After the lapse notice is sent, if you do not pay the required amount within 31 days (subject to state law) the Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits.

As long as there is an Outstanding Loan, we will treat that portion of any sufficient payment received during the grace period that is less than or equal to the amount of the Outstanding Loan as a repayment of the Outstanding Loan and not as an additional Premium Payment unless you request otherwise. Accordingly, we will transfer the assumed loan repayment amount from the Contract Value held in our Loan Account to the Investment Options and/or Fixed Account, thereby increasing the Cash Surrender Value and potentially preventing a lapse.

If the Insured dies during the Grace Period before you have paid the required premium, the Death Benefit will still be payable to the Beneficiary, although we will reduce the amount of the Death Benefit proceeds by the Monthly Deduction Amount due plus the amount of any Outstanding Loan.

Reinstatement

You may reinstate the Policy within three (3) years from the date on which the Monthly Deduction Amount was last paid if:

(1)	the Policy was not surrendered for cash and it is before the Maturity date

(2)	you furnish us with acceptable evidence of insurability

(3)	you pay all past due Monthly Deduction Amounts

(4)	you pay Premium Payments equaling the next three Monthly Deduction Amounts

(5)	you pay the amount of any Outstanding Loan.

Upon reinstatement, the Policy’s Contract Value prior to applying any premiums or loan repayments will be the Contract Value at the end of the Grace Period. The effective date of the reinstated policy will be the Deduction Date on or following the date the application for reinstatement is approved by us.

FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the economic benefits provided under the Policy depends on a variety of factors, including the tax status of the Policy Owner and the tax treatment of the Policy. This tax treatment is highly complex. The following summary provides a general description of the material federal tax consequences to the Policy owner and Beneficiary of buying, holding and exchanging rights under the Policy. This discussion is only a brief general summary and does not purport to be complete or cover all situations and is not intended as tax or legal advice. This discussion is based upon the Company’s understanding of the federal income tax laws as currently interpreted by the Internal Revenue Service (IRS). The Company cannot guarantee that those laws or interpretations will remain unchanged.

It should be understood that this is not an exhaustive discussion of all tax questions that might arise under the Policies. No attempt has been made to address any federal estate tax or state and local tax considerations that may arise in connection with a Policy. For complete information, a qualified tax or legal adviser should be consulted.

Potential Benefits of Life Insurance

Life insurance, including the Policy, is a unique financial instrument with a number of potential tax advantages including:

    Income tax-free death benefits (e.g., the Death Benefit under the Policy may pass to your Beneficiary tax-free)
    Income tax-free growth of policy cash values (e.g., within the Policy, any increase in value based on the Investment Options may be tax-deferred)
    Income tax-free access to cash value through loans and/or withdrawals (e.g., under certain circumstances a Policy Owner may access cash from the Policy without facing tax consequences)

Whether and how these benefits may be utilized is largely governed by Sections 7702, 7702A, 817 and 101 of the Internal Revenue Code (IRC). These federal tax laws were passed to ensure that the tax advantages of life insurance are not abused.

In sum, these federal tax laws, among numerous other things, establish the following:

    A definition of a life insurance contract
    Diversification requirements for separate account assets
    Limitations on policy owner’s control over the assets in a separate account
    Guidelines to determine the maximum amount of premium that may be paid into a policy
    Limitations on withdrawals from a policy
    Qualification testing for all life insurance policies that have cash value features

Tax Status of the Policy

Definition of Life Insurance

In order for this Policy to offer some or all of the tax advantages described above, it must meet the definition of a life insurance contract under Section 7702 of the IRC. Complying with either the cash value accumulation test or the guideline premium test set forth in IRC Section 7702 will satisfy this definition. This Policy uses the guideline premium test. Guidance as to how IRC Section 7702 and the guideline premium test are to be applied, however, is limited. If a Policy were determined not to be a life insurance contract for purposes of IRC Section 7702, such Policy would not provide the tax advantages normally described above.

The Company believes that it is reasonable to conclude that the Policy meets the IRC Section 7702 definition of a life insurance contract. The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

Diversification

In addition to meeting the definition of a life insurance contract in IRC Section 7702 of the IRC, to qualify as life insurance for federal income tax purposes, separate account investments (or the investments of a Fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must also be “adequately diversified” pursuant to Section 817(h) of the Code.

Treasury Regulation Section 1.817-5, which was adopted by Treasury to implement section 817(h), generally requires that no more than 55 percent of the value of the total assets of the mutual fund owned by the separate account may be represented by any one (1) investment; no more than 70 percent of such value may be represented by any two (2) investments; no more than 80 percent of such value may be represented by any three (3) investments; and no more than 90 percent of such value may be represented by any four (4) investments. Thus, under this test, the Separate Account and the mutual funds are generally required to invest a specified portion of its assets in at least five (5) distinct investments. Generally, U.S. Treasury securities are not subject to the diversification test and to the extent that assets include such securities, somewhat less stringent requirements may apply.

The Separate Account, through the Funds, intends to comply with these requirements. Although the Company does not control the Funds, the Company intends to monitor the investments of the Funds to ensure compliance with these diversification requirements.

Investor Control

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their policy or contract rather than the insurance company. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner’s gross income each year.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those separate account assets, such as the ability to exercise investment control over the assets. The Treasury has also stated that guidance would be issued by way of regulations or rulings on the “extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets.’’ As of the date of this prospectus, no such guidance has been issued.

Tax Treatment of Policy Benefits

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

In General

The Company believes that the Death Benefit under the Policy will be excludable from the gross income of the Beneficiary under section 101(a)(1) of the Code, unless the Policy has been transferred for value and no exception to the transfer for value rules applies. In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. (See discussion of “Modified Endowment Contracts” below.) Depending on the circumstances, the exchange of a policy, a change in the policy’s face amount, a change in the policy’s death benefit option, a payment of an increased level of premiums, a policy loan, a partial or full surrender, a lapse with outstanding Indebtedness, a change in ownership, or an assignment of the policy may have federal income tax consequences. In addition, such actions may have federal gift and estate, as well as state and local tax consequences that will depend upon the financial situation and other circumstances of each owner or beneficiary. You should consult your tax or legal adviser for further advice on all tax issues.

The tax consequences of distribution from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a “Modified Endowment Contract.”

Modified Endowment Contracts

Special tax considerations apply to “Modified Endowment Contracts” (MEC) as determined by IRC Section 7702A. A MEC is defined under tax law as any policy that satisfies the present legal definition of a life insurance contract under IRC Section 7702 but which fails to satisfy a 7-pay test. A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun. A decrease to the stated amount of the Policy may cause a retest under the 7-pay test and could cause your Policy to become a MEC. Tax regulations or other guidance will be needed to fully define those transactions that are material changes.

Any policy issued in exchange for a MEC will be subject to the tax treatment accorded to MECs. However, the Company believes that any policy received in exchange for a life insurance contract that is not a MEC will generally not be treated as a MEC if the face amount of the policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the policy to become a MEC.

Loans and partial withdrawals from, as well as collateral assignments of, policies that are MECs will be treated as distributions to the policy owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from MECs will be included in gross income on an income-first basis to the extent of any income in the policy (the contract value less the policy owner’s investment in the policy) immediately before the distribution.

The law also imposes an additional 10% tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from MECs to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age 59½, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer’s life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If a Policy becomes a MEC distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

For purpose of applying the MEC rules, all MECs that are issued by the Company (or its affiliates) to the same owner during any calendar year will be treated as one MEC contract for purposes of determining the amount includable in the owner’s gross income at the time of a distribution from any such contract.

The death benefit of a modified endowment contract remains excludable from the gross income of the beneficiary to the extent described above in “Tax Treatment of Policy Benefits.” Furthermore, no part of the investment growth of the cash value of a MEC is includable in the gross income of the owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of the contract after age 59½ will have the same tax consequences as noted above in “Tax Treatment of Policy Benefits.”

Due to the complexity of the MEC tax rules, a policy owner should consult a qualified tax or legal adviser as to the potential MEC consequences before taking any actions with respect to the Policy.

Distributions from Policies Not Classified as Modified Endowment Contracts

Distributions from a policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the cases of a partial surrender, a decrease in the face amount, or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and as a result of that action, a cash distribution to the owner is made by the Company in order for the policy to continue complying with the IRC Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the policy) under rules prescribed in IRC Section 7702.

Loans from, or secured by, a policy that is not a MEC are generally not treated as distributions. Instead, such loans are generally treated as indebtedness of the owner. However, the tax consequences of some Policy loans are uncertain. You should consult a tax or legal adviser as to those consequences. Upon a complete surrender or lapse of a policy that is not a MEC, or when benefits are paid at such a policy’s maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the policy, the excess generally will be treated as ordinary income subject to tax.

Finally, neither distributions (including distributions upon surrender or lapse) nor loans from or secured by, a policy that is not a MEC, are subject to the 10 percent additional tax previously referred to above regardless of when they are made. Certain changes to the policy may cause the policy to become a MEC. Therefore, a policy owner should consult a tax or legal advisor before effecting any change to a policy that is not a modified endowment contract.

Treatment of Loan Interest

If there is any borrowing against the policy, the interest paid on loans may not be tax deductible.

Investment in the Policy

Investment in the policy means (i) the aggregate amount of any premiums or other consideration paid for a policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the owner (except that the amount of any loan from, or secured by, a policy that is a MEC, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a policy that is a MEC to the extent that such amount is included in the gross income of the owner.

Business Uses of Policy

Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement where the value of which depends in part on its tax consequences, you should consult a qualified tax or legal adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax legal adviser.

OTHER TAX CONSIDERATIONS

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Insurable Interest

The Policy Owner must have an insurable interest in the life of the Insured in order for the Policy to be valid under applicable state law and for the Policy to be treated as a life insurance policy for federal income tax purposes. State laws on this subject vary widely, but typically require that the Policy Owner have a lawful and substantial economic interest in the continued life of the person insured, which interest must exist at the time the insurance is procured, but not necessarily at the time of the Insured’s death. If no recognized insurable interest exists in a given situation, the Policy may be deemed void as against public policy under the state law and not entitled to treatment as a life insurance contract for federal income tax purposes. It is the responsibility of the Policy Owner to determine the existence of insurable interest in the life of the Insured under applicable state law.

The Company’s Income Taxes

The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains retained to meet the Company’s obligations under the Policy. Based on these expectations, no charge is being made currently to the income of the Separate Account for federal income taxes that may be attributable to the Separate Account. However, the Company may assess a charge against the Investment Options for federal income taxes in the event that the Company incurs income or other tax liability attributable to the Separate Account under future tax law.

Under present laws, the Company may incur state and local taxes in certain states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges may be made for such taxes (including such taxes), if any, attributable to the Separate Account.

Alternative Minimum Tax

Please consult your tax or legal adviser for alternative minimum tax rules as they may impact your Policy.

OTHER POLICY INFORMATION

Payment and Suspension of Valuation

You may send your written requests for payment to our Home Office. We ordinarily pay any proceeds, loan amounts, or surrender or partial surrender proceeds in a lump-sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Death Benefit proceeds, which we determine as of the date of the Insured’s death, the amount we pay is as of the end of the Valuation Period during which our Home Office receives all required documents. We may pay our Death Benefit proceeds in a lump-sum or under an optional payment plan.

Policy Statements

We will maintain all records relating to the separate accounts, the Investment Options and the Fixed Account. At least once each Policy Year, we will send you a statement showing:

    the Contract Value, Stated Amount and Amount Insured
    the date and amount of each Premium Payment
    the date and amount of each Monthly Deduction
    the amount of any outstanding Policy Loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account the date and amount of any partial surrenders and the amount of any partial surrender charges or decrease of Stated Amount charges the annualized cost of any Riders purchased under the Policy and a reconciliation since the last report of any change in Contract Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

Limits on Right to Contest and Suicide Exclusion

The Company may not contest the validity of the Policy after it has been in effect during the Insured’s lifetime for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue while sane or insane (subject to state law) the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender and (ii) the amount of any Outstanding Loan. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase (subject to state law) and if the policy is reinstated, the two year period will be measured from the date of re instatement.

Misstatement as to Sex and Age

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the corrected information. You may file proof of age at any time at our Home Office.

Policy Changes

At any time, we may make such changes to your Policy as are necessary to assure compliance with the definition of life insurance prescribed in the Code. We may amend your Policy to conform with any law or regulation issued by any government agency to which it is subject. Only our officers have the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. Each endorsement, amendment, or rider must be signed by an officer of the Company to be valid.

Once the policy is issued, you may make certain changes. Some of these changes will not require additional underwriting approval; some changes will. Certain requests must be made in writing, as indicated below:

Written Changes Requiring Underwriting Approval:

    increases in the Stated Amount of insurance

Written Changes Not Requiring Underwriting Approval:

    decreases in the Stated Amount of insurance
    changing the Death Benefit option
    changes to the way your premiums are allocated
    changing the Beneficiary (unless irrevocably named)

Written requests for changes should be sent to the Company c/o Andesa, TPA, Inc.

Addition and Substitution of Funds. If the use of a Separate Account or of an Investment Option is no longer possible, or in our judgment becomes inappropriate for the purposes of the Policy, we may substitute another separate account or Investment Option without your consent. The new Investment Option may have higher fees and charges than the one it replaced, and may not necessarily be available to all classes of Policies. We will not substitute Investment Options without notice to you and without prior approval of the SEC and of the insurance commissioner of the state where this Policy is issued for delivery, to the extent required by law. We also may add other Investment Options under the Policy. As required by law, we will notify you of such Policy changes.

Distribution

Travelers Distribution LLC serves as the principal underwriter of the Policies, which are offered on a continuous basis. Travelers Distribution LLC is affiliated with both insurance companies, and is also located at One Cityplace, Hartford, CT 06103-3415. Travelers Distribution is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Policies will be sold by life insurance sales representatives, who are registered representatives of the Company, or certain other registered broker-dealers, who have entered into distribution agreements with Travelers Distribution. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

The maximum commission payable by the Company for distribution to the broker-dealer will not exceed 40% of the premium paid in the first Contract Year or 15% of premiums paid in Contract Years 2-4. After Contract Year 4, the maximum commission will not exceed 10% of premiums paid plus 0.50% of the current Contract Value. In addition, Tower Square Securities, Inc., an affiliated broker-dealer of the Company may receive additional incentive payments from the Company and may be compensated by the Company for certain expenses relating to the sale of the policies. The Company and Travelers Distribution LLC may receive distribution and/or service fees (12b-1 fees) deducted from certain Fund’s assets as compensation for providing distribution and/or shareholder support services for the Fund. From time to time, the Company may also pay or permit other promotional incentives, in cash, credit or other compensation.

Emergency Procedure

We reserve the right to postpone any surrender, partial surrender, policy loan, or payment of death benefit proceeds for a period not to exceed 6 months, if in our reasonable judgment, such postponement is necessary for the orderly liquidation of assets invested in an Investment Option. Furthermore, we may postpone any payment involving a determination of Contract Value in any case whenever:

    (1)   the New York Stock Exchange or any stock exchange in which an Investment Option invests is closed (except for customary weekend and holiday closings) or trading on the New York Stock Exchange or other stock exchange is restricted as determined by the SEC or equivalent authority or

    (2)   in our reasonable judgment, we determine that a state of emergency exists so that valuation of the assets in an Investment Option or disposal of securities is not reasonably practicable.

Allocations and transfers to, and deductions and transfers from, an Investment Option may be postponed as described in (1) and (2) above. We reserve the right to suspend or postpone the date of any payment of any benefit or values (including the payments of cash surrenders and policy loans) for up to six months when policy values are being withdrawn from the Fixed Account.

Legal Proceedings

There are no pending legal proceedings affecting the Separate Account or the principal underwriter. There are no pending legal proceedings against the Company likely to have a material adverse effect on the ability of the Company to meet its obligations under the Contract.

FINANCIAL STATEMENTS

We have included the Company’s financial statements and the Separate Account’s financial statements in the Statement of Additional Information.

APPENDIX A
Glossary of terms used throughout this prospectus

Accumulation Unit — a standard of measurement used to calculate the value of the Investment Options.

Age — the Insured’s age as of his or her last birthday on the Policy Date.

Amount Insured — Under Option 1, the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Contract Value (the “Minimum Amount Insured”). Under Option 2 the Amount Insured will be equal to the Stated Amount of the Policy plus the Contract Value (determined as of the date of the Insured’s death) or, if greater, the Minimum Amount Insured. Under Option 3, the Amount Insured will be equal to the Stated Amount of the Policy, plus Premium Payments minus any partial surrender, or, if greater, the Minimum Amount Insured.

Andesa, TPA, Inc. — the third party administrator for this product, located at 1605 North Cedar Crest Blvd., Suite 502, Allentown, PA, 18104-2351.

Beneficiary (ies) — the person(s) named to receive the Death Benefit of this Policy after the death of the Insured.

Base Stated Amount — Stated Amount excluding the impact of any riders.

Case — a grouping of one or more contracts connected by a non-arbitrary factor. Every contract issued will be part of a Case. Each Case will have one Policy Owner.

Cash Surrender Value — the Contract Value less any Outstanding Policy Loans.

Code — the Internal Revenue Code.

Company (Issuing Company) — The Travelers Insurance Company.

Company’s Home Office — the principal executive offices located at One Cityplace, Hartford, Connecticut 06103-3415.

Contract Value — the sum of the accumulated value held in the Investment Options plus the Loan Account value and the Fixed Account value attributable to the Policy.

Cost of Insurance Charge — a charge that reflects the anticipated mortality of the Insured.

Coverage Amount — the Amount Insured less the Contract Value.

Death Benefit — the amount payable to the Beneficiary if this Policy is in force upon the death of the Insured.

Deduction Date (or Day) — the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy’s Contract Value.

Fixed Account — part of the General Account of the Company.

Fund — see Mutual Fund.

General Account — An account that consists of the Company’s assets other than those held in any separate account.

Initial Premium Payment — the first Premium Payment made under the Policy.

Insurance Company — The Travelers Insurance Company.

Insurance Risk — is equal to the Coverage Amount.

Insured — the person whose life is insured under the Policy.

Investment Options — the segments of the Separate Account to which you may allocate Premium Payments or Contract Value. Each Investment Option invests directly in a corresponding Mutual Fund.

Investment Option Deduction — the charge we deduct from each Investment Option to cover our mortality and expense risk charges and administrative charges. It is shown on the Policy Summary.

A-1

Issue Date — the date on which the Company issues the Policy for delivery to the Policy Owner.

Issuing Company — The Travelers Insurance Company.

Loan Account — an account in the Company’s general account to which we transfer the amount of any Policy Loan, and to which we credit a fixed rate of interest.

Maturity Benefit — an amount equal to the Policy’s Contract Value, less any outstanding loan or unpaid Monthly Deduction Amount or amounts payable to an assignee, payable to the Policy Owner if the Insured is living on the Maturity Date.

Maturity Date — the anniversary of the Policy Date on which the Insured is age 100.

Minimum Amount Insured — the amount of Death Benefit required for this Policy to qualify as life insurance under federal tax law. It is a stated percentage of Contract Value determined as of the first day of the Policy Month and is shown in the Policy.

Monthly Deduction Amount — the amount of charges deducted from the Policy’s Contract Value, which includes cost of insurance charges, administrative charges, and any charges for benefits associated with any Rider(s).

Mutual Fund (or Fund) — a registered open-end management investment company or a series thereof that corresponds to an Investment Option. Each Investment Option invests directly in a Mutual Fund of the same name.

Net Amount At Risk (Coverage Amount) — the Death Benefit minus the Contract Value at the beginning of each Policy Month.

Net Premium Payment — the amount of each Premium Payment, minus the deduction of any sales expense charges, Premium Taxes or Deferred Acquisition Cost Charges as shown on the Policy Summary.

Outstanding Loan — the amount owed the Company as a result of policy loans including both principal and accrued interest.

Planned Premium — the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner.

Policy — Travelers Life & Annuity Corporate Select, a corporate owned variable flexible premium life insurance policy.

Policy Anniversary — an anniversary of the Policy Date.

Policy Date — the date shown on the Policy Summary and used to determine administrative transactions on the Policy (e.g., Deduction Days, Policy Years).

Policy Month — twelve one-month periods during the Policy Year, each of which begins on the Policy Date or the Deduction Day.

Policy Owner(s) (you, your or owner) — the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

Policy Years — each successive twelve-month period; the first beginning with the Policy Date.

Premium Payment — the amounts you send us to be applied to your Policy.

Riders — supplemental insurance benefits offered under the Policy.

Separate Account — assets set aside by the Company, the investment performance of which is kept separate from that of other assets of the Company.

Stated Amount — the amount selected by the Policy Owner used to determine the Death Benefit, which may be increased or decreased as described in the Policy.

Underwriting Period — the time period from when we receive a completed Application until the Issue Date.

Valuation Date — a day on which the Separate Account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

Valuation Period — the period between the close of business on successive Valuation Dates.

A-2

APPENDIX B

ILLUSTRATIONS

The following pages are intended to illustrate how the Contract Value, Surrender Value and Death Benefit can change over time for Policies issued to a 43 year old male. The illustrations assume that premiums are paid as indicated, no Policy loans are made, no increases or decreases to the Stated Amount are requested, no partial surrenders are made, and no charges for transfers between funds are incurred.

For all illustrations, there are two pages of values. One page illustrates the assumption that the maximum Guaranteed Cost of Insurance Rates, the monthly administrative charge, monthly load per $1,000 of Stated Amount, mortality and expense risk charge, and sales expense charge allowable under the Policy are charged in all years. The other page illustrates the assumption that the current scale of Cost of Insurance Rates and other charges are charged in all years. The Cost of Insurance Rates charged vary by age, sex and underwriting classification and number of years from Policy issue, and the per $1,000 load per Stated Amount varies by age, amount of insurance and smoker/non-smoker classification for current charges. The current illustrations reflect a deduction from each Target Premium of 10% for years 1-2, 8% years 3-7 and 3.5% thereafter. The current illustrations reflect a deduction on all excess premium of 6.8% in year 1, 6.4% in year 2, 6.0% in year 3, 5.5% in year 4, 4.5% i n year 5, and 3.5% thereafter.

The guaranteed illustrations reflect a deduction from each Target Premium of 12% in all years and 8% on amounts paid in excess of the Target Premium.

The values shown in these illustrations vary according to assumptions used for charges, and gross rates of investment returns. For the first twenty-five policy years the current charges consist of 0.45% mortality and expense risk charge and .30% thereafter. In all policy years, the guaranteed charges consist of a 0.75% mortality and expense risk charge.

The charge for Fund expenses reflected in the illustrations assumes that Contract Value is allocated equally among all Investment Options and that no Policy Loans are outstanding, and is an average of the investment advisory fees and other expenses charged by each of the Funds during the most recent audited calendar year.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of –1.26%, 4.74% and 10.74%, respectively on a current basis for years 1-25; and to approximate net annual rates of –1.11%, 4.89% and 10.89% thereafter. On a guaranteed basis the annual gross investment rates of 0%, 6.0% and 12% correspond to approximate net annual rates of –1.61%, 4.39% and 10.39% in all years.

The actual charges under a Policy for expenses of the Investment Options will depend on the actual allocation of Contract Value and may be higher or lower than those illustrated.

The illustrations do not reflect any charges for federal income taxes against Fund UL III, since the Company is not currently deducting such charges from Fund UL III. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Contract Values and Cash Surrender Values illustrated.

Upon request, the Company will provide a comparable illustration based upon the proposed Insured’s age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show average fund expenses or, if requested, actual fund expenses. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

COLI SELECT

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE POLICY
LEVEL DEATH BENEFIT OPTION
ILLUSTRATED WITH CURRENT CHARGES

Male, Issue Age 43	Total Face Amount: $650,194
Guaranteed Issue, Non-smoker	Base Face Amount: $419,965
Annual Premium: $34,908	Term Face Amount: $230,229

		Death Benefit			Contract Value			Cash Surrender Value

	Total
	Premiums
	With 5%
Year	Interest	0%	6%	12%	0%	6%	12%	0%	6%	12%

1	36,653	650,194	650,194	650,194	30,372	32,248	34,124	33,863	35,739	37,615
2	75,139	650,194	650,194	650,194	60,265	65,928	71,819	66,548	72,212	78,102
3	115,550	650,194	650,194	650,194	90,088	101,545	113,936	97,419	108,876	121,266
4	157,981	650,194	650,194	650,194	119,495	138,825	160,567	125,639	144,968	166,710
5	202,533	650,194	650,194	650,194	148,703	178,066	212,430	153,939	183,302	217,666
6	249,313	650,194	650,194	699,240	177,598	219,256	269,946	180,740	222,398	273,088
7	298,432	650,194	659,664	838,150	206,042	262,339	333,320	207,264	263,561	334,542
8	313,354	650,194	667,140	896,668	201,827	273,224	367,225	201,827	273,224	367,225
9	329,022	650,194	674,893	959,610	197,550	284,538	404,576	197,550	284,538	404,576
10	345,473	650,194	682,873	1,027,237	193,167	296,267	445,670	193,167	296,267	445,670
15	440,920	650,194	721,835	1,440,038	166,173	358,978	716,150	166,173	358,978	716,150
20	562,739	650,194	763,159	2,019,980	129,469	430,424	1,139,273	129,469	430,424	1,139,273

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

COLI SELECT
FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE POLICY
LEVEL DEATH BENEFIT OPTION
ILLUSTRATED WITH GUARANTEED CHARGES

Male, Issue Age 43	Total Face Amount: $650,194
Guaranteed Issue, Non-smoker	Base Face Amount: $419,965
Annual Premium: $34,908	Term Face Amount: $230,229

		Death Benefit			Contract Value			Cash Surrender Value

	Total
	Premiums
	With 5%
Year	Interest	0%	6%	12%	0%	6%	12%	0%	6%	12%

1	36,653	650,194	650,194	650,194	27,516	29,287	31,061	27,516	29,287	31,061
2	75,139	650,194	650,194	650,194	54,508	59,790	65,290	54,508	59,790	65,290
3	115,550	650,194	650,194	650,194	80,991	91,578	103,047	80,991	91,578	103,047
4	157,981	650,194	650,194	650,194	106,971	124,723	144,732	106,971	124,723	144,732
5	202,533	650,194	650,194	650,194	132,465	159,308	190,804	132,465	159,308	190,804
6	249,313	650,194	650,194	650,194	157,483	195,423	241,776	157,483	195,423	241,776
7	298,432	650,194	650,194	748,559	182,030	233,157	297,691	182,030	233,157	297,691
8	313,354	650,194	650,194	792,545	175,162	239,775	324,583	175,162	239,775	324,583
9	329,022	650,194	650,194	839,226	168,039	246,463	353,821	168,039	246,463	353,821
10	345,473	650,194	650,194	888,756	160,621	253,205	385,589	160,621	253,205	385,589
15	440,920	650,194	650,194	1,185,150	117,170	286,935	589,391	117,170	286,935	589,391
20	562,739	650,194	650,194	1,581,563	57,277	319,003	892,005	57,277	319,003	892,005

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

APPENDIX C

Target Premium Per $1,000 Of Stated Amount All Underwriting Classes
Standard And Preferred Smoker And Non-Smoker

Age	Male	Female	Unisex

20	25.49885	21.35312	24.67777
21	26.25533	22.05852	25.42278
22	27.04281	22.79038	26.19845
23	27.86586	23.54970	27.00937
24	28.72917	24.33773	27.85695
25	29.63486	25.15422	28.74463
26	30.58643	26.00205	29.67441
27	31.58335	26.88113	30.64690
28	32.62452	27.79141	31.66258
29	33.71079	28.73438	32.72066
30	34.84316	29.71150	33.82174
31	36.02088	30.72326	34.96677
32	37.24380	31.77143	36.15529
33	38.51130	32.85823	37.38654
34	39.82501	33.98300	38.66183
35	41.18470	35.14808	39.98270
36	42.59063	36.35310	41.34755
37	44.04142	37.59596	42.75638
38	45.53736	38.87592	44.20922
39	47.07884	40.19069	45.70492
40	48.66485	41.53957	47.24193
41	50.29448	42.92135	48.82045
42	51.96862	44.33684	50.44101
43	53.68801	45.78699	52.10416
44	55.45241	47.27608	53.81251
45	57.26368	48.80417	55.56579
46	59.12431	50.37449	57.36606
47	61.03580	51.99103	59.21574
48	63.00258	53.65371	61.11856
49	65.02827	55.36365	63.07747
50	67.11449	57.12257	65.09434
51	69.26320	58.93024	67.16829
52	71.47047	60.78640	69.29887
53	73.73607	62.68726	71.48414
54	76.05516	64.63067	73.71929
55	78.42689	66.61974	76.00345

C-1

Target Premium Per $1,000 Of Stated Amount All Underwriting Classes
Standard And Preferred Smoker And Non-Smoker (continued)

Age	Male	Female	Unisex

56	80.85354	68.65902	78.34017
57	83.34160	70.75893	80.73560
58	85.90006	72.93427	83.20014
59	88.53960	75.19989	85.74576
60	91.26869	77.56483	88.37912
61	94.09169	80.03119	91.10324
62	97.00755	82.59477	93.91915
63	100.01297	85.23864	96.81869
64	103.10493	87.94870	99.79450
65	106.28342	90.71791	102.84656
66	109.56101	93.55528	105.98510
67	112.96034	96.48236	109.23156
68	116.51614	99.53950	112.62104
69	120.26554	102.77254	116.19089
70	124.23658	106.21512	119.96965
71	128.44465	109.89099	123.97439
72	132.88796	113.80393	128.20151
73	137.54435	117.93734	132.63054
74	142.38323	122.27404	137.23573
75	147.39278	126.80803	142.00609
76	152.58944	131.55967	146.95678
77	158.02373	136.57999	152.13912
78	163.78802	141.95257	157.64536
79	169.99253	147.77602	163.58178
80	176.72991	154.13846	170.04077

C-2

APPENDIX D

Cash Value Accumulation Test Factors

Attained Age	Male	Female	Unisex

20	633.148%	730.543%	634.793%
21	614.665%	707.139%	615.976%
22	596.465%	684.397%	597.468%
23	578.511%	662.302%	579.276%
24	560.815%	640.866%	561.389%
25	543.379%	620.044%	543.820%
26	526.258%	599.844%	526.602%
27	509.509%	580.274%	509.766%
28	493.139%	561.313%	493.352%
29	477.198%	542.942%	477.377%
30	461.701%	525.158%	461.850%
31	446.663%	507.942%	446.790%
32	432.102%	491.271%	432.212%
33	418.008%	475.156%	418.110%
34	404.389%	459.577%	404.476%
35	391.242%	444.539%	391.322%
36	378.572%	430.055%	378.643%
37	366.371%	416.121%	366.432%
38	354.629%	402.741%	354.688%
39	343.340%	389.900%	343.405%
40	332.495%	377.582%	332.568%
41	322.076%	365.761%	322.159%
42	312.066%	354.409%	312.160%
43	302.451%	343.485%	302.548%
44	293.213%	332.973%	293.311%
45	284.333%	322.845%	284.430%
46	275.796%	313.076%	275.889%
47	267.583%	303.657%	267.670%
48	259.681%	294.578%	259.759%
49	252.082%	285.825%	252.148%
50	244.777%	277.388%	244.833%
51	237.768%	269.258%	237.808%
52	231.048%	261.433%	231.068%
53	224.616%	253.903%	224.616%
54	218.462%	246.649%	218.462%
55	212.574%	239.650%	212.574%
56	206.935%	232.883%	206.935%
57	201.529%	226.323%	201.529%
58	196.343%	219.953%	196.343%
59	191.366%	213.770%	191.366%
60	186.595%	207.782%	186.595%
61	182.029%	202.001%	182.029%

D-1

Cash Value Accumulation Test Factors (continued)

Attained Age	Male	Female	Unisex

62	177.668%	196.446%	177.668%
63	173.510%	191.127%	173.510%
64	169.549%	186.043%	169.549%
65	165.775%	181.178%	165.775%
66	162.175%	176.510%	162.175%
67	158.734%	172.015%	158.734%
68	155.443%	167.672%	155.443%
69	152.296%	163.479%	152.296%
70	149.296%	159.441%	149.296%
71	146.446%	155.571%	146.446%
72	143.754%	151.890%	143.754%
73	141.225%	148.407%	141.225%
74	138.855%	145.126%	138.855%
75	142.252%	142.252%	142.252%
76	140.077%	140.077%	140.077%
77	138.021%	138.021%	138.021%
78	136.067%	136.067%	136.067%
79	134.206%	134.206%	134.206%
80	132.698%	132.698%	132.698%
81	131.020%	131.020%	131.020%
82	129.445%	129.445%	129.445%
83	127.981%	127.981%	127.981%
84	126.623%	126.623%	126.623%
85	120.411%	120.411%	120.411%
86	119.280%	119.280%	119.280%
87	118.211%	118.211%	118.211%
88	117.185%	117.185%	117.185%
89	116.182%	116.182%	116.182%
90	115.177%	115.177%	115.177%
91	114.146%	114.146%	114.146%
92	113.058%	113.058%	113.058%
93	111.887%	111.887%	111.887%
94	110.625%	110.625%	110.625%
95	109.295%	109.295%	109.295%
96	107.982%	107.982%	107.982%
97	106.958%	106.958%	106.958%
98	106.034%	106.034%	106.034%
99	103.603%	103.603%	103.603%

D-2

To learn more about the Policy, you should read the Statement of Additional Information (SAI) dated the same date as this prospectus, which is incorporated by reference into this Prospectus. For a free copy of the SAI or for other Policy inquiries please contact us by writing to Travelers Life & Annuity, One Cityplace, Hartford, CT 06103-3415, call 1-877-942-2654 or access the SEC’s website (http://www.sec.gov).

To obtain free copies of personalized illustrations of death benefits, cash surrender values, and cash values please contact your agent or registered representative.

The SAI and additional information about the Registrant can be reviewed and copied at the Commission’s Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Registrant are available on the Commission’s Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102.

Investment Company Act File Numbers: 811-09215

                                     PART B

          INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                    TRAVELERS LIFE & ANNUITY CORPORATE SELECT

                   PART B" STATEMENT OF ADDITIONAL INFORMATION
                                      (SAI)

                                      DATED

                                 AUGUST 29, 2003

                                       FOR

              THE TRAVELERS FUND UL III FOR VARIABLE LIFE INSURANCE
                                  (REGISTRANT)

                                    ISSUED BY

                         THE TRAVELERS INSURANCE COMPANY
                                   (DEPOSITOR)

This Statement of Additional Information ("SAI") is not a prospectus. This SAI contains additional information about the Policies and The Travelers Insurance
Company. You should read this SAI in conjunction with the prospectuses for the
Flexible Premium Variable Life Insurance Contract dated August 29, 2003 ("the
Contracts"). The defined terms used in this SAI are as defined in the prospectus.

Copies of the prospectuses may be obtained by writing to The Travelers Insurance
Company, One Cityplace, Hartford, Connecticut 06103-3415, or by calling
1-877-942-2654 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                       1

2

                                TABLE OF CONTENTS

                                       2

                         GENERAL INFORMATION AND HISTORY

THE DEPOSITOR. The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states of the United States, the District of
Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the
Bahamas. The Company's Home Office is located at One CityPlace, Hartford,
Connecticut 06103-3415, and its telephone number is (860) 308-1000.

The Company is a wholly owned subsidiary Citigroup Insurance Holding Corporation which is an indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through the Global Consumer, Global
Corporate, Global Investment Management and Private Banking, and Investment
Activities.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut ("the Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE REGISTRANT. The Travelers Insurance Company sponsors a separate account: The
Travelers Fund UL III for Variable Life Insurance (Fund UL III). Fund UL III was
established under the laws of Connecticut on January 15, 1999. Fund UL III is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "a separate account." Separate accounts are primarily designed to keep policy assets separate from other company assets.

REGISTRATION STATEMENT. Registration Statements have been filed with the
Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statements, their amendments and exhibits, contain information beyond that found in the prospectuses and the SAI.

THE CUSTODIAN. The Company holds title to the assets in the Separate Account.

                       UNDERWRITING AND SERVICE AGREEMENTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Travelers Distribution LLC
("TDLLC") serves as principal underwriter for Fund UL III and the Contracts, which are offered on a continuous basis, pursuant to the terms of the
Distribution and Principal Underwriting Agreement among Fund UL III, TDLLC and the Company. TDLLC's principal executive offices are located at One Cityplace,
Hartford, Connecticut. TDLLC is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 (the 1934 Act), as well as the securities commissions in the states in which it operates, and is a member of the National
Association of Securities Dealers, Inc. ("NASD"). TDLLC is affiliated with the
Company and Fund UL III. TDLLC, as the principal underwriter and distributor does not receive any fees on the Policies.

TDLLC enters into selling agreements with broker-dealers, including Tower Square
Securities, Inc., which is affiliated with the Company and Fund UL III, to distribute (sell) the Contracts. TDLLC and these broker-dealers are registered with the SEC and are members of the NASD. Anyone selling the Policies must be a registered representative of a broker-dealer and must also be licensed as an insurance agent to sell variable life insurance products.

COMPENSATION. We pay compensation for the promotion and sale of the Contracts directly to broker-dealers who have selling agreements with TDLLC. Compensation paid on the Policies, as well as other incentives or payments, are not charged directly to the policy owners of the separate account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the
Policies.

                                       3

The amount of compensation may vary depending on the sales contract but is not expected to exceed the amounts in the following tables:

   POLICY YEARS              MAXIMUM COMPENSATION PAYABLE BY THE COMPANY*
--------------------   ---------------------------------------------------------
      YEAR 1                                40% of premium
     YEARS 2-4                              15% of premium
   AFTER YEAR 4         10% of premium plus 0.50% of the current contract value

--------------
*    Tower Square Securities Inc., an affiliated broker-dealer of the Company receives additional incentive payments from the Company relating to the sale of the Policies. From time to time, the Company may pay or permit other promotional incentives in cash, credit or other compensation. In addition, Tower Square Securities, Inc. performs certain services for and incurs certain expenses on behalf of TDLLC.

Because sales representatives of Tower Square Securities are also insurance agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs offered by the Company. These programs include conferences, seminars, meals, sporting events, theater performances, payments for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements. Sales of the contracts may help sales representatives qualify for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, sales representatives who meet certain Company productivity, persistency and length of the services standards may be eligible for additional compensation.

We may pay certain broker-dealers an additional bonus after the first Policy year for sales by their sales representatives, which may be up to the amount of the basic commission for the particular Policy year. These broker-dealers may share the bonus or other compensation with their sales representatives. In addition, we may reimburse these broker-dealers for portions of their sales expenses.

DISTRIBUTION AND SERVICE FEES (12B-1 FEES). Certain of the Funds have adopted a
Distribution and/or Service Plan pursuant to Rule 12b-1 under the Investment
Company Act of 1940 which allows a fund to pay fees (12b-1 fees) to those who sell and distribute fund shares out of fund assets. Some of the Funds pay the
Company and/or TDLLC 12b-1 fees for certain distribution and shareholders support services incurred in the performance of the Company and/or TDLLC's obligations under agreements with the Funds. The Company and TDLLC may receive distribution and/or service fees (12b-1 fees) of up to 0.50% of average Fund assets. For more information on the 12b-1 fees that Funds may pay, please see the Fund prospectus and the Contract prospectus. In addition, the Advisers for certain Funds may use its management fee revenues, as well as its past profits or other resources as permitted by regulatory rules, to make payments for distribution services to TDLLC, which may in turn pay part or all of such compensation to a broker-dealer of record with whom it has entered into a selling agreement.

                               VALUATION OF ASSETS

INVESTMENT OPTIONS. The value of the assets of each Investment Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock
Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King,
Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor
Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

                                       4

Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market"
(computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of an Investment Option from one valuation period to the next. The net investment factor for an Investment Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Investment Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of an
Investment Option is equal to (a) minus (b), divided by (c) where:

              (a) = investment income plus capital gains and losses (whether realized or unrealized);

              (b) = any deduction for applicable taxes (presently zero); and

              (c) = the value of the assets of the Investment Option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. An Investment
Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each Investment
Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended.
The net investment factor is calculated for each Investment Option and takes into account the investment performance, expenses and the deduction of certain expenses.

                  ADDITIONAL INFORMATION ABOUT CONTRACT CHARGES

SPECIAL PURCHASE PLANS. We reserve the right to waive all or a part of any fee we charge under the Contract (excluding Fund expenses). Factors we consider include one or more of the following: size and type of group to whom the
Contract is issues; amount of expected premiums; relationship with us or an affiliated company, receiving distributions or making transfers from other contracts we or one of our affiliates issue; type and frequency of administrative and sales service provided; or any other factor we determine relevant. Any fee modification will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued.

UNDERWRITING PROCEDURES. The Contract's cost of insurance depends on the insured's sex, issue age, risk class and length of time the Contract has been in force. The rates will vary depending on tobacco use and other risk factors.
Guaranteed cost of insurance rates are based on the Insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female
Mortality Tables. The maximum rates for the tables-rated substandard insureds are based on a multiple (shown in the schedule pages of the Contract) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender and risk class.

The cost of insurance rates, Policy charges, and payment options for Contracts issued in Montana, and perhaps other states are issued on a gender-neutral
(unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

INCREASES AND DECREASES IN STATED AMOUNT. After the first Policy Year, You may request in writing to change the Stated Amount. When your Stated Amount changes, your policy charges and possibly your Death Benefit will also change. If you increase or decrease your Stated Amount your Contract may become a modified endowment contract (MEC) under federal tax law (please see the Federal Income
Taxes section of the Prospectus for more information and consult your tax adviser for information on the impact a modified endowment contract may effect you).

                                       5

Under some circumstances you will need to provide evidence that the insured(s)
is still insurable and that an insurable interest continues to exist. Any change in Stated Amount will be effective on either the next or prior Monthly Deduction
Date after the change has been approved by us.

When we increase the Stated Amount we issue an additional insurance segment.
Each insurance segment has its own issue age, risk class and in certain instances, charges. After an increase in Stated Amount, different cost of insurance rates may apply to different segments of Stated Amount. If this happens we will attribute your Cash Value proportionately to each segment to compute our insurance risk and to calculate the cost of insurance charge. In addition, premiums received after an increase in Stated Amount has been effective will not be added together with premium received before the requested increase for purposes of determining the Sales Expense Charge.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to freeze a Policy Owner's account and refuse to pay any request for transfers, withdrawals, surrenders, loan or death benefit until instructions are received from the appropriate regulators.

                              INDEPENDENT AUDITORS

KPMG LLP, One Financial Plaza, Hartford, CT 06103 has been selected as independent auditors to examine and report on the fund's financial statements.

The financial statements of The Travelers Fund UL III for Variable Life
Insurance as of December 31, 2002, and for each of the years in the two-year period ended December 31, 2002, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedules of The Travelers Insurance
Company and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein and in the registration statement in reliance upon the reports of KPMG
LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2002 and 2001 consolidated financial statements and schedules refer to changes in the Company's methods of accounting for goodwill and other intangible assets in 2002, and for derivative instruments and hedging activities and for securitized financial assets in 2001.

                             PERFORMANCE INFORMATION

From time to time, the Company may quote different types of historical performance for the Investment Options of the Separate Account and the Mutual
Funds in which they Invest (Funds) in advertisements, sales literature, or reports to current or prospective policyholders. We may quote performance in any manner permitted under the law. Performance information may be shown as a change in a hypothetical owner's Cash Value or Death Benefits. We may present the average annual and cumulative total returns of the Investment Divisions of the
Separate Account and the Funds. The performance information shown will cover different periods of time and will reflect the deduction of certain charges although the performance information will generally not reflect the deduction of the cost of insurance charges.

       FUND PERFORMANCE: This type of performance discloses the returns of the
       Funds net of investment management fees and other Fund Company fees and expenses, but is not adjusted for fees and expenses imposed by on the
       Separate Account (e.g., mortality and expense risk charge) or individual policyholder charges (e.g., surrender charges). If the Separate Account fees and policyholder charges were deducted, returns would be lower.

       INVESTMENT OPTION PERFORMANCE ADJUSTED FOR SEPARATE ACCOUNT ASSET-BASED
       CHARGES: This type of performance discloses the returns of the Investment
       Options net of investment fees and other Fund fees and expenses AND
       Separate Account asset-based charges but is not adjusted for individual policyholder charges. If the policyholder charges were deducted, returns would be lower.

                                       6

We may also compare an Investment Option's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices. We may use performance ratings that may be reported in financial publications.

Since it is impossible to predict how the Investment Options or the Funds will perform in the future, no performance quote can show you how investment performance will impact your future ACTUAL Policy Values. These returns represent past performance and are not an indication of future performance.

                                       7

                              FINANCIAL STATEMENTS

The financial statements of the Travelers Insurance Company and The Travelers
Fund UL III for Variable Life Insurance follow this page of the SAI. The financial statements of The Company only bear on the Company's ability to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the Separate Account. The financial statements of the Separate Account present the investment performance of the separate accounts.

                                     EXPERTS

ACTUARIAL EXPERT. Actuarial matters will be filed in a subsequent Pre-Effective
Amendment.

                                       8

                         THE TRAVELERS INSURANCE COMPANY
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

L-16631S                                                             August 2003

ANNUAL REPORT
DECEMBER 31, 2002

                           THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

[TRAVELERS LOGO]

The Travelers Insurance Company
The Travelers Life and Annuity Company
One Cityplace
Hartford, CT 06103

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2002

                                    CAPITAL APPRECIATION    DREYFUS STOCK                             MONEY MARKET
                                             FUND            INDEX FUND     HIGH YIELD BOND TRUST      PORTFOLIO
                                    --------------------    -------------   ---------------------     ------------
ASSETS:
  Investments at market value:         $ 18,779,475         $  6,290,039         $ 16,287,233         $117,259,115

  Receivables:
    Dividends ................                   --                   --                   --               39,049
  Other assets ...............                   --                   --                   --                   --
                                       ------------         ------------         ------------         ------------

      Total Assets ...........           18,779,475            6,290,039           16,287,233          117,298,164
                                       ------------         ------------         ------------         ------------

LIABILITIES:
  Payables:
    Insurance charges ........                  567                  138                  373                3,043
  Other liabilities ..........                   --                   --                   --                   --
                                       ------------         ------------         ------------         ------------

      Total Liabilities ......                  567                  138                  373                3,043
                                       ------------         ------------         ------------         ------------

NET ASSETS:                            $ 18,778,908         $  6,289,901         $ 16,286,860         $117,295,121
                                       ============         ============         ============         ============

                        See Notes to Financial Statements

                                      -1-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2002

                                     PREMIER GROWTH
                                       PORTFOLIO -                          GROWTH FUND -     GROWTH-INCOME
                                         CLASS B         VP ULTRA FUND        CLASS 2         FUND - CLASS 2
                                     --------------      -------------      -------------     --------------
ASSETS:
  Investments at market value:         $6,313,649         $3,411,220         $   17,183         $1,526,847

  Receivables:
    Dividends ................                 --                 --                 --                 --
  Other assets ...............                 --                 --                 --                 --
                                       ----------         ----------         ----------         ----------

      Total Assets ...........          6,313,649          3,411,220             17,183          1,526,847
                                       ----------         ----------         ----------         ----------

LIABILITIES:
  Payables:
    Insurance charges ........                112                 73                  1                 37
  Other liabilities ..........                 --                 --                 --                 --
                                       ----------         ----------         ----------         ----------

      Total Liabilities ......                112                 73                  1                 37
                                       ----------         ----------         ----------         ----------

NET ASSETS:                            $6,313,537         $3,411,147         $   17,182         $1,526,810
                                       ==========         ==========         ==========         ==========

                        See Notes to Financial Statements

                                      -2-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2002

   CITISTREET       CREDIT SUISSE
DIVERSIFIED BOND       EMERGING      VIP REIT SERIES -    EAFE(R) EQUITY       SMALL CAP    APPRECIATION PORTFOLIO -
 FUND - CLASS I   MARKETS PORTFOLIO    STANDARD CLASS       INDEX FUND         INDEX FUND       INITIAL SHARES
----------------  -----------------  -----------------    -------------        ----------   ------------------------
   $       --         $2,447,878         $6,836,748         $6,486,665         $7,608,599         $4,523,029

           --                 --                 --                 --                 --                 --
          856                 --                 --                 --                 --                 --
   ----------         ----------         ----------         ----------         ----------         ----------

          856          2,447,878          6,836,748          6,486,665          7,608,599          4,523,029
   ----------         ----------         ----------         ----------         ----------         ----------

           --                 62                138                165                177                138
          856                 --                 --                 --                 --                 --
   ----------         ----------         ----------         ----------         ----------         ----------

          856                 62                138                165                177                138
   ----------         ----------         ----------         ----------         ----------         ----------

   $       --         $2,447,816         $6,836,610         $6,486,500         $7,608,422         $4,522,891
   ==========         ==========         ==========         ==========         ==========         ==========

                        See Notes to Financial Statements

                                      -3-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2002

                                        SMALL CAP         FRANKLIN SMALL      EQUITY INDEX
                                       PORTFOLIO -         CAP FUND -          PORTFOLIO -         FUNDAMENTAL
                                      INITIAL SHARES         CLASS 2          CLASS I SHARES     VALUE PORTFOLIO
                                      --------------      --------------      --------------     ---------------
ASSETS:
  Investments at market value:         $ 7,614,802         $ 4,463,591         $42,279,810         $ 1,328,726

  Receivables:
    Dividends ................                  --                  --                  --                  --
  Other assets ...............                  --                  --                  --                  --
                                       -----------         -----------         -----------         -----------

      Total Assets ...........           7,614,802           4,463,591          42,279,810           1,328,726
                                       -----------         -----------         -----------         -----------

LIABILITIES:
  Payables:
    Insurance charges ........                 180                  89               1,044                  25
  Other liabilities ..........                  --                  --                  --                  --
                                       -----------         -----------         -----------         -----------

      Total Liabilities ......                 180                  89               1,044                  25
                                       -----------         -----------         -----------         -----------

NET ASSETS:                            $ 7,614,622         $ 4,463,502         $42,278,766         $ 1,328,701
                                       ===========         ===========         ===========         ===========

                        See Notes to Financial Statements

                                      -4-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2002

                                                                                    PUTNAM VT           PUTNAM VT
     BALANCED       GLOBAL TECHNOLOGY   WORLDWIDE GROWTH      TOTAL RETURN        INTERNATIONAL         SMALL CAP
    PORTFOLIO -        PORTFOLIO -        PORTFOLIO -          PORTFOLIO -        GROWTH FUND -        VALUE FUND -
  SERVICE SHARES      SERVICE SHARES     SERVICE SHARES    ADMINISTRATIVE CLASS  CLASS IB SHARES     CLASS IB SHARES
  --------------    -----------------   ----------------   --------------------  ---------------     ---------------
   $ 7,056,840         $   187,861         $ 4,683,494         $34,665,302         $ 4,178,829         $ 4,722,509

            --                  --                  --                  --                  --                  --
            --                  --                  --                  --                  --                  --
   -----------         -----------         -----------         -----------         -----------         -----------

     7,056,840             187,861           4,683,494          34,665,302           4,178,829           4,722,509
   -----------         -----------         -----------         -----------         -----------         -----------

           148                   4                 109                 773                  74                 156
            --                  --                  --                  --                  --                  --
   -----------         -----------         -----------         -----------         -----------         -----------

           148                   4                 109                 773                  74                 156
   -----------         -----------         -----------         -----------         -----------         -----------

   $ 7,056,692         $   187,857         $ 4,683,385         $34,664,529         $ 4,178,755         $ 4,722,353
   ===========         ===========         ===========         ===========         ===========         ===========

                        See Notes to Financial Statements

                                      -5-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2002

                                        PUTNAM VT
                                        VOYAGER II
                                       FUND - CLASS     CAPITAL FUND -    INVESTORS FUND -    STRATEGIC BOND
                                        IB SHARES          CLASS I             CLASS I        FUND - CLASS I
                                       ------------     --------------    ----------------    --------------
ASSETS:
  Investments at market value:         $   49,226         $2,454,974         $9,862,399         $2,767,074

  Receivables:
    Dividends ................                 --                 --                 --                 --
  Other assets ...............                 --                 --                 --                 --
                                       ----------         ----------         ----------         ----------

      Total Assets ...........             49,226          2,454,974          9,862,399          2,767,074
                                       ----------         ----------         ----------         ----------

LIABILITIES:
  Payables:
    Insurance charges ........                 --                 74                238                121
  Other liabilities ..........                 --                 --                 --                 --
                                       ----------         ----------         ----------         ----------

      Total Liabilities ......                 --                 74                238                121
                                       ----------         ----------         ----------         ----------

NET ASSETS:                            $   49,226         $2,454,900         $9,862,161         $2,766,953
                                       ==========         ==========         ==========         ==========

                        See Notes to Financial Statements

                                      -6-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2002

                       CONVERTIBLE         DISCIPLINED
   TOTAL RETURN         SECURITIES           MID CAP          EQUITY INCOME         LARGE CAP     LAZARD INTERNATIONAL
  FUND - CLASS I        PORTFOLIO        STOCK PORTFOLIO        PORTFOLIO           PORTFOLIO       STOCK PORTFOLIO
  --------------       -----------       ---------------      -------------        -----------    --------------------
   $   235,271         $   794,761         $ 6,643,643         $17,902,547         $12,741,347         $ 7,642,874

            --                  --                  --                  --                  --                  --
            --                  --                  --                  --                  --                  --
   -----------         -----------         -----------         -----------         -----------         -----------

       235,271             794,761           6,643,643          17,902,547          12,741,347           7,642,874
   -----------         -----------         -----------         -----------         -----------         -----------

             4                  25                 144                 454                 295                 189
            --                  --                  --                  --                  --                  --
   -----------         -----------         -----------         -----------         -----------         -----------

             4                  25                 144                 454                 295                 189
   -----------         -----------         -----------         -----------         -----------         -----------

   $   235,267         $   794,736         $ 6,643,499         $17,902,093         $12,741,052         $ 7,642,685
   ===========         ===========         ===========         ===========         ===========         ===========

                        See Notes to Financial Statements

                                      -7-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2002

                                                           MFS MID
                                      MFS EMERGING        CAP GROWTH        MFS RESEARCH     SOCIAL AWARENESS
                                    GROWTH PORTFOLIO      PORTFOLIO           PORTFOLIO       STOCK PORTFOLIO
                                    ----------------      ----------        ------------     ----------------
ASSETS:
  Investments at market value:         $9,769,029         $4,739,608         $  851,423         $  642,240

  Receivables:
    Dividends ................                 --                 --                 --                 --
  Other assets ...............                 --                 --                 --                 --
                                       ----------         ----------         ----------         ----------

      Total Assets ...........          9,769,029          4,739,608            851,423            642,240
                                       ----------         ----------         ----------         ----------

LIABILITIES:
  Payables:
    Insurance charges ........                243                117                 20                 13
  Other liabilities ..........                 --                 --                 --                 --
                                       ----------         ----------         ----------         ----------

      Total Liabilities ......                243                117                 20                 13
                                       ----------         ----------         ----------         ----------

NET ASSETS:                            $9,768,786         $4,739,491         $  851,403         $  642,227
                                       ==========         ==========         ==========         ==========

                        See Notes to Financial Statements

                                      -8-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2002

                                           AIM CAPITAL                                                 SMITH BARNEY
TRAVELERS QUALITY    U.S. GOVERNMENT       APPRECIATION      ALLIANCE GROWTH        MFS TOTAL           AGGRESSIVE
  BOND PORTFOLIO   SECURITIES PORTFOLIO     PORTFOLIO           PORTFOLIO       RETURN PORTFOLIO     GROWTH PORTFOLIO
-----------------  --------------------    ------------      ---------------    ----------------     ----------------
   $26,098,066         $23,965,116         $ 6,185,574         $ 7,606,188         $16,654,809         $   376,436

            --                  --                  --                  --                  --                  --
            --                  --                  --                  --                  --                  --
   -----------         -----------         -----------         -----------         -----------         -----------

    26,098,066          23,965,116           6,185,574           7,606,188          16,654,809             376,436
   -----------         -----------         -----------         -----------         -----------         -----------

           654                 598                 151                 203                 388                   8
            --                  --                  --                  --                  --                  --
   -----------         -----------         -----------         -----------         -----------         -----------

           654                 598                 151                 203                 388                   8
   -----------         -----------         -----------         -----------         -----------         -----------

   $26,097,412         $23,964,518         $ 6,185,423         $ 7,605,985         $16,654,421         $   376,428
   ===========         ===========         ===========         ===========         ===========         ===========

                        See Notes to Financial Statements

                                      -9-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2002

                                     SMITH BARNEY        SMITH BARNEY
                                     INTERNATIONAL          LARGE                              ASSET MANAGER
                                        ALL CAP         CAPITALIZATION       VAN KAMPEN         PORTFOLIO -
                                   GROWTH PORTFOLIO    GROWTH PORTFOLIO  ENTERPRISE PORTFOLIO  INITIAL CLASS
                                   ----------------    ----------------  --------------------  -------------
ASSETS:
  Investments at market value:         $1,184,575         $1,540,085         $1,375,895         $2,083,111

  Receivables:
    Dividends ................                 --                 --                 --                 --
  Other assets ...............                 --                 --                 --                 --
                                       ----------         ----------         ----------         ----------

      Total Assets ...........          1,184,575          1,540,085          1,375,895          2,083,111
                                       ----------         ----------         ----------         ----------

LIABILITIES:
  Payables:
    Insurance charges ........                 54                 29                 39                 88
  Other liabilities ..........                 --                 --                 --                 --
                                       ----------         ----------         ----------         ----------

      Total Liabilities ......                 54                 29                 39                 88
                                       ----------         ----------         ----------         ----------

NET ASSETS:                            $1,184,521         $1,540,056         $1,375,856         $2,083,023
                                       ==========         ==========         ==========         ==========

                        See Notes to Financial Statements

                                      -10-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2002

    CONTRAFUND(R)          MID CAP
    PORTFOLIO -          PORTFOLIO -
  SERVICE CLASS 2      SERVICE CLASS 2         COMBINED
  ---------------      ---------------       ------------

   $  1,943,020         $    932,960         $476,011,695

             --                   --               39,049
             --                   --                  856
   ------------         ------------         ------------

      1,943,020              932,960          476,051,600
   ------------         ------------         ------------

             41                   19               11,835
             --                   --                  856
   ------------         ------------         ------------

             41                   19               12,691
   ------------         ------------         ------------

   $  1,942,979         $    932,941         $476,038,909
   ============         ============         ============

                        See Notes to Financial Statements

                                      -11-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                         CAPITAL
                                                       APPRECIATION         DREYFUS STOCK         HIGH YIELD         MONEY MARKET
                                                           FUND              INDEX FUND           BOND TRUST          PORTFOLIO
                                                       ------------         -------------        -----------         ------------
INVESTMENT INCOME:
  Dividends ...................................         $   346,111          $    39,644         $ 2,209,502          $ 1,461,826
                                                        -----------          -----------         -----------          -----------

EXPENSES:
  Insurance charges ...........................              88,206                4,423              41,712              312,464
                                                        -----------          -----------         -----------          -----------

      Net investment income (loss) ............             257,905               35,221           2,167,790            1,149,362
                                                        -----------          -----------         -----------          -----------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................                  --                   --                  --                   --
    Realized gain (loss) on sale of investments          (5,230,132)               5,609            (152,058)                  --
                                                        -----------          -----------         -----------          -----------

      Realized gain (loss) ....................          (5,230,132)               5,609            (152,058)                  --
                                                        -----------          -----------         -----------          -----------

    Change in unrealized gain (loss)
      on investments ..........................          (1,837,856)             298,470          (1,485,217)                  --
                                                        -----------          -----------         -----------          -----------

  Net increase (decrease) in net assets
    resulting from operations .................         $(6,810,083)         $   339,300         $   530,515          $ 1,149,362
                                                        ===========          ===========         ===========          ===========

                        See Notes to Financial Statements

                                      -12-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

  PREMIER GROWTH                                                                                            CITISTREET
   PORTFOLIO -                              GLOBAL GROWTH        GROWTH FUND -       GROWTH-INCOME        DIVERSIFIED BOND
     CLASS B           VP ULTRA FUND        FUND - CLASS 2          CLASS 2          FUND - CLASS 2        FUND - CLASS I
  --------------       -------------        --------------       -------------       --------------       ----------------
   $        --          $     7,176          $        --          $         1          $    15,275          $    44,060
   -----------          -----------          -----------          -----------          -----------          -----------

         3,319                7,381                    1                    8                2,741                3,329
   -----------          -----------          -----------          -----------          -----------          -----------

        (3,319)                (205)                  (1)                  (7)              12,534               40,731
   -----------          -----------          -----------          -----------          -----------          -----------

            --                   --                   --                   --                   --                   --
      (113,774)            (185,169)                 128               (1,055)              (3,489)              23,863
   -----------          -----------          -----------          -----------          -----------          -----------

      (113,774)            (185,169)                 128               (1,055)              (3,489)              23,863
   -----------          -----------          -----------          -----------          -----------          -----------

      (336,351)            (904,570)                  --                 (425)            (317,366)              (8,080)
   -----------          -----------          -----------          -----------          -----------          -----------

   $  (453,444)         $(1,089,944)         $       127          $    (1,487)         $  (308,321)         $    56,514
   ===========          ===========          ===========          ===========          ===========          ===========

                        See Notes to Financial Statements

                                      -13-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                      CREDIT SUISSE            VIP REIT         VIP SMALL CAP
                                                         EMERGING              SERIES -         VALUE SERIES -        EAFE(R) EQUITY
                                                    MARKETS PORTFOLIO       STANDARD CLASS      STANDARD CLASS          INDEX FUND
                                                    -----------------       --------------      --------------        --------------
INVESTMENT INCOME:
  Dividends ...................................         $     4,179          $    43,371          $        18          $   104,101
                                                        -----------          -----------          -----------          -----------

EXPENSES:
  Insurance charges ...........................               7,213               12,338                  414               21,035
                                                        -----------          -----------          -----------          -----------

      Net investment income (loss) ............              (3,034)              31,033                 (396)              83,066
                                                        -----------          -----------          -----------          -----------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................                  --               26,953                   41                   --
    Realized gain (loss) on sale of investments             (99,903)              76,035              149,105             (686,814)
                                                        -----------          -----------          -----------          -----------

      Realized gain (loss) ....................             (99,903)             102,988              149,146             (686,814)
                                                        -----------          -----------          -----------          -----------

    Change in unrealized gain (loss)
      on investments ..........................            (274,349)            (150,932)             (99,286)            (723,377)
                                                        -----------          -----------          -----------          -----------

  Net increase (decrease) in net assets
    resulting from operations .................         $  (377,286)         $   (16,911)         $    49,464          $(1,327,125)
                                                        ===========          ===========          ===========          ===========

                        See Notes to Financial Statements

                                      -14-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                         APPRECIATION           SMALL CAP           FRANKLIN SMALL         DIVERSIFIED           EQUITY INDEX
     SMALL CAP            PORTFOLIO -          PORTFOLIO -            CAP FUND -            STRATEGIC            PORTFOLIO -
    INDEX FUND          INITIAL SHARES        INITIAL SHARES           CLASS 2           INCOME PORTFOLIO       CLASS I SHARES
   ------------         --------------        --------------        --------------       ----------------       --------------
   $     56,073          $     55,703          $      3,199          $      9,083          $         --          $  1,014,940
   ------------          ------------          ------------          ------------          ------------          ------------

         23,932                12,997                18,530                 8,401                    66               107,049

   ------------          ------------          ------------          ------------          ------------          ------------

         32,141                42,706               (15,331)                  682                   (66)              907,891
   ------------          ------------          ------------          ------------          ------------          ------------

          4,209                    --                    --                    --                    --                    --
       (520,408)             (118,270)             (504,847)             (204,988)              (16,168)           (3,713,232)
   ------------          ------------          ------------          ------------          ------------          ------------

       (516,199)             (118,270)             (504,847)             (204,988)              (16,168)           (3,713,232)
   ------------          ------------          ------------          ------------          ------------          ------------

     (1,512,808)             (838,805)           (1,063,754)             (977,394)               20,070            (8,350,568)
   ------------          ------------          ------------          ------------          ------------          ------------

   $ (1,996,866)         $   (914,369)         $ (1,583,932)         $ (1,181,700)         $      3,836          $(11,155,909)
   ============          ============          ============          ============          ============          ============

                        See Notes to Financial Statements

                                      -15-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                            BALANCED        GLOBAL TECHNOLOGY        WORLDWIDE
                                                      FUNDAMENTAL          PORTFOLIO -          PORTFOLIO -       GROWTH PORTFOLIO -
                                                    VALUE PORTFOLIO      SERVICE SHARES       SERVICE SHARES       SERVICE SHARES
                                                    ---------------      --------------     -----------------     ------------------
INVESTMENT INCOME:
  Dividends ...................................       $    10,257          $   107,134          $        --          $    30,702
                                                      -----------          -----------          -----------          -----------

EXPENSES:
  Insurance charges ...........................             1,752                7,959                  662               10,530
                                                      -----------          -----------          -----------          -----------

      Net investment income (loss) ............             8,505               99,175                 (662)              20,172
                                                      -----------          -----------          -----------          -----------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................            15,069                   --                   --                   --
    Realized gain (loss) on sale of investments           (85,386)             (93,128)            (187,560)            (759,496)
                                                      -----------          -----------          -----------          -----------

      Realized gain (loss) ....................           (70,317)             (93,128)            (187,560)            (759,496)
                                                      -----------          -----------          -----------          -----------

    Change in unrealized gain (loss)
      on investments ..........................          (129,284)            (316,081)              26,442             (659,103)
                                                      -----------          -----------          -----------          -----------

  Net increase (decrease) in net assets
    resulting from operations .................       $  (191,096)         $  (310,034)         $  (161,780)         $(1,398,427)
                                                      ===========          ===========          ===========          ===========

                        See Notes to Financial Statements

                                      -16-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                             PUTNAM VT            PUTNAM VT
                        TOTAL RETURN        INTERNATIONAL         SMALL CAP
                         PORTFOLIO -        GROWTH FUND -        VALUE FUND -        CAPITAL FUND -      INVESTORS FUND -
 EQUITY PORTFOLIO   ADMINISTRATIVE CLASS  CLASS IB SHARES      CLASS IB SHARES         CLASS I              CLASS I
 ----------------   --------------------  ---------------      ---------------       --------------      ----------------
   $         2          $   749,540         $     2,505          $     4,920          $    12,126          $   125,461
   -----------          -----------         -----------          -----------          -----------          -----------

           148               41,731               2,387               12,009                8,687               32,860
   -----------          -----------         -----------          -----------          -----------          -----------

          (146)             707,809                 118               (7,089)               3,439               92,601
   -----------          -----------         -----------          -----------          -----------          -----------

             2              379,115                  --               24,074                   --                   --
       (35,425)              73,654             (37,379)            (171,063)            (183,541)            (614,688)
   -----------          -----------         -----------          -----------          -----------          -----------

       (35,423)             452,769             (37,379)            (146,989)            (183,541)            (614,688)
   -----------          -----------         -----------          -----------          -----------          -----------

        30,573              656,507             (84,938)            (864,495)            (638,993)          (1,959,767)
   -----------          -----------         -----------          -----------          -----------          -----------

   $    (4,996)         $ 1,817,085         $  (122,199)         $(1,018,573)         $  (819,095)         $(2,481,854)
   ===========          ===========         ===========          ===========          ===========          ===========

                        See Notes to Financial Statements

                                      -17-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                         STRONG MULTI       MONTGOMERY
                                                     STRATEGIC BOND    TOTAL RETURN       CAP VALUE      VARIABLE SERIES:
                                                     FUND - CLASS I   FUND - CLASS I       FUND II          GROWTH FUND
                                                     --------------   --------------     ------------    ----------------
INVESTMENT INCOME:
  Dividends ...................................         $131,299         $  2,792          $     --          $     --
                                                        --------         --------          --------          --------

EXPENSES:
  Insurance charges ...........................           11,023               79                 2                 2
                                                        --------         --------          --------          --------

      Net investment income (loss) ............          120,276            2,713                (2)               (2)
                                                        --------         --------          --------          --------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................               --               --                --                --
    Realized gain (loss) on sale of investments           24,347               85                90              (464)
                                                        --------         --------          --------          --------

      Realized gain (loss) ....................           24,347               85                90              (464)
                                                        --------         --------          --------          --------

    Change in unrealized gain (loss)
      on investments ..........................           77,271           (2,487)             (145)              339
                                                        --------         --------          --------          --------

  Net increase (decrease) in net assets
    resulting from operations .................         $221,894         $    311          $    (57)         $   (127)
                                                        ========         ========          ========          ========

                        See Notes to Financial Statements

                                      -18-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

   CONVERTIBLE        DISCIPLINED MID
   SECURITIES            CAP STOCK          EQUITY INCOME                          LAZARD INTERNATIONAL    MFS EMERGING
    PORTFOLIO            PORTFOLIO            PORTFOLIO       LARGE CAP PORTFOLIO    STOCK PORTFOLIO     GROWTH PORTFOLIO
   -----------        ---------------       -------------     -------------------  --------------------  ----------------
   $    70,297          $    37,594          $   196,179          $    67,288          $   166,598          $        --
   -----------          -----------          -----------          -----------          -----------          -----------

         5,702               12,454               49,251               41,423               28,356               40,032
   -----------          -----------          -----------          -----------          -----------          -----------

        64,595               25,140              146,928               25,865              138,242              (40,032)
   -----------          -----------          -----------          -----------          -----------          -----------

         7,466                6,946                   --                   --                   --                   --
      (402,688)            (164,635)          (1,007,128)          (1,344,520)            (561,739)          (3,487,906)
   -----------          -----------          -----------          -----------          -----------          -----------

      (395,222)            (157,689)          (1,007,128)          (1,344,520)            (561,739)          (3,487,906)
   -----------          -----------          -----------          -----------          -----------          -----------

       115,475             (749,478)          (2,316,072)          (1,995,897)            (698,273)          (1,407,240)
   -----------          -----------          -----------          -----------          -----------          -----------

   $  (215,152)         $  (882,027)         $(3,176,272)         $(3,314,552)         $(1,121,770)         $(4,935,178)
   ===========          ===========          ===========          ===========          ===========          ===========

                        See Notes to Financial Statements

                                      -19-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                        MFS MID
                                                      CAP GROWTH          MFS RESEARCH           MFS VALUE         SOCIAL AWARENESS
                                                       PORTFOLIO           PORTFOLIO             PORTFOLIO         STOCK PORTFOLIO
                                                      -----------         ------------          -----------        ----------------
INVESTMENT INCOME:
  Dividends ...................................       $        --          $     6,256          $        --          $     5,339
                                                      -----------          -----------          -----------          -----------

EXPENSES:
  Insurance charges ...........................            12,927                1,984                    2                1,597
                                                      -----------          -----------          -----------          -----------

      Net investment income (loss) ............           (12,927)               4,272                   (2)               3,742
                                                      -----------          -----------          -----------          -----------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................                --                   --                   --                   --
    Realized gain (loss) on sale of investments          (711,367)            (114,457)                 128             (167,239)
                                                      -----------          -----------          -----------          -----------

      Realized gain (loss) ....................          (711,367)            (114,457)                 128             (167,239)
                                                      -----------          -----------          -----------          -----------

    Change in unrealized gain (loss)
      on investments ..........................        (1,844,125)             (84,566)                (140)             (69,474)
                                                      -----------          -----------          -----------          -----------

  Net increase (decrease) in net assets
    resulting from operations .................       $(2,568,419)         $  (194,751)         $       (14)         $  (232,971)
                                                      ===========          ===========          ===========          ===========

                        See Notes to Financial Statements

                                      -20-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                 AIM CAPITAL
TRAVELERS QUALITY     U.S. GOVERNMENT                           APPRECIATION        ALLIANCE GROWTH         MFS TOTAL
  BOND PORTFOLIO   SECURITIES PORTFOLIO  UTILITIES PORTFOLIO      PORTFOLIO            PORTFOLIO        RETURN PORTFOLIO
-----------------  --------------------  -------------------    ------------        ---------------     ----------------
   $ 1,685,173          $ 1,183,039         $        --          $        --          $    57,887          $   921,332
   -----------          -----------         -----------          -----------          -----------          -----------

        71,209               39,721                  65               23,181               33,948               46,862
   -----------          -----------         -----------          -----------          -----------          -----------

     1,613,964            1,143,318                 (65)             (23,181)              23,939              874,470
   -----------          -----------         -----------          -----------          -----------          -----------

       342,811              144,798                  --                   --                   --              542,727
       (53,530)             121,701            (149,465)          (1,110,885)          (2,551,134)            (307,313)
   -----------          -----------         -----------          -----------          -----------          -----------

       289,281              266,499            (149,465)          (1,110,885)          (2,551,134)             235,414
   -----------          -----------         -----------          -----------          -----------          -----------

      (741,151)             220,670             142,720             (546,329)          (1,362,191)          (2,058,584)
   -----------          -----------         -----------          -----------          -----------          -----------

   $ 1,162,094          $ 1,630,487         $    (6,810)         $(1,680,395)         $(3,889,386)         $  (948,700)
   ===========          ===========         ===========          ===========          ===========          ===========

                        See Notes to Financial Statements

                                      -21-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                            SMITH BARNEY
                                                                          SMITH BARNEY    INTERNATIONAL ALL      SMITH BARNEY
                                                   PUTNAM DIVERSIFIED  AGGRESSIVE GROWTH     CAP GROWTH      LARGE CAPITALIZATION
                                                    INCOME PORTFOLIO       PORTFOLIO          PORTFOLIO        GROWTH PORTFOLIO
                                                   ------------------  -----------------  -----------------  --------------------
INVESTMENT INCOME:
  Dividends ...................................         $      --          $      --          $  15,999           $   5,220
                                                        ---------          ---------          ---------           ---------

EXPENSES:
  Insurance charges ...........................               555              1,060              7,752               4,251
                                                        ---------          ---------          ---------           ---------

      Net investment income (loss) ............              (555)            (1,060)             8,247                 969
                                                        ---------          ---------          ---------           ---------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................                --                 --                 --                  --
    Realized gain (loss) on sale of investments           (14,145)           (48,944)          (578,664)           (276,738)
                                                        ---------          ---------          ---------           ---------

      Realized gain (loss) ....................           (14,145)           (48,944)          (578,664)           (276,738)
                                                        ---------          ---------          ---------           ---------

    Change in unrealized gain (loss)
      on investments ..........................            20,221            (56,637)            35,081            (127,648)
                                                        ---------          ---------          ---------           ---------

  Net increase (decrease) in net assets
    resulting from operations .................         $   5,521          $(106,641)         $(535,336)          $(403,417)
                                                        =========          =========          =========           =========

                        See Notes to Financial Statements

                                      -22-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                         ASSET MANAGER         CONTRAFUND(R)           MID CAP
     VAN KAMPEN           PORTFOLIO -          PORTFOLIO -           PORTFOLIO -
ENTERPRISE PORTFOLIO     INITIAL CLASS        SERVICE CLASS 2       SERVICE CLASS 2           COMBINED
--------------------     -------------        ---------------       ---------------         ------------
    $     12,628          $    104,994          $      3,526          $        673          $ 11,131,022
    ------------          ------------          ------------          ------------          ------------

           4,259                11,115                 3,327                 1,420             1,247,843
    ------------          ------------          ------------          ------------          ------------

           8,369                93,879                   199                  (747)            9,883,179
    ------------          ------------          ------------          ------------          ------------

              --                    --                    --                    --             1,494,211
        (197,063)             (420,797)              (94,190)              (27,024)          (27,035,263)
    ------------          ------------          ------------          ------------          ------------

        (197,063)             (420,797)              (94,190)              (27,024)          (25,541,052)
    ------------          ------------          ------------          ------------          ------------

        (344,056)              (59,137)             (125,936)              (53,674)          (36,533,200)
    ------------          ------------          ------------          ------------          ------------

    $   (532,750)         $   (386,055)         $   (219,927)         $    (81,445)         $(52,191,073)
    ============          ============          ============          ============          ============

                        See Notes to Financial Statements

                                      -23-

                       This page intentionally left blank

                                      -24-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                 CAPITAL APPRECIATION            DREYFUS STOCK
                                                        FUND                       INDEX FUND             HIGH YIELD BOND TRUST
                                             ---------------------------   --------------------------  ---------------------------
                                                 2002           2001            2002          2001         2002           2001
                                             ------------   ------------   ------------   -----------  ------------   ------------
OPERATIONS:
  Net investment income (loss) ............  $    257,905   $     13,397   $     35,221   $        --  $  2,167,790   $    428,040
  Realized gain (loss) ....................    (5,230,132)    (5,203,654)         5,609            --      (152,058)        24,305
  Change in unrealized gain (loss)
    on investments ........................    (1,837,856)    (2,761,891)       298,470            --    (1,485,217)       122,123
                                             ------------   ------------   ------------   -----------  ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ...........    (6,810,083)    (7,952,148)       339,300            --       530,515        574,468
                                             ------------   ------------   ------------   -----------  ------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ...........     6,871,258     21,854,470      2,483,207            --     5,816,154      5,171,418
  Participant transfers from other
    funding options .......................     9,366,350     11,682,824      3,535,610            --    13,685,147      6,119,644
  Growth rate intra-fund transfers in .....     9,578,413             --             --            --     6,563,488             --
  Contract surrenders .....................    (3,891,242)    (4,535,717)       (68,216)           --    (1,580,325)    (1,407,368)
  Participant transfers to other
    funding options .......................   (12,909,683)   (17,976,303)            --            --   (11,884,883)    (5,130,391)
  Growth rate intra-fund transfers out ....    (9,578,413)            --             --            --    (6,563,488)            --
  Other payments to participants ..........            --        (13,938)            --            --            --         (5,474)
                                             ------------   ------------   ------------   -----------  ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ....      (563,317)    11,011,336      5,950,601            --     6,036,093      4,747,829
                                             ------------   ------------   ------------   -----------  ------------   ------------

      Net increase (decrease) in net assets    (7,373,400)     3,059,188      6,289,901            --     6,566,608      5,322,297

NET ASSETS:
    Beginning of year .....................    26,152,308     23,093,120             --            --     9,720,252      4,397,955
                                             ------------   ------------   ------------   -----------  ------------   ------------
    End of year ...........................  $ 18,778,908   $ 26,152,308   $  6,289,901   $        --  $ 16,286,860   $  9,720,252
                                             ============   ============   ============   ===========  ============   ============

                        See Notes to Financial Statements

                                      -25-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                     MONEY MARKET                 PREMIER GROWTH
                                                      PORTFOLIO                 PORTFOLIO - CLASS B            VP ULTRA FUND
                                             -----------------------------   ------------------------  ----------------------------
                                                  2002            2001            2002          2001         2002            2001
                                             -------------   -------------   -------------   --------  -------------   ------------
OPERATIONS:
  Net investment income (loss) ............  $   1,149,362   $   1,684,458   $      (3,319)  $     --  $        (205)  $     (2,037)
  Realized gain (loss) ....................             --              --        (113,774)        --       (185,169)        (3,209)
  Change in unrealized gain (loss)
    on investments ........................             --              --        (336,351)        --       (904,570)       (92,394)
                                             -------------   -------------   -------------   --------  -------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ...........      1,149,362       1,684,458        (453,444)        --     (1,089,944)       (97,640)
                                             -------------   -------------   -------------   --------  -------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ...........    105,200,285      62,162,001       5,195,352         --      2,464,587             --
  Participant transfers from other
    funding options .......................     50,829,739      45,217,239       3,243,378         --        869,307      2,796,996
  Growth rate intra-fund transfers in .....     17,887,165              --       1,389,703         --             --             --
  Contract surrenders .....................    (21,194,445)     (5,344,131)       (310,895)        --        (66,604)       (22,697)
  Participant transfers to other
    funding options .......................   (103,978,629)    (46,470,916)     (1,360,853)        --     (1,363,603)       (70,985)
  Growth rate intra-fund transfers out ....    (17,887,164)             --      (1,389,704)        --             --             --
  Other payments to participants ..........        (29,789)        (12,014)             --         --         (8,270)            --
                                             -------------   -------------   -------------   --------  -------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ....     30,827,162      55,552,179       6,766,981         --      1,895,417      2,703,314
                                             -------------   -------------   -------------   --------  -------------   ------------

      Net increase (decrease) in net assets     31,976,524      57,236,637       6,313,537         --        805,473      2,605,674

NET ASSETS:
    Beginning of year .....................     85,318,597      28,081,960              --         --      2,605,674             --
                                             -------------   -------------   -------------   --------  -------------   ------------
    End of year ...........................  $ 117,295,121   $  85,318,597   $   6,313,537   $     --  $   3,411,147   $  2,605,674
                                             =============   =============   =============   ========  =============   ============

                        See Notes to Financial Statements

                                      -26-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

           GLOBAL GROWTH                 GROWTH FUND -                   GROWTH-INCOME             CITISTREET DIVERSIFIED
          FUND - CLASS 2                    CLASS 2                      FUND - CLASS 2             BOND FUND - CLASS I
   -----------------------------  ------------------------------  ----------------------------  ---------------------------
        2002            2001           2002            2001           2002            2001          2002           2001
   ------------   --------------  ------------   ---------------  ------------   -------------  ------------   ------------
   $         (1)  $           --  $         (7)  $            --  $     12,534   $          --  $     40,731   $     64,764
            128               --        (1,055)               --        (3,489)             --        23,863         (1,769)

             --               --          (425)               --      (317,366)             --        (8,080)         8,081
   ------------   --------------  ------------   ---------------  ------------   -------------  ------------   ------------

            127               --        (1,487)               --      (308,321)             --        56,514         71,076
   ------------   --------------  ------------   ---------------  ------------   -------------  ------------   ------------

          2,085               --        53,804                --     1,007,250              --       191,759        774,486

          7,830               --            --                --     1,718,893              --         2,586     15,791,603
             --               --            --                --            --              --            --             --
            (25)              --           (54)               --       (18,331)             --       (25,226)       (77,035)

        (10,017)              --       (35,081)               --      (872,681)             --    (2,741,242)   (14,044,521)
             --               --            --                --            --              --            --             --
             --               --            --                --            --              --            --             --
   ------------   --------------  ------------   ---------------  ------------   -------------  ------------   ------------

           (127)              --        18,669                --     1,835,131              --    (2,572,123)     2,444,533
   ------------   --------------  ------------   ---------------  ------------   -------------  ------------   ------------

             --               --        17,182                --     1,526,810              --    (2,515,609)     2,515,609

             --               --            --                --            --              --     2,515,609             --
   ------------   --------------  ------------   ---------------  ------------   -------------  ------------   ------------
   $         --   $           --  $     17,182   $            --  $  1,526,810   $          --  $         --   $  2,515,609
   ============   ==============  ============   ===============  ============   =============  ============   ============

                        See Notes to Financial Statements

                                      -27-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                INTERMEDIATE-TERM          CREDIT SUISSE EMERGING          VIP REIT SERIES -
                                                    BOND FUND                 MARKETS PORTFOLIO              STANDARD CLASS
                                             -------------------------   ---------------------------   ---------------------------
                                                 2002         2001           2002           2001           2002           2001
                                             -----------  ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ............  $        --  $    940,490   $     (3,034)  $     (4,595)  $     31,033   $     29,219
  Realized gain (loss) ....................           --      (661,667)       (99,903)      (169,700)       102,988        139,000
  Change in unrealized gain (loss)
    on investments ........................           --       (91,614)      (274,349)        56,701       (150,932)       116,482
                                             -----------  ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ...........           --       187,209       (377,286)      (117,594)       (16,911)       284,701
                                             -----------  ------------   ------------   ------------   ------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ...........           --     3,796,829      1,289,747        315,130      4,075,681      3,160,689
  Participant transfers from other
    funding options .......................           --     4,951,410      1,680,955        235,529      8,472,532      2,418,586
  Growth rate intra-fund transfers in .....           --            --      1,040,408             --      3,294,231             --
  Contract surrenders .....................           --      (829,909)      (579,891)       (62,341)      (646,145)       (40,147)
  Participant transfers to other
    funding options .......................           --   (13,695,045)      (551,972)      (452,329)    (7,268,893)    (3,891,887)
  Growth rate intra-fund transfers out ....           --            --     (1,040,408)            --     (3,294,231)            --
  Other payments to participants ..........           --            --             --             --             --             --
                                             -----------  ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ....           --    (5,776,715)     1,838,839         35,989      4,633,175      1,647,241
                                             -----------  ------------   ------------   ------------   ------------   ------------

      Net increase (decrease) in net assets           --    (5,589,506)     1,461,553        (81,605)     4,616,264      1,931,942

NET ASSETS:
    Beginning of year .....................           --     5,589,506        986,263      1,067,868      2,220,346        288,404
                                             -----------  ------------   ------------   ------------   ------------   ------------
    End of year ...........................  $        --  $         --   $  2,447,816   $    986,263   $  6,836,610   $  2,220,346
                                             ===========  ============   ============   ============   ============   ============

                        See Notes to Financial Statements

                                      -28-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

        VIP SMALL CAP VALUE             EAFE(R) EQUITY                                         APPRECIATION PORTFOLIO -
     SERIES - STANDARD CLASS              INDEX FUND              SMALL CAP INDEX FUND            INITIAL SHARES
   ---------------------------   ---------------------------   ---------------------------   ---------------------------
       2002           2001           2002           2001           2002           2001           2002           2001
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
   $       (396)  $      2,437   $     83,066   $    (13,046)  $     32,141   $     22,671   $     42,706   $     19,979
        149,146         47,153       (686,814)      (335,116)      (516,199)       270,632       (118,270)        17,670

        (99,286)        68,636       (723,377)      (846,019)    (1,512,808)        47,599       (838,805)       (11,963)
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

         49,464        118,226     (1,327,125)    (1,194,181)    (1,996,866)       340,902       (914,369)        25,686
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

         14,609      1,274,655      2,755,313      1,797,822      3,293,318      3,552,637      2,210,089      1,271,427

      3,765,572      1,092,053     10,155,866      4,949,976     12,256,765      3,396,161      1,473,553      2,630,786
             --             --             --             --      3,183,335             --             --             --
         (2,905)      (435,937)      (400,930)      (470,297)      (618,624)      (713,487)      (586,690)       (81,364)

     (5,602,949)      (739,297)   (10,341,586)    (2,604,337)   (12,824,641)    (3,117,847)      (982,561)      (865,346)
             --             --             --             --     (3,183,335)            --             --             --
             --             --         (4,166)            --         (1,623)        (5,623)        (4,279)            --
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

     (1,825,673)     1,191,474      2,164,497      3,673,164      2,105,195      3,111,841      2,110,112      2,955,503
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

     (1,776,209)     1,309,700        837,372      2,478,983        108,329      3,452,743      1,195,743      2,981,189

      1,776,209        466,509      5,649,128      3,170,145      7,500,093      4,047,350      3,327,148        345,959
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
   $         --   $  1,776,209   $  6,486,500   $  5,649,128   $  7,608,422   $  7,500,093   $  4,522,891   $  3,327,148
   ============   ============   ============   ============   ============   ============   ============   ============

                        See Notes to Financial Statements

                                      -29-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                SMALL CAP PORTFOLIO -       FRANKLIN SMALL CAP         DIVERSIFIED STRATEGIC
                                                   INITIAL SHARES             FUND - CLASS 2             INCOME PORTFOLIO
                                             -------------------------   -------------------------   -------------------------
                                                 2002          2001          2002          2001          2002          2001
                                             -----------   -----------   -----------   -----------   -----------   -----------
OPERATIONS:
  Net investment income (loss) ............  $   (15,331)  $     2,707   $       682   $       434   $       (66)  $    44,166
  Realized gain (loss) ....................     (504,847)     (330,245)     (204,988)      (18,621)      (16,168)      (14,282)
  Change in unrealized gain (loss)
    on investments ........................   (1,063,754)      (16,829)     (977,394)      (12,248)       20,070       (16,937)
                                             -----------   -----------   -----------   -----------   -----------   -----------

    Net increase (decrease) in net assets
      resulting from operations ...........   (1,583,932)     (344,367)   (1,181,700)      (30,435)        3,836        12,947
                                             -----------   -----------   -----------   -----------   -----------   -----------

UNIT TRANSACTIONS:
  Participant purchase payments ...........    3,956,354     3,355,329     2,749,845       561,185        14,157       579,847
  Participant transfers from other
    funding options .......................    5,461,203     7,348,925     5,009,942     1,646,350     1,200,754       277,039
  Growth rate intra-fund transfers in .....           --            --     1,071,165            --            --            --
  Contract surrenders .....................   (1,905,159)     (234,638)     (354,072)       (7,697)          (17)     (227,523)
  Participant transfers to other
    funding options .......................   (3,952,169)   (6,612,963)   (2,931,542)     (999,211)   (1,809,322)     (408,052)
  Growth rate intra-fund transfers out ....           --            --    (1,071,165)           --            --            --
  Other payments to participants ..........           --            --            --            --            --            --
                                             -----------   -----------   -----------   -----------   -----------   -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ....    3,560,229     3,856,653     4,474,173     1,200,627      (594,428)      221,311
                                             -----------   -----------   -----------   -----------   -----------   -----------

      Net increase (decrease) in net assets    1,976,297     3,512,286     3,292,473     1,170,192      (590,592)      234,258

NET ASSETS:
    Beginning of year .....................    5,638,325     2,126,039     1,171,029           837       590,592       356,334
                                             -----------   -----------   -----------   -----------   -----------   -----------
    End of year ...........................  $ 7,614,622   $ 5,638,325   $ 4,463,502   $ 1,171,029   $        --   $   590,592
                                             ===========   ===========   ===========   ===========   ===========   ===========

                        See Notes to Financial Statements

                                      -30-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

     EQUITY INDEX PORTFOLIO -         FUNDAMENTAL VALUE          BALANCED PORTFOLIO -       GLOBAL TECHNOLOGY PORTFOLIO -
          CLASS I SHARES                  PORTFOLIO                 SERVICE SHARES                 SERVICE SHARES
   ---------------------------   ---------------------------  ---------------------------   -----------------------------
       2002           2001           2002            2001         2002           2001            2002           2001
   ------------   ------------   ------------   ------------  ------------   ------------    ------------   ------------
   $    907,891   $    116,096   $      8,505   $         --  $     99,175   $     22,411    $       (662)  $      1,827
     (3,713,232)    (1,273,405)       (70,317)            --       (93,128)       (49,142)       (187,560)      (103,533)

     (8,350,568)    (1,186,734)      (129,284)            --      (316,081)       (41,249)         26,442        (48,126)
   ------------   ------------   ------------   ------------  ------------   ------------    ------------   ------------

    (11,155,909)    (2,344,043)      (191,096)            --      (310,034)       (67,980)       (161,780)      (149,832)
   ------------   ------------   ------------   ------------  ------------   ------------    ------------   ------------

     23,052,598     19,311,356      1,282,791             --     3,391,869      2,379,840         569,335        541,569

     30,173,241      9,208,949        887,239             --     8,493,158      2,374,896       1,250,025        634,650
      6,387,593             --             --             --            --             --              --             --
     (2,604,558)    (3,033,083)       (19,483)            --      (907,998)       (44,628)        (19,166)        (7,216)

    (18,949,150)   (15,512,165)      (629,151)            --    (4,702,390)    (3,551,020)     (1,664,005)      (806,398)
     (6,387,593)            --             --             --            --             --              --             --
        (12,483)        (6,430)        (1,599)            --            --             --              --             --
   ------------   ------------   ------------   ------------  ------------   ------------    ------------   ------------

     31,659,648      9,968,627      1,519,797             --     6,274,639      1,159,088         136,189        362,605
   ------------   ------------   ------------   ------------  ------------   ------------    ------------   ------------

     20,503,739      7,624,584      1,328,701             --     5,964,605      1,091,108         (25,591)       212,773

     21,775,027     14,150,443             --             --     1,092,087            979         213,448            675
   ------------   ------------   ------------   ------------  ------------   ------------    ------------   ------------
   $ 42,278,766   $ 21,775,027   $  1,328,701   $         --  $  7,056,692   $  1,092,087    $    187,857   $    213,448
   ============   ============   ============   ============  ============   ============    ============   ============

                        See Notes to Financial Statements

                                      -31-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                              WORLDWIDE GROWTH PORTFOLIO -                                TOTAL RETURN PORTFOLIO -
                                                    SERVICE SHARES               EQUITY PORTFOLIO           ADMINISTRATIVE CLASS
                                             ---------------------------   ---------------------------   --------------------------
                                                 2002           2001           2002           2001           2002           2001
                                             ------------   ------------   ------------   ------------   ------------   -----------
OPERATIONS:
  Net investment income (loss) ............  $     20,172   $      3,850   $       (146)  $       (246)  $    707,809   $    53,792
  Realized gain (loss) ....................      (759,496)      (224,424)       (35,423)        (4,383)       452,769        62,810
  Change in unrealized gain (loss)
    on investments ........................      (659,103)      (500,909)        30,573        (62,371)       656,507       (23,844)
                                             ------------   ------------   ------------   ------------   ------------   -----------

    Net increase (decrease) in net assets
      resulting from operations ...........    (1,398,427)      (721,483)        (4,996)       (67,000)     1,817,085        92,758
                                             ------------   ------------   ------------   ------------   ------------   -----------

UNIT TRANSACTIONS:
  Participant purchase payments ...........     2,492,694      6,048,231         12,651      1,291,897     15,510,621     1,342,884
  Participant transfers from other
    funding options .......................     5,076,529      1,900,385      2,496,856        558,986     30,122,586     2,034,994
  Growth rate intra-fund transfers in .....            --             --             --             --      2,242,292            --
  Contract surrenders .....................      (380,570)       (71,359)           (23)      (447,517)    (1,023,478)      (31,011)
  Participant transfers to other
    funding options .......................    (5,436,968)    (3,002,211)    (3,829,693)      (411,342)   (15,101,724)      (74,596)
  Growth rate intra-fund transfers out ....            --             --             --             --     (2,242,291)           --
  Other payments to participants ..........            --             --             --             --        (25,591)           --
                                             ------------   ------------   ------------   ------------   ------------   -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ....     1,751,685      4,875,046     (1,320,209)       992,024     29,482,415     3,272,271
                                             ------------   ------------   ------------   ------------   ------------   -----------

      Net increase (decrease) in net assets       353,258      4,153,563     (1,325,205)       925,024     31,299,500     3,365,029

NET ASSETS:
    Beginning of year .....................     4,330,127        176,564      1,325,205        400,181      3,365,029            --
                                             ------------   ------------   ------------   ------------   ------------   -----------
    End of year ...........................  $  4,683,385   $  4,330,127   $         --   $  1,325,205   $ 34,664,529   $ 3,365,029
                                             ============   ============   ============   ============   ============   ===========

                        See Notes to Financial Statements

                                      -32-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

     PUTNAM VT INTERNATIONAL        PUTNAM VT SMALL CAP         PUTNAM VT VOYAGER II
 GROWTH FUND - CLASS IB SHARES  VALUE FUND - CLASS IB SHARES   FUND - CLASS IB SHARES     CAPITAL FUND - CLASS I
 -----------------------------  ----------------------------  -------------------------  -------------------------
       2002          2001            2002          2001           2002          2001         2002          2001
   -----------   -----------     -----------   -----------    -----------   -----------  -----------   -----------
   $       118   $        (2)    $    (7,089)  $        (1)   $        --   $        --  $     3,439   $     6,774
       (37,379)           --        (146,989)           --             --            --     (183,541)       28,979

       (84,938)          244        (864,495)          215             --            --     (638,993)      (49,595)
   -----------   -----------     -----------   -----------    -----------   -----------  -----------   -----------

      (122,199)          242      (1,018,573)          214             --            --     (819,095)      (13,842)
   -----------   -----------     -----------   -----------    -----------   -----------  -----------   -----------

     3,004,796         7,645       2,618,794         3,035         50,871            --    2,075,206     1,736,111

     2,464,445         5,012       7,022,926            --             --            --    1,230,242       795,938
     1,181,611            --              --            --             --            --           --            --
      (490,897)          (97)       (355,083)          (50)        (1,645)           --     (706,598)      (85,428)

      (690,191)           --      (3,548,910)           --             --            --   (1,284,028)   (1,383,088)
    (1,181,612)           --              --            --             --            --           --            --
            --            --              --            --             --            --           --            --
   -----------   -----------     -----------   -----------    -----------   -----------  -----------   -----------

     4,288,152        12,560       5,737,727         2,985         49,226            --    1,314,822     1,063,533
   -----------   -----------     -----------   -----------    -----------   -----------  -----------   -----------

     4,165,953        12,802       4,719,154         3,199         49,226            --      495,727     1,049,691

        12,802            --           3,199            --             --            --    1,959,173       909,482
   -----------   -----------     -----------   -----------    -----------   -----------  -----------   -----------
   $ 4,178,755   $    12,802     $ 4,722,353   $     3,199    $    49,226   $        --  $ 2,454,900   $ 1,959,173
   ===========   ===========    ===========   ===========    ===========   ===========  ===========   ===========

                        See Notes to Financial Statements

                                      -33-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                           STRATEGIC BOND FUND -        TOTAL RETURN FUND -
                                              INVESTORS FUND - CLASS I           CLASS I                      CLASS I
                                             -------------------------   -------------------------   -------------------------
                                                 2002          2001          2002          2001          2002          2001
                                             -----------   -----------   -----------   -----------   -----------   -----------
OPERATIONS:
  Net investment income (loss) ............  $    92,601   $    34,134   $   120,276   $    80,994   $     2,713   $        19
  Realized gain (loss) ....................     (614,688)       (3,562)       24,347           842            85            (1)
  Change in unrealized gain (loss)
    on investments ........................   (1,959,767)     (593,831)       77,271        11,176        (2,487)          (31)
                                             -----------   -----------   -----------   -----------   -----------   -----------

    Net increase (decrease) in net assets
      resulting from operations ...........   (2,481,854)     (563,259)      221,894        93,012           311           (13)
                                             -----------   -----------   -----------   -----------   -----------   -----------

UNIT TRANSACTIONS:
  Participant purchase payments ...........    4,985,769     6,031,257       463,129     1,875,470       262,646            --
  Participant transfers from other
    funding options .......................    3,496,039     4,023,465       495,471        91,185         1,038           590
  Growth rate intra-fund transfers in .....    4,054,327            --            --            --            --            --
  Contract surrenders .....................     (743,490)   (1,031,505)     (272,517)      (24,006)      (10,745)           --
  Participant transfers to other
    funding options .......................   (4,498,827)   (4,957,916)     (405,868)      (40,831)      (19,054)         (590)
  Growth rate intra-fund transfers out ....   (4,054,327)           --            --            --            --            --
  Other payments to participants ..........       (1,000)       (4,860)           --            --            --            --
                                             -----------   -----------   -----------   -----------   -----------   -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ....    3,238,491     4,060,441       280,215     1,901,818       233,885            --
                                             -----------   -----------   -----------   -----------   -----------   -----------

      Net increase (decrease) in net assets      756,637     3,497,182       502,109     1,994,830       234,196           (13)

NET ASSETS:
    Beginning of year .....................    9,105,524     5,608,342     2,264,844       270,014         1,071         1,084
                                             -----------   -----------   -----------   -----------   -----------   -----------
    End of year ...........................  $ 9,862,161   $ 9,105,524   $ 2,766,953   $ 2,264,844   $   235,267   $     1,071
                                             ===========   ===========   ===========   ===========   ===========   ===========

                        See Notes to Financial Statements

                                      -34-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

        STRONG MULTI CAP       MONTGOMERY VARIABLE SERIES:   CONVERTIBLE SECURITIES       DISCIPLINED MID CAP
         VALUE FUND II                 GROWTH FUND                 PORTFOLIO                STOCK PORTFOLIO
   -------------------------   --------------------------  -------------------------   -------------------------
       2002          2001          2002          2001          2002          2001          2002          2001
   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
   $        (2)  $        (4)  $        (2)  $        15   $    64,595   $    57,314   $    25,140   $    10,104
            90            --          (464)       (3,154)     (395,222)       (6,522)     (157,689)      318,719

          (145)           44           339         1,000       115,475      (218,338)     (749,478)     (197,112)
   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

           (57)           40          (127)       (2,139)     (215,152)     (167,546)     (882,027)      131,711
   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

        (1,086)           --            --        11,257       600,271       902,527     2,233,361     1,203,461

            --            --            --         1,534     3,049,108     6,061,941     7,187,530     9,365,805
            --            --            --            --            --            --            --            --
            --            --          (623)         (357)     (748,343)   (1,257,307)   (1,040,097)     (145,851)

            --            --            --       (17,993)   (4,849,084)   (3,367,092)   (5,177,761)   (6,716,443)
            --            --            --            --            --            --            --            --
            --            --            --            --            --            --        (2,819)           --
   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

        (1,086)           --          (623)       (5,559)   (1,948,048)    2,340,069     3,200,214     3,706,972
   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

        (1,143)           40          (750)       (7,698)   (2,163,200)    2,172,523     2,318,187     3,838,683

         1,143         1,103           750         8,448     2,957,936       785,413     4,325,312       486,629
   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
   $        --   $     1,143   $        --   $       750   $   794,736   $ 2,957,936   $ 6,643,499   $ 4,325,312
   ===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========

                        See Notes to Financial Statements

                                      -35-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                               DISCIPLINED SMALL CAP                                     JURIKA & VOYLES CORE
                                                  STOCK PORTFOLIO          EQUITY INCOME PORTFOLIO         EQUITY PORTFOLIO
                                             -------------------------   ---------------------------   -------------------------
                                                 2002         2001           2002           2001           2002         2001
                                             -----------  ------------   ------------   ------------   -----------  ------------
OPERATIONS:
  Net investment income (loss) ............  $        --  $       (139)  $    146,928   $     87,436   $        --  $          8
  Realized gain (loss) ....................           --      (176,393)    (1,007,128)        13,528            --          (114)
  Change in unrealized gain (loss)
    on investments ........................           --           (68)    (2,316,072)      (508,162)           --           (90)
                                             -----------  ------------   ------------   ------------   -----------  ------------

    Net increase (decrease) in net assets
      resulting from operations ...........           --      (176,600)    (3,176,272)      (407,198)           --          (196)
                                             -----------  ------------   ------------   ------------   -----------  ------------

UNIT TRANSACTIONS:
  Participant purchase payments ...........           --       862,159      8,760,386      7,060,405            --          (931)
  Participant transfers from other
    funding options .......................           --     1,201,867     15,901,761      5,790,763            --            --
  Growth rate intra-fund transfers in .....           --            --      5,307,745             --            --            --
  Contract surrenders .....................           --       (13,935)    (1,179,806)      (972,975)           --            --
  Participant transfers to other
    funding options .......................           --    (1,874,526)   (13,763,859)    (4,287,800)           --            --
  Growth rate intra-fund transfers out ....           --            --     (5,307,744)            --            --            --
  Other payments to participants ..........           --            --         (6,707)        (6,429)           --            --
                                             -----------  ------------   ------------   ------------   -----------  ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ....           --       175,565      9,711,776      7,583,964            --          (931)
                                             -----------  ------------   ------------   ------------   -----------  ------------

      Net increase (decrease) in net assets           --        (1,035)     6,535,504      7,176,766            --        (1,127)

NET ASSETS:
    Beginning of year .....................           --         1,035     11,366,589      4,189,823            --         1,127
                                             -----------  ------------   ------------   ------------   -----------  ------------
    End of year ...........................  $        --  $         --   $ 17,902,093   $ 11,366,589   $        --  $         --
                                             ===========  ============   ============   ============   ===========  ============

                        See Notes to Financial Statements

                                      -36-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                     LAZARD INTERNATIONAL             MFS EMERGING                  MFS MID CAP
        LARGE CAP PORTFOLIO            STOCK PORTFOLIO              GROWTH PORTFOLIO              GROWTH PORTFOLIO
   ---------------------------   ---------------------------   ---------------------------   ---------------------------
       2002           2001           2002           2001           2002           2001           2002           2001
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
   $     25,865   $     17,444   $    138,242   $    (16,181)  $    (40,032)  $    (47,959)  $    (12,927)  $     (7,820)
     (1,344,520)      (954,454)      (561,739)      (361,373)    (3,487,906)    (1,131,126)      (711,367)       (28,885)

     (1,995,897)      (717,512)      (698,273)    (1,676,657)    (1,407,240)    (4,413,131)    (1,844,125)      (468,189)
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

     (3,314,552)    (1,654,522)    (1,121,770)    (2,054,211)    (4,935,178)    (5,592,216)    (2,568,419)      (504,894)
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

      6,293,419      5,668,939      1,604,701      5,565,665      4,951,460      8,652,882      3,525,703      4,522,882

      3,744,350      4,693,987      2,170,462      2,653,543      3,251,642      7,862,694      4,499,681        889,201
      6,413,496             --      4,094,685             --      4,243,886             --      1,092,756             --
     (1,084,603)    (1,530,368)      (668,125)    (1,150,361)    (2,081,347)    (2,015,926)      (743,439)      (110,526)

     (3,832,858)    (4,276,028)    (1,994,834)    (3,930,487)    (4,451,417)    (8,495,448)    (2,245,008)    (3,866,560)
     (6,413,494)            --     (4,094,685)            --     (4,243,885)            --     (1,092,756)            --
         (2,055)        (5,781)          (666)        (5,329)        (1,853)        (8,015)            --             --
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

      5,118,255      4,550,749      1,111,538      3,133,031      1,668,486      5,996,187      5,036,937      1,434,997
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

      1,803,703      2,896,227        (10,232)     1,078,820     (3,266,692)       403,971      2,468,518        930,103

     10,937,349      8,041,122      7,652,917      6,574,097     13,035,478     12,631,507      2,270,973      1,340,870
   ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
   $ 12,741,052   $ 10,937,349   $  7,642,685   $  7,652,917   $  9,768,786   $ 13,035,478   $  4,739,491   $  2,270,973
   ============   ============   ============   ============   ============   ============   ============   ============

                        See Notes to Financial Statements

                                      -37-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                                         SOCIAL AWARENESS
                                               MFS RESEARCH PORTFOLIO       MFS VALUE PORTFOLIO           STOCK PORTFOLIO
                                             -------------------------   -------------------------   -------------------------
                                                 2002          2001          2002          2001          2002          2001
                                             -----------   -----------   -----------   -----------   -----------   -----------
OPERATIONS:
  Net investment income (loss) ............  $     4,272   $    (1,304)  $        (2)  $         4   $     3,742   $     1,126
  Realized gain (loss) ....................     (114,457)       (3,532)          128             9      (167,239)      (20,626)
  Change in unrealized gain (loss)
    on investments ........................      (84,566)     (114,382)         (140)           (7)      (69,474)      (30,420)
                                             -----------   -----------   -----------   -----------   -----------   -----------

    Net increase (decrease) in net assets
      resulting from operations ...........     (194,751)     (119,218)          (14)            6      (232,971)      (49,920)
                                             -----------   -----------   -----------   -----------   -----------   -----------

UNIT TRANSACTIONS:
  Participant purchase payments ...........      204,591       281,170        (1,154)           --       440,524       221,364
  Participant transfers from other
    funding options .......................      767,640       111,432            --            --     1,024,929       738,997
  Growth rate intra-fund transfers in .....           --            --            --            --            --            --
  Contract surrenders .....................     (286,284)      (21,044)           --            --      (227,898)       (8,826)
  Participant transfers to other
    funding options .......................     (128,905)     (103,021)           --            --      (766,367)     (496,335)
  Growth rate intra-fund transfers out ....           --            --            --            --            --            --
  Other payments to participants ..........           --            --            --            --        (1,270)           --
                                             -----------   -----------   -----------   -----------   -----------   -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ....      557,042       268,537        (1,154)           --       469,918       455,200
                                             -----------   -----------   -----------   -----------   -----------   -----------

      Net increase (decrease) in net assets      362,291       149,319        (1,168)            6       236,947       405,280

NET ASSETS:
    Beginning of year .....................      489,112       339,793         1,168         1,162       405,280            --
                                             -----------   -----------   -----------   -----------   -----------   -----------
    End of year ...........................  $   851,403   $   489,112   $        --   $     1,168   $   642,227   $   405,280
                                             ===========   ===========   ===========   ===========   ===========   ===========

                        See Notes to Financial Statements

                                      -38-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

        STRATEGIC STOCK              TRAVELERS QUALITY             U.S. GOVERNMENT
           PORTFOLIO                  BOND PORTFOLIO             SECURITIES PORTFOLIO          UTILITIES PORTFOLIO
   -------------------------   ---------------------------   ---------------------------   ---------------------------
       2002          2001           2002           2001           2002          2001           2002           2001
   -----------  ------------   ------------   ------------   ------------   ------------   ------------   ------------
   $        --  $         16   $  1,613,964   $    370,621   $  1,143,318   $    150,521   $        (65)  $      7,647
            --          (486)       289,281         10,749        266,499        261,091       (149,465)        33,361

            --          (111)      (741,151)      (182,500)       220,670       (268,432)       142,720       (168,358)
   -----------  ------------   ------------   ------------   ------------   ------------   ------------   ------------

            --          (581)     1,162,094        198,870      1,630,487        143,180         (6,810)      (127,350)
   -----------  ------------   ------------   ------------   ------------   ------------   ------------   ------------

            --        19,270     10,003,377      4,457,752      9,554,659      4,830,963            321        617,996

            --        14,052     13,073,836     16,421,509     14,312,979      9,097,535             --        401,555
            --            --      9,024,754             --      5,724,487             --             --             --
            --            (8)    (1,920,538)      (552,128)    (2,202,882)      (290,033)        (2,699)       (26,438)

            --       (33,884)   (14,167,021)    (2,565,634)    (6,546,311)   (12,302,445)      (579,670)      (533,406)
            --            --     (9,024,753)            --     (5,724,486)            --             --             --
            --            --             --        (14,706)            --             --             --             --
   -----------  ------------   ------------   ------------   ------------   ------------   ------------   ------------

            --          (570)     6,989,655     17,746,793     15,118,446      1,336,020       (582,048)       459,707
   -----------  ------------   ------------   ------------   ------------   ------------   ------------   ------------

            --        (1,151)     8,151,749     17,945,663     16,748,933      1,479,200       (588,858)       332,357

            --         1,151     17,945,663             --      7,215,585      5,736,385        588,858        256,501
   -----------  ------------   ------------   ------------   ------------   ------------   ------------   ------------
   $        --  $         --   $ 26,097,412   $ 17,945,663   $ 23,964,518   $  7,215,585   $         --   $    588,858
   ===========  ============   ============   ============   ============   ============   ============   ============

                        See Notes to Financial Statements

                                      -39-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                    AIM CAPITAL                ALLIANCE GROWTH               MFS TOTAL RETURN
                                               APPRECIATION PORTFOLIO             PORTFOLIO                     PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2002           2001           2002           2001           2002           2001
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ............ $    (23,181)  $    (21,427)  $     23,939   $    (20,954)  $    874,470   $    189,951
  Realized gain (loss) ....................   (1,110,885)       268,604     (2,551,134)      (164,163)       235,414        259,010
  Change in unrealized gain (loss)
    on investments ........................     (546,329)    (1,760,001)    (1,362,191)    (1,308,934)    (2,058,584)      (371,283)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from operations ...........   (1,680,395)    (1,512,824)    (3,889,386)    (1,494,051)      (948,700)        77,678
                                            ------------   ------------   ------------   ------------   ------------   ------------

UNIT TRANSACTIONS:
  Participant purchase payments ...........    2,553,512      4,807,790      3,319,706      5,919,044      8,617,516      5,412,022
  Participant transfers from other
    funding options .......................    1,620,890      2,901,662      4,138,827      6,473,200      4,564,455      5,124,493
  Growth rate intra-fund transfers in .....    3,262,180             --      4,285,249             --      7,655,828             --
  Contract surrenders .....................   (1,170,245)      (785,969)    (1,055,620)    (1,965,798)    (2,463,556)      (958,049)
  Participant transfers to other
    funding options .......................   (2,177,134)    (2,243,921)    (5,621,303)    (7,985,288)    (3,605,780)    (2,745,054)
  Growth rate intra-fund transfers out ....   (3,262,180)            --     (4,285,250)            --     (7,655,828)            --
  Other payments to participants ..........           --         (5,431)            --         (7,489)            --         (5,521)
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net assets
      resulting from unit transactions ....      827,023      4,674,131        781,609      2,433,669      7,112,635      6,827,891
                                            ------------   ------------   ------------   ------------   ------------   ------------

      Net increase (decrease) in net assets     (853,372)     3,161,307     (3,107,777)       939,618      6,163,935      6,905,569

NET ASSETS:
    Beginning of year .....................    7,038,795      3,877,488     10,713,762      9,774,144     10,490,486      3,584,917
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ........................... $  6,185,423   $  7,038,795   $  7,605,985   $ 10,713,762   $ 16,654,421   $ 10,490,486
                                            ============   ============   ============   ============   ============   ============

                        See Notes to Financial Statements

                                      -40-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

       PUTNAM DIVERSIFIED         SMITH BARNEY AGGRESSIVE    SMITH BARNEY INTERNATIONAL         SMITH BARNEY LARGE
        INCOME PORTFOLIO             GROWTH PORTFOLIO         ALL CAP GROWTH PORTFOLIO    CAPITALIZATION GROWTH PORTFOLIO
   -------------------------    --------------------------   -------------------------    -------------------------------
       2002          2001           2002           2001          2002          2001             2002          2001
   -----------   -----------    -----------   ------------   -----------   -----------      -----------   -----------
   $      (555)  $    31,516    $    (1,060)  $         --   $     8,247   $    (9,318)     $       969   $    (3,639)
       (14,145)       (1,828)       (48,944)            --      (578,664)     (403,234)        (276,738)      (92,600)

        20,221       (13,587)       (56,637)            --        35,081      (449,627)        (127,648)      (49,742)
   -----------   -----------    -----------   ------------   -----------   -----------      -----------   -----------

         5,521        16,101       (106,641)            --      (535,336)     (862,179)        (403,417)     (145,981)
   -----------   -----------    -----------   ------------   -----------   -----------      -----------   -----------

        26,996        26,998        590,170             --       702,055     1,261,782        1,259,940       598,377

            --       110,329        563,777             --       104,031       853,314        1,580,951       621,996
            --            --             --             --            --            --               --            --
       (37,469)      (56,887)      (289,135)            --      (426,352)     (342,920)        (949,587)      (51,565)

      (437,798)      (66,447)      (381,743)            --      (583,598)     (720,002)      (1,051,410)     (645,029)
            --            --             --             --            --            --               --            --
            --            --             --             --            --            --               --            --
   -----------   -----------    -----------   ------------   -----------   -----------      -----------   -----------

      (448,271)       13,993        483,069             --      (203,864)    1,052,174          839,894       523,779
   -----------   -----------    -----------   ------------   -----------   -----------      -----------   -----------

      (442,750)       30,094        376,428             --      (739,200)      189,995          436,477       377,798

       442,750       412,656             --             --     1,923,721     1,733,726        1,103,579       725,781
   -----------   -----------    -----------   ------------   -----------   -----------      -----------   -----------
   $        --   $   442,750    $   376,428   $         --   $ 1,184,521   $ 1,923,721      $ 1,540,056   $ 1,103,579
   ===========   ===========    ===========   ============   ===========   ===========      ===========   ===========

                        See Notes to Financial Statements

                                      -41-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                     VAN KAMPEN          ASSET MANAGER PORTFOLIO -   CONTRAFUND(R) PORTFOLIO -
                                                ENTERPRISE PORTFOLIO           INITIAL CLASS              SERVICE CLASS 2
                                             -------------------------   -------------------------   -------------------------
                                                 2002          2001          2002          2001          2002          2001
                                             -----------   -----------   -----------   -----------   -----------   -----------
OPERATIONS:
  Net investment income (loss) ............  $     8,369   $    (4,004)  $    93,879   $    61,894   $       199   $     1,139
  Realized gain (loss) ....................     (197,063)       36,653      (420,797)      (66,208)      (94,190)       (4,616)
  Change in unrealized gain (loss)
    on investments ........................     (344,056)     (208,231)      (59,137)      (88,687)     (125,936)      (17,189)
                                             -----------   -----------   -----------   -----------   -----------   -----------

    Net increase (decrease) in net assets
      resulting from operations ...........     (532,750)     (175,582)     (386,055)      (93,001)     (219,927)      (20,666)
                                             -----------   -----------   -----------   -----------   -----------   -----------

UNIT TRANSACTIONS:
  Participant purchase payments ...........    1,088,792       507,373     1,596,770     1,236,090     1,294,118       336,449
  Participant transfers from other
    funding options .......................      224,109     2,016,411       996,900       387,980     1,992,364       344,315
  Growth rate intra-fund transfers in .....           --            --            --            --            --            --
  Contract surrenders .....................     (309,463)      (46,696)     (251,154)     (517,722)      (60,006)      (12,005)
  Participant transfers to other
    funding options .......................     (687,146)   (1,245,653)   (2,255,441)     (504,645)   (1,491,887)     (490,913)
  Growth rate intra-fund transfers out ....           --            --            --            --            --            --
  Other payments to participants ..........       (1,903)           --            --            --        (1,346)           --
                                             -----------   -----------   -----------   -----------   -----------   -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ....      314,389     1,231,435        87,075       601,703     1,733,243       177,846
                                             -----------   -----------   -----------   -----------   -----------   -----------

      Net increase (decrease) in net assets     (218,361)    1,055,853      (298,980)      508,702     1,513,316       157,180

NET ASSETS:
    Beginning of year .....................    1,594,217       538,364     2,382,003     1,873,301       429,663       272,483
                                             -----------   -----------   -----------   -----------   -----------   -----------
    End of year ...........................  $ 1,375,856   $ 1,594,217   $ 2,083,023   $ 2,382,003   $ 1,942,979   $   429,663
                                             ===========   ===========   ===========   ===========   ===========   ===========

                        See Notes to Financial Statements

                                      -42-

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

         MID CAP PORTFOLIO -
            SERVICE CLASS 2                     COMBINED
   ------------------------------    ------------------------------
        2002             2001             2002              2001
   -------------    -------------    -------------    -------------
   $        (747)   $          (3)   $   9,883,179    $   4,406,736
         (27,024)              --      (25,541,052)     (10,022,912)

         (53,674)             781      (36,533,200)     (19,154,253)
   -------------    -------------    -------------    -------------

         (81,445)             778      (52,191,073)     (24,770,429)
   -------------    -------------    -------------    -------------

         804,437           11,241      279,443,169      215,192,147

         886,724            7,518      311,602,723      216,331,804
              --               --      108,978,797               --
        (275,720)            (180)     (59,261,038)     (32,100,062)

        (419,106)              --     (319,397,707)    (216,333,641)
              --               --     (108,978,792)              --
          (1,306)              --         (108,725)        (107,040)
   -------------    -------------    -------------    -------------

         995,029           18,579      212,278,427      182,983,208
   -------------    -------------    -------------    -------------

         913,584           19,357      160,087,354      158,212,779

          19,357               --      315,951,555      157,738,776
   -------------    -------------    -------------    -------------
   $     932,941    $      19,357    $ 476,038,909    $ 315,951,555
   =============    =============    =============    =============

                        See Notes to Financial Statements

                                      -43-

                          NOTES TO FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES

The Travelers Fund UL III for Variable Life Insurance ("Fund UL III") is a
separate account of The Travelers Insurance Company ("The Company"), an indirect wholly owned subsidiary of Citigroup Inc., and is available for funding certain variable life insurance contracts issued by The Company. Fund UL III is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. Fund UL III is comprised of the Travelers Corporate Owned
Variable Universal Life Insurance, Travelers Corporate Benefit Life, Travelers
Corporate Owned Variable Life Insurance 2000 and the Travelers Corporate Owned
Variable Life Insurance III products.

Participant premium payments applied to Fund UL III are invested in one or more sub-accounts in accordance with the selection made by the owner. As of December
31, 2002, the investments comprising Fund UL III were:

     Capital Appreciation Fund, Massachusetts business trust, Affiliate of The
       Company
     Dreyfus Stock Index Fund, Maryland business trust
     High Yield Bond Trust, Massachusetts business trust, Affiliate of The
       Company
     Money Market Portfolio, Massachusetts business trust, Affiliate of The
       Company
     Alliance Variable Product Series Fund, Inc., Maryland business trust
         Growth & Income Portfolio - Class B *
         Premier Growth Portfolio - Class B
     American Century Variable Products, Inc. (Formerly American Century
       Variable Portfolios, Inc.), Massachusetts business trust
         VP Ultra Fund (Formerly American Century Ultra Fund)
     American Funds Insurance Series (Formerly American Variable Insurance
       Series), Massachusetts business trust
         Growth Fund - Class 2
         Growth-Income Fund - Class 2
     Credit Suisse Trust (Formerly Credit Suisse Warburg Pincus Trust),
       Massachusetts business trust
         Credit Suisse Emerging Markets Portfolio (Formerly Credit Suisse Trust
           Emerging Markets Portfolio)
     Delaware VIP Trust (Formerly Delaware Group Premium Fund), Maryland
       business trust
         VIP REIT Series - Standard Class (Formerly REIT Series)
     Deutsche Asset Management VIT Funds, Massachusetts business trust
         EAFE(R) Equity Index Fund
         Small Cap Index Fund
     Dreyfus Variable Investment Fund, Maryland business trust
         Appreciation Portfolio - Initial Shares (formerly Appreciation
           Portfolio)
         Small Cap Portfolio - Initial Shares (formerly Small Cap Portfolio)
     Franklin Templeton Variable Insurance Products Trust, Massachusetts
       business trust
         Franklin Small Cap Fund - Class 2
         Templeton Foreign Securities Fund - Class 2*
     Greenwich Street Series Fund, Massachusetts business trust, Affiliate of
       The Company
         Equity Index Portfolio - Class I Shares
         Fundamental Value Portfolio
     Janus Aspen Series, Delaware business trust
         Balanced Portfolio - Service Shares
         Global Technology Portfolio - Service Shares
         Worldwide Growth Portfolio - Service Shares
     PIMCO Variable Insurance Trust, Massachusetts business trust
         Total Return Portfolio - Administrative Class (Formerly Total Return
           Bond Portfolio)
     Pioneer Variable Contracts Trust, Massachusetts business trust
         Pioneer Mid-Cap Value VCT Portfolio - Class II Shares *
     Putnam Variable Trust, Massachusetts business trust
         Putnam VT International Growth Fund - Class IB Shares
         Putnam VT Small Cap Value Fund - Class IB Shares
         Putnam VT Voyager II Fund - Class IB Shares

                                      -44-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Salomon Brothers Variable Series Fund Inc., Maryland business trust,
       Affiliate of The Company
         Capital Fund - Class I (Formerly Capital Fund)
         Investors Fund - Class I (Formerly Investors Fund)
         Strategic Bond Fund - Class I (Formerly Strategic Bond Fund)
         Total Return Fund - Class I (Formerly Total Return Fund)
     The Travelers Series Trust, Massachusetts business trust, Affiliate of The
       Company
         Convertible Securities Portfolio (Formerly Convertible Bond Portfolio)
         Disciplined Mid Cap Stock Portfolio
         Equity Income Portfolio
         Large Cap Portfolio
         Lazard International Stock Portfolio
         MFS Emerging Growth Portfolio
         MFS Mid Cap Growth Portfolio
         MFS Research Portfolio
         Social Awareness Stock Portfolio
         Travelers Quality Bond Portfolio
         U.S. Government Securities Portfolio
     Travelers Series Fund Inc., Maryland business trust, Affiliate of The
       Company
         AIM Capital Appreciation Portfolio
         Alliance Growth Portfolio
         MFS Total Return Portfolio
         Smith Barney Aggressive Growth Portfolio
         Smith Barney International All Cap Growth Portfolio
         Smith Barney Large Capitalization Growth Portfolio
         Van Kampen Enterprise Portfolio
     Variable Insurance Products Fund II, Massachusetts business trust
         Asset Manager Portfolio - Initial Class
         Contrafund(R) Portfolio - Service Class 2
     Variable Insurance Products Fund III, Massachusetts business trust
         Mid Cap Portfolio - Service Class 2

     * No assets for the period

Not all funds may be available in all states or to all contract owners

On June 26, 2002,  AIM Capital  Appreciation  Portfolio of the Travelers  Series
Fund Inc. was substituted for each of the following:  MFS Value Portfolio of the
Travelers Series Trust,  Montgomery  Variable Series:  Growth Fund of Montgomery
Funds III, Equity Portfolio of the OCC  Accumulation  Trust and Strong Multi Cap
Value Fund II of the Strong Variable  Insurance Funds Inc.,  which are no longer available as funding options in this Separate Account.

On June  26,  2002,  Total  Return  Portfolio  -  Administrative  Class of PIMCO
Variable  Insurance  Trust was  substituted  in place of  Diversified  Strategic
Income  Portfolio  of the  Greenwich  Street  Series  Fund,  which is no  longer available as a funding option in this Separate Account.

On June 26, 2002,  Equity  Income  Portfolio of the  Travelers  Series Trust was
substituted in place of Utilities Portfolio of the Travelers Series Trust, which is no longer available as a funding option in this Separate Account.

On August 30, 2002,  Travelers  Quality Bond  Portfolio of the Travelers  Series
Trust was substituted in place of CitiStreet  Diversified Bond Fund Class - I of the CitiStreet  Funds Inc.,  which is no longer available as a funding option in this Separate Account.

On August 30, 2002, Small Cap Portfolio - Initial Shares of the Dreyfus Variable
Investment Fund was substituted in place of VIP Small Cap Value - Standard Class
Series of the  Delaware  VIP Trust.,  which is no longer  available as a funding option in this Separate Account.

                                      -45-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On September 20, 2002,  U.S.  Government  Securities  Portfolio of the Travelers
Series Trust was substituted in place of Putnam  Diversified Income Portfolio of the Travelers Series Fund Inc., which is no longer available as a funding option in this Separate Account.

Effective April 27, 2001, the assets of Intermediate-Term  Bond Fund of American
Odyssey  Funds,  Inc. were  combined  with the assets of Long-Term  Bond Fund of
American Odyssey Funds, Inc. (currently the CitiStreet  Diversified Bond Fund of
CitiStreet  Funds,  Inc.).  At the effective  date,  Fund UL III held  1,221,042 shares of  Intermediate-Term  Bond Fund  having a market  value of  $12,148,370, which were exchanged for 1,105,402  shares of CitiStreet  Diversified  Bond Fund equal in value.

Effective  October 26, 2001, the assets of Disciplined Small Cap Stock Portfolio of The Travelers  Series Trust were  liquidated.  At the effective date, Fund UL
III held 30,502 shares of Disciplined  Small Cap Stock Portfolio having a market value of $267,801,  which were used to purchase  267,801  shares of Money Market
Portfolio equal in value.

The  following  is a summary of  significant  accounting  policies  consistently followed by Fund UL III in the preparation of its financial statements.

SECURITY  VALUATION.  Investments  are valued  daily at the net asset values per share of the underlying funds.

SECURITY  TRANSACTIONS.  Security  transactions  are  accounted for on the trade date. Income from dividends and realized gain (loss) distributions, are recorded on the ex-distribution date

FEDERAL  INCOME  TAXES.  The  operations of Fund UL III form a part of the total operations of The Company and are not taxed separately.  The company is taxed as a life  insurance  company  under the Internal  Revenue Code of 1986, as amended
(the "Code"). Under existing federal income tax law, no taxes are payable on the investment  income  of Fund UL III.  Fund UL III is not  taxed  as a  "regulated investment company" under Subchapter M of the Code.

FINANCIAL  HIGHLIGHTS.  In 2001,  Fund UL III adopted the  financial  highlights disclosure recommended by the American Institute of Certified Public Accountants
Audit Guide for Investment Companies ("AICPA Guide"). The AICPA Guide allows for the prospective application of this disclosure,  which will ultimately display a five year period. It is comprised of the units,  unit values,  investment income ratio,  expense  ratios  and total  returns  for each  sub-account.  Since  each sub-account offers multiple contract charges, certain information is provided in the form of a range.  The range  information may reflect varying time periods if assets did not exist with all contract charge options of the sub-account for the entire year.

OTHER.  The  preparation of financial  statements in conformity  with accounting
principles   generally  accepted  in  the  United  States  of  America  requires management to make estimates and assumptions that affect the reported amounts of assets and  liabilities  and disclosure of contingent  assets and liabilities at the date of the financial  statements  and the reported  amounts of revenues and expenses  during the reporting  period.  Actual  results could differ from those estimates.

2.    INVESTMENTS

The aggregate  costs of purchases and proceeds  from sales of  investments  were
$485,557,502  and  $261,893,320,  respectively,  for the year ended December 31,
2002. Realized gains and losses from investment  transactions are reported on an average cost basis.  The cost of investments in eligible funds was  $543,532,050 at December 31, 2002.  Gross  unrealized  appreciation  for all  investments  at
December  31,  2002  was  $1,288,663.  Gross  unrealized  depreciation  for  all investments at December 31, 2002 was $68,809,018.

                                      -46-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

3.    CONTRACT CHARGES

Insurance  charges are paid for the  mortality  and expense risks assumed by The
Company.  Each  business  day, The Company  deducts a mortality and expense risk charge,  which is reflected in the calculation of unit values. These charges are guaranteed  not to exceed,  on an annual basis,  0.75% in any contract year. For the Travelers  Corporate  Owned  Variable  Universal  Life Insurance this charge equals,  on an annual  basis,  0.45% for  policy  years 1-4  (contracts  in this category  are  identified  as Price 1 in Note 4);  0.25% for  policy  years 5-20
(contracts  in this  category  are  identified  as Price 2 in Note 4); and 0.05%
thereafter  (contracts in this category are identified as Price 3 in Note 4), of the amounts  held in each  variable  funding  option.  For  Travelers  Corporate
Benefit Life Variable  Universal Life Insurance  Policies this charge equals, on an annual  basis,  0.25% for policy years 1-6  (contracts  in this  category are identified as Price 2 in Note 4); 0.15% for policy years 7-25 (contracts in this category are identified as Price 6 in Note 4); and 0.05%  thereafter  (contracts in this  category are  identified  as Price 3 in Note 4), of the amounts held in each  variable  funding  option.  For the  Travelers  Corporate  Owned  Variable
Universal Life Insurance  2000 and Travelers  Life and Annuity  Corporate  Owned
Variable  Universal Life  Insurance III this charge equals,  on an annual basis,
0.20% for policy years 1-25  (contracts in this category are identified as Price
4 in Note 4); and 0.05% thereafter (contracts in this category are identified as
Price 3 in Note 4), of the amounts held in each variable funding option.

                                      -47-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.    NET CONTRACT OWNERS' EQUITY

                                                                            DECEMBER 31, 2002
                                                                -------------------------------------------
                                                                                  UNIT             NET
                                                                   UNITS          VALUE           ASSETS
                                                                ----------        ------        -----------
Capital Appreciation Fund
  Price 1 .............................................         10,121,690        $0.569        $ 5,763,992
  Price 2 .............................................            616,577         0.573            353,462
  Price 3 .............................................                 --         0.569                 --
  Price 4 .............................................         36,143,485         0.350         12,661,454
  Price 6 .............................................                 --         0.632                 --

Dreyfus Stock Index Fund
  Price 1 .............................................                 --         0.963                 --
  Price 2 .............................................                 --         0.964                 --
  Price 3 .............................................                 --         0.965                 --
  Price 4 .............................................          6,525,810         0.964          6,289,901
  Price 6 .............................................                 --         0.964                 --

High Yield Bond Trust
  Price 1 .............................................            761,482         1.157            881,042
  Price 2 .............................................          1,372,120         1.165          1,597,888
  Price 3 .............................................                 --         1.172                 --
  Price 4 .............................................         11,965,546         1.154         13,807,930
  Price 6 .............................................                 --         1.055                 --

Money Market Portfolio
  Price 1 .............................................         20,210,734         1.120         22,627,238
  Price 2 .............................................          1,751,066         1.127          1,973,480
  Price 3 .............................................                 --         1.134                 --
  Price 4 .............................................         80,646,620         1.097         88,456,366
  Price 6 .............................................          4,125,818         1.027          4,238,037

Alliance Variable Product Series Fund, Inc.
  Premier Growth Portfolio - Class B
    Price 1 ...........................................            145,616         0.602             87,696
    Price 2 ...........................................                 --         0.604                 --
    Price 3 ...........................................                 --         0.606                 --
    Price 4 ...........................................         10,294,523         0.605          6,225,841
    Price 6 ...........................................                 --         0.617                 --

                                      -48-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.    NET CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                            DECEMBER 31, 2002
                                                                -------------------------------------------
                                                                                  UNIT             NET
                                                                   UNITS          VALUE           ASSETS
                                                                ----------        ------        -----------
American Century Variable Products, Inc.
  VP Ultra Fund
    Price 1 ...........................................                 --        $0.723        $        --
    Price 2 ...........................................                 --         0.726                 --
    Price 3 ...........................................                 --         0.728                 --
    Price 4 ...........................................          4,696,560         0.726          3,411,147
    Price 6 ...........................................                 --         0.727                 --

American Funds Insurance Series
  Growth Fund - Class 2
    Price 1 ...........................................             22,871         0.751             17,182
    Price 2 ...........................................                 --         0.753                 --
    Price 3 ...........................................                 --         0.754                 --
    Price 4 ...........................................                 --         0.753                 --
    Price 5 ...........................................                 --         0.754                 --
    Price 6 ...........................................                 --         0.754                 --
    Price 7 ...........................................                 --         0.752                 --
    Price 8 ...........................................                 --         0.750                 --
  Growth-Income Fund - Class 2
    Price 1 ...........................................             21,094         0.822             17,342
    Price 2 ...........................................            934,804         0.824            770,126
    Price 3 ...........................................                 --         0.826                 --
    Price 4 ...........................................            896,966         0.824            739,342
    Price 6 ...........................................                 --         0.825                 --

Credit Suisse Trust
  Credit Suisse Emerging Markets Portfolio
    Price 1 ...........................................            620,325         0.695            431,372
    Price 2 ...........................................              2,379         0.700              1,665
    Price 3 ...........................................                 --         0.704                 --
    Price 4 ...........................................          3,962,805         0.508          2,014,779
    Price 6 ...........................................                 --         0.777                 --

Delaware VIP Trust
  VIP REIT Series - Standard Class
    Price 1 ...........................................            178,051         1.452            258,544
    Price 2 ...........................................             48,456         1.461             70,774
    Price 3 ...........................................                 --         1.469                 --
    Price 4 ...........................................          4,417,901         1.473          6,507,292
    Price 6 ...........................................                 --         1.103                 --

                                      -49-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.    NET CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                            DECEMBER 31, 2002
                                                                -------------------------------------------
                                                                                  UNIT             NET
                                                                   UNITS          VALUE           ASSETS
                                                                ----------        ------        -----------
Deutsche Asset Management VIT Funds
  EAFE(R) Equity Index Fund
    Price 1 ...........................................          1,882,209        $0.550        $ 1,035,590
    Price 2 ...........................................                 --         0.554                 --
    Price 3 ...........................................                 --         0.557                 --
    Price 4 ...........................................         10,284,253         0.493          5,070,470
    Price 6 ...........................................            558,265         0.681            380,440
  Small Cap Index Fund
    Price 1 ...........................................            611,687         0.916            560,549
    Price 2 ...........................................            868,601         0.922            801,173
    Price 3 ...........................................                 --         0.928                 --
    Price 4 ...........................................          9,151,142         0.683          6,246,700
    Price 6 ...........................................                 --         0.770                 --

Dreyfus Variable Investment Fund
  Appreciation Portfolio - Initial Shares
    Price 1 ...........................................          1,894,931         0.770          1,458,352
    Price 2 ...........................................                 --         0.775                 --
    Price 3 ...........................................                 --         0.780                 --
    Price 4 ...........................................          4,134,317         0.741          3,064,539
    Price 6 ...........................................                 --         0.779                 --
  Small Cap Portfolio - Initial Shares
    Price 1 ...........................................            708,738         0.963            682,541
    Price 2 ...........................................            385,163         0.969            373,397
    Price 3 ...........................................                 --         0.976                 --
    Price 4 ...........................................          8,013,778         0.736          5,895,151
    Price 6 ...........................................            842,894         0.787            663,533

Franklin Templeton Variable Insurance Products Trust
  Franklin Small Cap Fund - Class 2
    Price 1 ...........................................             28,085         0.502             14,088
    Price 2 ...........................................             59,469         0.504             29,990
    Price 3 ...........................................                 --         0.507                 --
    Price 4 ...........................................          7,828,177         0.505          3,952,897
    Price 6 ...........................................            698,636         0.668            466,527

                                      -50-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.    NET CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                            DECEMBER 31, 2002
                                                                -------------------------------------------
                                                                                  UNIT             NET
                                                                   UNITS          VALUE           ASSETS
                                                                ----------        ------        -----------
Greenwich Street Series Fund
  Equity Index Portfolio - Class I Shares
    Price 1 ...........................................          8,528,304        $0.671        $ 5,725,433
    Price 2 ...........................................          1,318,235         0.676            890,862
    Price 3 ...........................................                 --         0.680                 --
    Price 4 ...........................................         54,465,976         0.595         32,385,950
    Price 6 ...........................................          4,579,399         0.716          3,276,521
  Fundamental Value Portfolio
    Price 1 ...........................................             33,381         0.922             30,783
    Price 2 ...........................................            801,942         0.925            741,414
    Price 3 ...........................................                 --         0.927                 --
    Price 4 ...........................................            601,560         0.925            556,504
    Price 6 ...........................................                 --         0.926                 --

Janus Aspen Series
  Balanced Portfolio - Service Shares
    Price 1 ...........................................            129,390         0.860            111,313
    Price 2 ...........................................                 --         0.865                 --
    Price 3 ...........................................                 --         0.869                 --
    Price 4 ...........................................          8,019,750         0.866          6,945,379
    Price 6 ...........................................                 --         0.907                 --
  Global Technology Portfolio - Service Shares
    Price 1 ...........................................              1,580         0.248                392
    Price 2 ...........................................                 --         0.249                 --
    Price 3 ...........................................                 --         0.251                 --
    Price 4 ...........................................            750,890         0.250            187,465
    Price 6 ...........................................                 --         0.464                 --
  Worldwide Growth Portfolio - Service Shares
    Price 1 ...........................................            688,416         0.458            314,996
    Price 2 ...........................................                 --         0.460                 --
    Price 3 ...........................................                 --         0.462                 --
    Price 4 ...........................................          9,483,293         0.461          4,368,389
    Price 6 ...........................................                 --         0.639                 --

                                      -51-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.    NET CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                            DECEMBER 31, 2002
                                                                -------------------------------------------
                                                                                  UNIT             NET
                                                                   UNITS          VALUE           ASSETS
                                                                ----------        ------        -----------
PIMCO Variable Insurance Trust
  Total Return Portfolio - Administrative Class
    Price 1 ...........................................          2,301,180        $1.153        $ 2,652,911
    Price 2 ...........................................            423,095         1.157            489,395
    Price 3 ...........................................                 --         1.161                 --
    Price 4 ...........................................         25,503,280         1.158         29,524,494
    Price 6 ...........................................          1,747,059         1.143          1,997,729

Putnam Variable Trust
  Putnam VT International Growth Fund - Class IB Shares
    Price 1 ...........................................              1,709         0.712              1,217
    Price 2 ...........................................                 --         0.715                 --
    Price 3 ...........................................                 --         0.717                 --
    Price 4 ...........................................          5,840,738         0.715          4,177,538
    Price 6 ...........................................                 --         0.744                 --
  Putnam VT Small Cap Value Fund - Class IB Shares
    Price 1 ...........................................          2,062,218         0.902          1,859,599
    Price 2 ...........................................            421,520         0.905            381,383
    Price 3 ...........................................                 --         0.908                 --
    Price 4 ...........................................          2,740,244         0.906          2,481,371
    Price 6 ...........................................                 --         0.847                 --
  Putnam VT Voyager II Fund - Class IB Shares
    Price 1 ...........................................                 --         0.579                 --
    Price 2 ...........................................                 --         0.581                 --
    Price 3 ...........................................                 --         0.583                 --
    Price 4 ...........................................             84,671         0.581             49,226
    Price 6 ...........................................                 --         0.577                 --

Salomon Brothers Variable Series Fund Inc.
  Capital Fund - Class I
    Price 1 ...........................................            709,484         0.986            699,201
    Price 2 ...........................................            354,269         0.992            351,344
    Price 3 ...........................................                 --         0.998                 --
    Price 4 ...........................................          1,696,560         0.828          1,404,355
    Price 6 ...........................................                 --         0.710                 --

                                      -52-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.    NET CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                            DECEMBER 31, 2002
                                                                -------------------------------------------
                                                                                  UNIT             NET
                                                                   UNITS          VALUE           ASSETS
                                                                ----------        ------        -----------
Salomon Brothers Variable Series Fund Inc. (continued)
  Investors Fund - Class I
    Price 1 ...........................................          1,412,443        $0.901        $ 1,272,425
    Price 2 ...........................................            515,709         0.907            467,627
    Price 3 ...........................................                 --         0.901                 --
    Price 4 ...........................................          8,935,894         0.819          7,320,095
    Price 6 ...........................................          1,113,279         0.720            802,014
  Strategic Bond Fund - Class I
    Price 1 ...........................................          1,746,174         1.257          2,195,234
    Price 2 ...........................................                 --         1.266                 --
    Price 3 ...........................................                 --         1.274                 --
    Price 4 ...........................................            469,922         1.217            571,719
    Price 6 ...........................................                 --         1.121                 --
  Total Return Fund - Class I
    Price 1 ...........................................              1,000         0.992                992
    Price 2 ...........................................                 --         0.998                 --
    Price 3 ...........................................                 --         1.004                 --
    Price 4 ...........................................            238,054         0.984            234,275
    Price 6 ...........................................                 --         0.923                 --

The Travelers Series Trust
  Convertible Securities Portfolio
    Price 1 ...........................................            261,696         1.084            283,815
    Price 2 ...........................................                 --         1.091                 --
    Price 3 ...........................................                 --         1.098                 --
    Price 4 ...........................................            538,605         0.949            510,921
    Price 6 ...........................................                 --         0.895                 --
  Disciplined Mid Cap Stock Portfolio
    Price 1 ...........................................                379         1.056                400
    Price 2 ...........................................                 --         1.063                 --
    Price 3 ...........................................                 --         1.070                 --
    Price 4 ...........................................          7,868,889         0.844          6,643,099
    Price 6 ...........................................                 --         0.823                 --

                                      -53-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.    NET CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                            DECEMBER 31, 2002
                                                                -------------------------------------------
                                                                                  UNIT             NET
                                                                   UNITS          VALUE           ASSETS
                                                                ----------        ------        -----------
The Travelers Series Trust (continued)
  Equity Income Portfolio
    Price 1 ...........................................          3,277,885        $0.917        $ 3,005,733
    Price 2 ...........................................            804,749         0.923            742,751
    Price 3 ...........................................                 --         0.929                 --
    Price 4 ...........................................         16,603,143         0.852         14,153,609
    Price 6 ...........................................                 --         0.812                 --
  Large Cap Portfolio
    Price 1 ...........................................          1,596,752         0.646          1,031,372
    Price 2 ...........................................          1,411,528         0.650            917,671
    Price 3 ...........................................                 --         0.654                 --
    Price 4 ...........................................         21,585,709         0.500         10,792,009
    Price 6 ...........................................                 --         0.684                 --
  Lazard International Stock Portfolio
    Price 1 ...........................................          1,302,217         0.608            791,149
    Price 2 ...........................................          1,715,407         0.612          1,049,107
    Price 3 ...........................................                 --         0.616                 --
    Price 4 ...........................................          9,815,490         0.591          5,802,429
    Price 6 ...........................................                 --         0.734                 --
  MFS Emerging Growth Portfolio
    Price 1 ...........................................          2,498,735         0.505          1,260,584
    Price 2 ...........................................          1,741,258         0.508            884,291
    Price 3 ...........................................                 --         0.511                 --
    Price 4 ...........................................         27,058,894         0.282          7,623,911
    Price 6 ...........................................                 --         0.553                 --
  MFS Mid Cap Growth Portfolio
    Price 1 ...........................................          1,393,358         0.552            769,447
    Price 2 ...........................................             51,486         0.556             28,613
    Price 3 ...........................................                 --         0.559                 --
    Price 4 ...........................................         11,034,611         0.357          3,941,431
    Price 6 ...........................................                 --         0.407                 --

                                      -54-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.    NET CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                            DECEMBER 31, 2002
                                                                -------------------------------------------
                                                                                  UNIT             NET
                                                                   UNITS          VALUE           ASSETS
                                                                ----------        ------        -----------
The Travelers Series Trust  (continued)
  MFS Research Portfolio
    Price 1 ...........................................             48,769        $0.615        $    29,985
    Price 2 ...........................................                 --         0.619                 --
    Price 3 ...........................................                 --         0.623                 --
    Price 4 ...........................................          1,691,156         0.486            821,418
    Price 6 ...........................................                 --         0.651                 --
  Social Awareness Stock Portfolio
    Price 1 ...........................................                 --         0.648                 --
    Price 2 ...........................................                 --         0.651                 --
    Price 3 ...........................................                 --         0.655                 --
    Price 4 ...........................................          1,031,762         0.622            642,227
    Price 6 ...........................................                 --         0.671                 --
  Travelers Quality Bond Portfolio
    Price 1 ...........................................          3,326,754         1.084          3,605,075
    Price 2 ...........................................          2,153,480         1.087          2,341,474
    Price 3 ...........................................                 --         1.091                 --
    Price 4 ...........................................         18,517,721         1.088         20,150,863
    Price 6 ...........................................                 --         1.074                 --
  U.S. Government Securities Portfolio
    Price 1 ...........................................          3,034,741         1.333          4,045,577
    Price 2 ...........................................            117,826         1.341            158,063
    Price 3 ...........................................                 --         1.350                 --
    Price 4 ...........................................         14,836,729         1.332         19,760,878
    Price 6 ...........................................                 --         1.181                 --

Travelers Series Fund Inc.
  AIM Capital Appreciation Portfolio
    Price 1 ...........................................          1,026,752         0.696            715,126
    Price 2 ...........................................            862,938         0.701            604,965
    Price 3 ...........................................                 --         0.706                 --
    Price 4 ...........................................         11,399,288         0.427          4,865,332
    Price 6 ...........................................                 --         0.676                 --

                                      -55-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.    NET CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                            DECEMBER 31, 2002
                                                                -------------------------------------------
                                                                                  UNIT             NET
                                                                   UNITS          VALUE           ASSETS
                                                                ----------        ------        -----------
Travelers Series Fund Inc. (continued)
  Alliance Growth Portfolio
    Price 1 ...........................................          2,012,690        $0.587        $ 1,181,927
    Price 2 ...........................................          2,882,833         0.591          1,703,920
    Price 3 ...........................................                 --         0.595                 --
    Price 4 ...........................................          9,277,529         0.442          4,096,939
    Price 6 ...........................................          1,096,682         0.568            623,199
  MFS Total Return Portfolio
    Price 1 ...........................................          1,463,522         1.121          1,641,276
    Price 2 ...........................................          1,237,193         1.129          1,396,533
    Price 3 ...........................................                 --         1.136                 --
    Price 4 ...........................................         11,208,222         1.108         12,416,591
    Price 6 ...........................................          1,291,749         0.929          1,200,021
  Smith Barney Aggressive Growth Portfolio
    Price 1 ...........................................             36,379         0.816             29,699
    Price 2 ...........................................                 --         0.818                 --
    Price 3 ...........................................                 --         0.821                 --
    Price 4 ...........................................            423,369         0.819            346,729
    Price 6 ...........................................                 --         0.820                 --
  Smith Barney International All Cap Growth Portfolio
    Price 1 ...........................................          2,200,192         0.504          1,107,921
    Price 2 ...........................................                 --         0.507                 --
    Price 3 ...........................................                 --         0.510                 --
    Price 4 ...........................................            199,425         0.384             76,600
    Price 6 ...........................................                 --         0.619                 --
  Smith Barney Large Capitalization Growth Portfolio
    Price 1 ...........................................             76,638         0.669             51,275
    Price 2 ...........................................            362,600         0.673            244,141
    Price 3 ...........................................                 --         0.678                 --
    Price 4 ...........................................          2,259,691         0.551          1,244,640
    Price 6 ...........................................                 --         0.699                 --

                                      -56-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.    NET CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                            DECEMBER 31, 2002
                                                                -------------------------------------------
                                                                                  UNIT             NET
                                                                   UNITS          VALUE           ASSETS
                                                                ----------        ------       ------------
Travelers Series Fund Inc. (continued)
  Van Kampen Enterprise Portfolio
    Price 1 ...........................................            638,713        $0.551       $    351,792
    Price 2 ...........................................                 --         0.554                 --
    Price 3 ...........................................                 --         0.558                 --
    Price 4 ...........................................          2,543,677         0.403          1,024,064
    Price 6 ...........................................                 --         0.656                 --

Variable Insurance Products Fund II
  Asset Manager Portfolio - Initial Class
    Price 1 ...........................................          1,784,361         0.881          1,571,164
    Price 2 ...........................................                 --         0.886                 --
    Price 3 ...........................................                 --         0.892                 --
    Price 4 ...........................................            630,591         0.812            511,859
    Price 6 ...........................................                 --         0.893                 --
  Contrafund(R) Portfolio - Service Class 2
    Price 1 ...........................................            112,553         0.728             81,932
    Price 2 ...........................................                 --         0.732                 --
    Price 3 ...........................................                 --         0.736                 --
    Price 4 ...........................................          2,539,616         0.733          1,861,047
    Price 6 ...........................................                 --         0.858                 --

Variable Insurance Products Fund III
  Mid Cap Portfolio - Service Class 2
    Price 1 ...........................................             52,165         0.930             48,526
    Price 2 ...........................................                 --         0.933                 --
    Price 3 ...........................................                 --         0.936                 --
    Price 4 ...........................................            946,780         0.934            884,415
    Price 6 ...........................................                 --         0.915                 --

Net Contract Owners' Equity ...........................                                        $476,038,909
                                                                                               ============

                                      -57-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

5.    STATEMENT OF INVESTMENTS                                         FOR THE YEAR ENDED DECEMBER 31, 2002
                                                              ---------------------------------------------------------
INVESTMENTS                                                      NO. OF         MARKET        COST OF        PROCEEDS
                                                                 SHARES         VALUE        PURCHASES      FROM SALES
                                                              ------------   ------------   ------------   ------------
CAPITAL APPRECIATION FUND (4.0%)
    Total (Cost $27,986,366) ..............................        423,152   $ 18,779,475   $ 12,861,387   $ 13,167,142
                                                              ------------   ------------   ------------   ------------

DREYFUS STOCK INDEX FUND (1.3%)
    Total (Cost $5,991,568) ...............................        279,931      6,290,039      6,051,372         65,413
                                                              ------------   ------------   ------------   ------------

HIGH YIELD BOND TRUST (3.4%)
    Total (Cost $17,827,894) ..............................      2,008,290     16,287,233     17,716,914      9,512,962
                                                              ------------   ------------   ------------   ------------

MONEY MARKET PORTFOLIO (24.6%)
    Total (Cost $117,259,115) .............................    117,259,115    117,259,115    121,846,889     89,863,735
                                                              ------------   ------------   ------------   ------------

ALLIANCE VARIABLE PRODUCT SERIES FUND, INC. (1.3%)
  Premier Growth Portfolio - Class B
    Total (Cost $6,650,001) ...............................        365,162      6,313,649      8,039,460      1,275,686
                                                              ------------   ------------   ------------   ------------

AMERICAN CENTURY VARIABLE PRODUCTS, INC. (0.7%)
  VP Ultra Fund
    Total (Cost $4,408,184) ...............................        464,112      3,411,220      3,214,703      1,319,461
                                                              ------------   ------------   ------------   ------------

AMERICAN FUNDS INSURANCE SERIES (0.3%)
  Global Growth Fund - Class 2 (Cost $0) ..................             --             --          9,912         10,040
  Growth Fund - Class 2 (Cost $17,608) ....................            516         17,183         53,908         35,245
  Growth-Income Fund - Class 2 (Cost $1,844,213) ..........         59,829      1,526,847      1,871,059         23,357
                                                              ------------   ------------   ------------   ------------
    Total (Cost $1,861,821) ...............................         60,345      1,544,030      1,934,879         68,642
                                                              ------------   ------------   ------------   ------------

CITISTREET FUNDS, INC. (0.0%)
  CitiStreet Diversified Bond Fund - Class I
    Total (Cost $0) .......................................             --             --        405,888      2,937,347
                                                              ------------   ------------   ------------   ------------

CREDIT SUISSE TRUST (0.5%)
  Credit Suisse Emerging Markets Portfolio
    Total (Cost $2,976,132) ...............................        329,016      2,447,878      2,528,286        692,455
                                                              ------------   ------------   ------------   ------------

DELAWARE VIP TRUST (1.4%)
  VIP REIT Series - Standard Class (Cost $6,855,888) ......        582,843      6,836,748      7,927,980      3,236,749
  VIP Small Cap Value Series - Standard Class (Cost $0) ...             --             --        921,991      2,748,085
                                                              ------------   ------------   ------------   ------------
    Total (Cost $6,855,888) ...............................        582,843      6,836,748      8,849,971      5,984,834
                                                              ------------   ------------   ------------   ------------

DEUTSCHE ASSET MANAGEMENT VIT FUNDS (3.0%)
  EAFE(R)Equity Index Fund (Cost $8,253,211) ..............      1,002,576      6,486,665     10,855,347      8,607,749
  Small Cap Index Fund (Cost $9,230,995) ..................        900,426      7,608,599     13,478,571     11,337,088
                                                              ------------   ------------   ------------   ------------
    Total (Cost $17,484,206) ..............................      1,903,002     14,095,264     24,333,918     19,944,837
                                                              ------------   ------------   ------------   ------------

DREYFUS VARIABLE INVESTMENT FUND (2.6%)
  Appreciation Portfolio - Initial Shares (Cost $5,385,335)        157,159      4,523,029      3,361,970      1,209,109
  Small Cap Portfolio - Initial Shares (Cost $9,556,561) ..        268,127      7,614,802      6,432,676      2,887,735
                                                              ------------   ------------   ------------   ------------
    Total (Cost $14,941,896) ..............................        425,286     12,137,831      9,794,646      4,096,844
                                                              ------------   ------------   ------------   ------------

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (0.9%)
  Franklin Small Cap Fund - Class 2
    Total (Cost $5,453,393) ...............................        351,464      4,463,591      5,605,977      1,131,053
                                                              ------------   ------------   ------------   ------------

                                      -58-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

5.   STATEMENT OF INVESTMENTS (CONTINUED)                                           FOR THE YEAR ENDED DECEMBER 31, 2002
                                                                            -----------------------------------------------------
                                                                              NO. OF         MARKET       COST OF       PROCEEDS
                                                                              SHARES         VALUE       PURCHASES     FROM SALES
                                                                            -----------   -----------   -----------   -----------
GREENWICH STREET SERIES FUND (9.2%)
  Diversified Strategic Income Portfolio (Cost $0) ......................            --   $        --   $     9,391   $   603,906
  Equity Index Portfolio - Class I Shares (Cost $52,654,050) ............     1,974,769    42,279,810    53,163,929    20,595,993
  Fundamental Value Portfolio (Cost $1,458,010) .........................        91,259     1,328,726     2,030,419       487,023
                                                                            -----------   -----------   -----------   -----------
    Total (Cost $54,112,060) ............................................     2,066,028    43,608,536    55,203,739    21,686,922
                                                                            -----------   -----------   -----------   -----------

JANUS ASPEN SERIES (2.5%)
  Balanced Portfolio - Service Shares (Cost $7,414,282) .................       330,996     7,056,840     8,431,661     2,057,717
  Global Technology Portfolio - Service Shares (Cost $209,872) ..........        77,951       187,861     1,244,275     1,108,748
  Worldwide Growth Portfolio - Service Shares (Cost $5,851,212) .........       223,556     4,683,494     5,717,840     3,945,952
                                                                            -----------   -----------   -----------   -----------
    Total (Cost $13,475,366) ............................................       632,503    11,928,195    15,393,776     7,112,417
                                                                            -----------   -----------   -----------   -----------

OCC ACCUMULATION TRUST (0.0%)
  Equity Portfolio
    Total (Cost $0) .....................................................            --            --           627     1,321,029
                                                                            -----------   -----------   -----------   -----------

PIMCO VARIABLE INSURANCE TRUST (7.3%)
  Total Return Portfolio - Administrative Class
    Total (Cost $34,032,638) ............................................     3,388,593    34,665,302    39,192,077     8,622,020
                                                                            -----------   -----------   -----------   -----------

PUTNAM VARIABLE TRUST (1.9%)
  Putnam VT International Growth Fund - Class IB Shares (Cost $4,263,523)       413,745     4,178,829     4,965,471       677,127
  Putnam VT Small Cap Value Fund - Class IB Shares (Cost $5,586,789) ....       388,364     4,722,509     8,842,589     3,087,720
  Putnam VT Voyager II Fund - Class IB Shares (Cost $49,226) ............        14,065        49,226        49,226            --
                                                                            -----------   -----------   -----------   -----------
    Total (Cost $9,899,538) .............................................       816,174     8,950,564    13,857,286     3,764,847
                                                                            -----------   -----------   -----------   -----------

SALOMON BROTHERS VARIABLE SERIES FUND INC. (3.2%)
  Capital Fund - Class I (Cost $3,130,918) ..............................       218,026     2,454,974     2,454,516     1,136,093
  Investors Fund - Class I (Cost $12,105,465) ...........................     1,015,695     9,862,399     7,573,064     4,242,047
  Strategic Bond Fund - Class I (Cost $2,688,210) .......................       266,321     2,767,074     1,073,870       673,335
  Total Return Fund - Class I (Cost $237,795) ...........................        24,687       235,271       261,194        24,592
                                                                            -----------   -----------   -----------   -----------
    Total (Cost $18,162,388) ............................................     1,524,729    15,319,718    11,362,644     6,076,067
                                                                            -----------   -----------   -----------   -----------

STRONG VARIABLE INSURANCE FUNDS, INC. (0.0%)
  Strong Multi Cap Value Fund II
    Total (Cost $0) .....................................................            --            --            --         1,088
                                                                            -----------   -----------   -----------   -----------

THE MONTGOMERY FUNDS III (0.0%)
  Montgomery Variable Series: Growth Fund
    Total (Cost $0) .....................................................            --            --            --           625
                                                                            -----------   -----------   -----------   -----------

THE TRAVELERS SERIES TRUST (23.5%)
  Convertible Securities Portfolio (Cost $900,685) ......................        82,188       794,761     1,761,703     3,637,770
  Disciplined Mid Cap Stock Portfolio (Cost $7,580,693) .................       506,762     6,643,643     4,957,994     1,725,635
  Equity Income Portfolio (Cost $20,489,474) ............................     1,404,121    17,902,547    21,753,702    11,894,875
  Large Cap Portfolio (Cost $16,809,961) ................................     1,200,881    12,741,347     8,988,729     3,844,686
  Lazard International Stock Portfolio (Cost $10,401,733) ...............       966,229     7,642,874     3,036,501     1,786,789
  MFS Emerging Growth Portfolio (Cost $17,311,444) ......................     1,349,313     9,769,029     6,131,974     4,503,726
  MFS Mid Cap Growth Portfolio (Cost $7,186,244) ........................       944,145     4,739,608     6,569,513     1,545,461
  MFS Research Portfolio (Cost $1,095,872) ..............................       130,586       851,423       953,888       392,567
  MFS Value Portfolio (Cost $0) .........................................            --            --            --         1,156

                                      -59-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

5.   STATEMENT OF INVESTMENTS (CONTINUED)                                           FOR THE YEAR ENDED DECEMBER 31, 2002
                                                                            -----------------------------------------------------
                                                                              NO. OF         MARKET       COST OF      PROCEEDS
                                                                              SHARES         VALUE       PURCHASES    FROM SALES
                                                                            -----------  ------------  ------------  ------------
THE TRAVELERS SERIES TRUST  (CONTINUED)
  Social Awareness Stock Portfolio (Cost $742,134) ......................        35,740   $   642,240   $ 1,324,345   $   850,680
  Travelers Quality Bond Portfolio (Cost $27,021,717) ...................     2,366,098    26,098,066    16,074,696     7,128,198
  U.S. Government Securities Portfolio (Cost $23,686,451) ...............     1,823,829    23,965,116    20,611,813     4,204,888
  Utilities Portfolio (Cost $0) .........................................            --            --         1,095       583,230
                                                                            -----------  ------------  ------------  ------------
    Total (Cost $133,226,408) ...........................................    10,809,892   111,790,654    92,165,953    42,099,661
                                                                            -----------  ------------  ------------  ------------

TRAVELERS SERIES FUND INC. (7.3%)
  AIM Capital Appreciation Portfolio (Cost $8,875,664) ..................       795,061     6,185,574     3,435,334     2,631,584
  Alliance Growth Portfolio (Cost $11,740,288) ..........................       624,995     7,606,188     6,229,028     5,423,649
  MFS Total Return Portfolio (Cost $18,824,677) .........................     1,171,224    16,654,809    12,323,260     3,793,398
  Putnam Diversified Income Portfolio (Cost $0) .........................            --            --        26,998       475,840
  Smith Barney Aggressive Growth Portfolio (Cost $433,073) ..............        41,641       376,436       894,864       412,847
  Smith Barney International All Cap Growth Portfolio (Cost $1,879,237) .       134,764     1,184,575       793,374       989,008
  Smith Barney Large Capitalization Growth Portfolio (Cost $1,761,136) ..       158,120     1,540,085     2,252,968     1,412,111
  Van Kampen Enterprise Portfolio (Cost $2,055,511) .....................       150,866     1,375,895     1,051,635       728,882
                                                                            -----------  ------------  ------------  ------------
    Total (Cost $45,569,586) ............................................     3,076,671    34,923,562    27,007,461    15,867,319
                                                                            -----------  ------------  ------------  ------------

VARIABLE INSURANCE PRODUCTS FUND II (0.9%)
  Asset Manager Portfolio - Initial Class (Cost $2,285,935) .............       163,381     2,083,111     3,859,700     3,678,741
  Contrafund(R)Portfolio - Service Class 2 (Cost $2,085,814) ............       108,246     1,943,020     2,941,974     1,208,498
                                                                            -----------  ------------  ------------  ------------
    Total (Cost $4,371,749) .............................................       271,627     4,026,131     6,801,674     4,887,239
                                                                            -----------  ------------  ------------  ------------

VARIABLE INSURANCE PRODUCTS FUND III (0.2%)
  Mid Cap Portfolio - Service Class 2
    Total (Cost $985,853) ...............................................        53,649       932,960     1,387,975       393,675
                                                                            -----------  ------------  ------------  ------------

TOTAL INVESTMENTS (100%)
  (COST $543,532,050) ...................................................                $476,011,695  $485,557,502  $261,893,320
                                                                                         ============  ============  ============

                                      -60-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

6.    FINANCIAL HIGHLIGHTS

                                                 YEAR             UNIT VALUE      NET   INVESTMENT  EXPENSE RATIO    TOTAL RETURN
                                                 ENDED    UNITS    LOWEST TO    ASSETS    INCOME      LOWEST TO        LOWEST TO
                                                DEC 31   (000S)   HIGHEST ($)   ($000S)  RATIO (%)    HIGHEST (%)    HIGHEST (%)*
                                                ------   ------  -------------  -------  ---------  -------------  -----------------
CAPITAL APPRECIATION FUND                        2002    46,882  0.350 - 0.573   18,779      1.53     0.20 - 0.45  (25.52) - (25.29)
                                                 2001    36,814  0.469 - 0.767   26,152      0.47     0.20 - 0.45  (28.72) - (26.14)

DREYFUS STOCK INDEX FUND                         2002     6,526          0.964    6,290      0.79            0.20              10.93

HIGH YIELD BOND TRUST                            2002    14,099  1.154 - 1.165   16,287     16.60     0.20 - 0.45        4.14 - 4.39
                                                 2001     8,750  1.106 - 1.116    9,720      6.23     0.20 - 0.45        5.08 - 9.40

MONEY MARKET PORTFOLIO                           2002   106,734  1.027 - 1.127  117,295      1.37     0.15 - 0.45        0.79 - 1.20
                                                 2001    77,764  1.084 - 1.114   85,319      3.53     0.20 - 0.45        3.24 - 3.53
ALLIANCE VARIABLE PRODUCT SERIES FUND, INC.
  Premier Growth Portfolio - Class B             2002    10,440  0.602 - 0.605    6,314        --     0.20 - 0.45  (31.48) - (28.67)
AMERICAN CENTURY VARIABLE PRODUCTS, INC.
  VP Ultra Fund                                  2002     4,697          0.726    3,411      0.19            0.20            (22.93)
                                                 2001     2,767          0.942    2,606        --            0.20             (4.07)
AMERICAN FUNDS INSURANCE SERIES
  Growth Fund - Class 2                          2002        23          0.751       17      0.04            0.45            (20.53)

  Growth-Income Fund - Class 2                   2002     1,853  0.822 - 0.824    1,527      1.13     0.20 - 0.45  (16.94) - (14.91)
CREDIT SUISSE TRUST
  Credit Suisse Emerging Markets Portfolio       2002     4,586  0.508 - 0.700    2,448      0.23     0.20 - 0.45   (17.93) - (4.11)
                                                 2001     1,249          0.790      986        --            0.45            (10.02)
DELAWARE VIP TRUST
  VIP REIT Series - Standard Class               2002     4,644  1.452 - 1.473    6,837      1.12     0.20 - 0.45        4.01 - 4.36
                                                 2001     1,585  1.396 - 1.412    2,220      2.02     0.20 - 0.45       8.30 - 11.97
DEUTSCHE ASSET MANAGEMENT VIT FUNDS
  EAFE(R)Equity Index Fund                       2002    12,725  0.493 - 0.681    6,486      1.41     0.15 - 0.45  (21.99) - (21.54)
                                                 2001     8,650  0.630 - 0.705    5,649        --     0.20 - 0.45  (25.00) - (24.82)

  Small Cap Index Fund                           2002    10,631  0.683 - 0.922    7,608      0.77     0.20 - 0.45  (20.97) - (20.67)
                                                 2001     6,919  0.861 - 1.164    7,500      0.84     0.20 - 0.45        1.39 - 1.89
DREYFUS VARIABLE INVESTMENT FUND
  Appreciation Portfolio - Initial Shares        2002     6,029  0.741 - 0.770    4,523      1.27     0.20 - 0.45  (17.03) - (16.93)
                                                 2001     3,647  0.892 - 0.928    3,327      1.18     0.20 - 0.45    (9.73) - (9.26)

  Small Cap Portfolio - Initial Shares           2002     9,951  0.736 - 0.969    7,615      0.05     0.15 - 0.45  (24.33) - (19.21)
                                                 2001     5,606  0.911 - 1.196    5,638      0.32     0.20 - 0.45    (6.56) - (6.37)
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
  Franklin Small Cap Fund - Class 2              2002     8,614  0.502 - 0.668    4,464      0.28     0.15 - 0.45  (29.00) - (22.42)
                                                 2001     1,651  0.707 - 0.709    1,171      0.34     0.20 - 0.45    (17.65) - 14.54

  Equity Index Portfolio - Class I Shares        2002    68,892  0.595 - 0.716   42,279      2.64     0.15 - 0.45  (22.52) - (17.13)
                                                 2001    26,331  0.766 - 0.870   21,775      0.98     0.20 - 0.45  (12.53) - (12.26)

  Fundamental Value Portfolio                    2002     1,437  0.922 - 0.925    1,329      1.30     0.20 - 0.45  (19.70) - (19.43)

                                      -61-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

6.    FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 YEAR             UNIT VALUE      NET   INVESTMENT  EXPENSE RATIO    TOTAL RETURN
                                                 ENDED    UNITS    LOWEST TO    ASSETS    INCOME      LOWEST TO        LOWEST TO
                                                DEC 31   (000S)   HIGHEST ($)   ($000S)  RATIO (%)    HIGHEST (%)    HIGHEST (%)*
                                                ------   ------  -------------  -------  ---------  -------------  -----------------
JANUS ASPEN SERIES
  Balanced Portfolio - Service Shares            2002     8,149  0.860 - 0.866    7,057      2.79     0.20 - 0.45    (7.13) - (6.88)
                                                 2001     1,175          0.930    1,092      1.53            0.20             (6.44)

  Global Technology Portfolio - Service Shares   2002       752  0.248 - 0.250      188        --     0.20 - 0.45  (41.23) - (41.04)
                                                 2001       504          0.424      213      0.83            0.20            (42.63)

  Worldwide Growth Portfolio - Service Shares    2002    10,172  0.458 - 0.461    4,683      0.65     0.20 - 0.45  (26.01) - (25.76)
                                                 2001     6,972  0.619 - 0.621    4,330      0.32     0.20 - 0.45  (22.91) - (22.76)
PIMCO VARIABLE INSURANCE TRUST
  Total Return Portfolio - Administrative Class  2002    29,975  1.143 - 1.158   34,665      4.05     0.15 - 0.45        0.09 - 8.83
                                                 2001     3,164          1.064    3,365      2.95            0.20               6.19
PUTNAM VARIABLE TRUST
  Putnam VT International Growth Fund -
    Class IB Shares                              2002     5,842  0.712 - 0.715    4,179      0.25     0.20 - 0.45  (17.82) - (12.32)
                                                 2001        15          0.870       13        --            0.20               2.72
  Putnam VT Small Cap Value Fund - Class
    IB Shares                                    2002     5,224  0.902 - 0.906    4,722      0.13     0.20 - 0.45  (25.21) - (18.38)
                                                 2001         3          1.110        3        --            0.20               7.14

  Putnam VT Voyager II Fund - Class IB Shares    2002        85          0.581       49        --            0.20               0.00
SALOMON BROTHERS VARIABLE SERIES FUND INC.
  Capital Fund - Class I                         2002     2,760  0.828 - 0.992    2,455      0.44     0.20 - 0.45  (25.36) - (22.62)
                                                 2001     1,574  1.107 - 1.321    1,959      0.78     0.20 - 0.45      (2.29) - 1.46

  Investors Fund - Class I                       2002    11,977  0.720 - 0.907    9,862      1.34     0.15 - 0.45  (23.38) - (21.14)
                                                 2001     7,788  1.067 - 1.181    9,106      0.87     0.20 - 0.45    (8.18) - (4.55)

  Strategic Bond Fund - Class I                  2002     2,216  1.217 - 1.257    2,767      4.74     0.20 - 0.45        8.36 - 8.66
                                                 2001     1,962  1.120 - 1.160    2,265      5.48     0.20 - 0.45        6.42 - 6.67

  Total Return Fund - Class I                    2002       239  0.984 - 0.992      235      7.23     0.20 - 0.45      (7.29) - 0.10
                                                 2001         1          1.070        1      2.13            0.45             (1.29)
THE TRAVELERS SERIES TRUST
  Convertible Securities Portfolio               2002       800  0.949 - 1.084      795      4.80     0.20 - 0.45    (7.43) - (7.14)
                                                 2001     2,554  1.022 - 1.171    2,958      2.63     0.20 - 0.45    (3.86) - (1.26)

  Disciplined Mid Cap Stock Portfolio            2002     7,869  0.844 - 1.056    6,643      0.66     0.20 - 0.45  (14.70) - (14.49)
                                                 2001     4,262  0.987 - 1.238    4,325      0.42     0.20 - 0.45    (4.48) - (1.60)

  Equity Income Portfolio                        2002    20,686  0.852 - 0.923   17,902      1.28     0.20 - 0.45  (14.30) - (14.14)
                                                 2001    10,890  0.993 - 1.075   11,367      1.35     0.20 - 0.45    (7.04) - (5.54)

  Large Cap Portfolio                            2002    24,594  0.500 - 0.650   12,741      0.58     0.20 - 0.45  (23.10) - (22.96)
                                                 2001    13,335  0.649 - 0.844   10,937      0.59     0.20 - 0.45  (17.73) - (16.35)

  Lazard International Stock Portfolio           2002    12,833  0.591 - 0.612    7,643      2.14     0.20 - 0.45  (13.27) - (13.07)
                                                 2001    10,929  0.681 - 0.704    7,653      0.17     0.20 - 0.45  (26.52) - (25.11)

  MFS Emerging Growth Portfolio                  2002    31,299  0.282 - 0.508    9,769        --     0.20 - 0.45  (34.50) - (34.27)
                                                 2001    17,696  0.429 - 0.774   13,035        --     0.20 - 0.45  (36.44) - (31.20)

                                      -62-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

6.    FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 YEAR             UNIT VALUE      NET   INVESTMENT  EXPENSE RATIO    TOTAL RETURN
                                                 ENDED    UNITS    LOWEST TO    ASSETS    INCOME      LOWEST TO        LOWEST TO
                                                DEC 31   (000S)   HIGHEST ($)   ($000S)  RATIO (%)    HIGHEST (%)    HIGHEST (%)*
                                                ------   ------  -------------  -------  ---------  -------------  -----------------
THE TRAVELERS SERIES TRUST (CONTINUED)
  MFS Mid Cap Growth Portfolio                   2002    12,479  0.357 - 0.556    4,739        --     0.20 - 0.45  (49.08) - (38.83)
                                                 2001     2,325  0.699 - 1.084    2,271        --     0.20 - 0.45  (28.38) - (24.04)

  MFS Research Portfolio                         2002     1,740  0.486 - 0.615      851      0.89     0.20 - 0.45  (25.45) - (25.23)
                                                 2001       660  0.650 - 0.825      489      0.05     0.20 - 0.45  (22.83) - (22.62)

  Social Awareness Stock Portfolio               2002     1,032          0.622      642      0.82            0.20            (25.06)
                                                 2001       488  0.830 - 0.866      405      0.54     0.20 - 0.45   (16.00) - (5.25)

  Travelers Quality Bond Portfolio               2002    23,998  1.084 - 1.088   26,097      7.95     0.20 - 0.45        5.34 - 5.53
                                                 2001    17,437  1.029 - 1.031   17,946      3.42     0.20 - 0.45        1.58 - 3.10

  U.S. Government Securities Portfolio           2002    17,989  1.332 - 1.341   23,965      9.49     0.20 - 0.45       3.71 - 13.36
                                                 2001     6,127  1.175 - 1.178    7,216      3.02     0.20 - 0.45        5.27 - 5.67
TRAVELERS SERIES FUND INC.
  AIM Capital Appreciation Portfolio             2002    13,289  0.427 - 0.701    6,185        --     0.20 - 0.45  (24.27) - (24.02)
                                                 2001     7,837  0.562 - 0.923    7,039        --     0.20 - 0.45  (24.84) - (23.85)

  Alliance Growth Portfolio                      2002    15,270  0.442 - 0.591    7,606      0.62     0.15 - 0.45  (33.90) - (20.22)
                                                 2001    12,126  0.666 - 0.892   10,714      0.20     0.20 - 0.45  (19.64) - (13.51)

  MFS Total Return Portfolio                     2002    15,201  0.929 - 1.129   16,654      6.95     0.15 - 0.45    (7.75) - (5.44)
                                                 2001     8,824  1.172 - 1.194   10,490      2.97     0.20 - 0.45      (0.42) - 1.53

  Smith Barney Aggressive Growth Portfolio       2002       460  0.816 - 0.819      376        --     0.20 - 0.45  (29.04) - (21.70)
  Smith Barney International All Cap
    Growth Portfolio                             2002     2,400  0.384 - 0.504    1,185      0.93     0.20 - 0.45  (25.99) - (25.87)
                                                 2001     2,829  0.518 - 0.681    1,924        --     0.20 - 0.45  (31.42) - (31.30)
  Smith Barney Large Capitalization
    Growth Portfolio                             2002     2,699  0.551 - 0.673    1,540      0.37     0.20 - 0.45   (25.08) - (0.30)
                                                 2001     1,296  0.734 - 0.893    1,104        --     0.20 - 0.45  (12.96) - (12.20)

  Van Kampen Enterprise Portfolio                2002     3,182  0.403 - 0.551    1,376      0.86     0.20 - 0.45  (29.63) - (29.42)
                                                 2001     2,376  0.571 - 0.783    1,594        --     0.20 - 0.45  (21.62) - (16.28)
VARIABLE INSURANCE PRODUCTS FUND II
  Asset Manager Portfolio - Initial Class        2002     2,415  0.812 - 0.881    2,083      3.69     0.20 - 0.45    (9.08) - (8.87)
                                                 2001     2,479  0.891 - 0.969    2,382      3.46     0.20 - 0.45    (4.53) - (4.30)

  Contrafund(R) Portfolio - Service Class 2      2002     2,652  0.728 - 0.733    1,943      0.23     0.20 - 0.45   (10.01) - (9.73)
                                                 2001       529  0.809 - 0.812      430      0.54     0.20 - 0.45  (12.82) - (12.69)
VARIABLE INSURANCE PRODUCTS FUND III
  Mid Cap Portfolio - Service Class 2            2002       999  0.930 - 0.934      933      0.13     0.20 - 0.45   (10.19) - (8.10)
                                                 2001        19          1.040       19        --            0.20               4.31

*     Total return  lowest and highest range  displayed is  calculated  from the beginning  of the fiscal year to the end of the fiscal year except where a unit value inception date occurred during the course of the current fiscal year.  In  this  case,  the  inception  date  unit  value  is  used in the computation.

                                      -63-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

7.   SCHEDULE OF UNITS FOR FUND UL III
     FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                           CAPITAL APPRECIATION               DREYFUS STOCK                    HIGH YIELD
                                                   FUND                         INDEX FUND                     BOND TRUST
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............     36,814,407      22,690,773              --              --       8,749,723       4,317,967
Units purchased and transferred from
  other funding options ............     57,045,454      44,071,257       6,595,565              --      23,433,561      10,441,538
Units redeemed and transferred to
  other funding options ............    (46,978,109)    (29,947,623)        (69,755)             --     (18,084,136)     (6,009,782)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................     46,881,752      36,814,407       6,525,810              --      14,099,148       8,749,723
                                       ============    ============    ============    ============    ============    ============

                                                MONEY MARKET                  PREMIER GROWTH
                                                 PORTFOLIO                  PORTFOLIO - CLASS B                VP ULTRA FUND
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............     77,763,568      26,217,031              --              --       2,767,340              --
Units purchased and transferred from
  other funding options ............    159,748,361      99,351,190      15,194,442              --       3,641,478       2,871,608
Units redeemed and transferred to
  other funding options ............   (130,777,691)    (47,804,653)     (4,754,303)             --      (1,712,258)       (104,268)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................    106,734,238      77,763,568      10,440,139              --       4,696,560       2,767,340
                                       ============    ============    ============    ============    ============    ============

                                           GLOBAL GROWTH FUND -                                                GROWTH-INCOME
                                                  CLASS 2                  GROWTH FUND - CLASS 2              FUND - CLASS 2
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............             --              --              --              --              --              --
Units purchased and transferred from
  other funding options ............         10,629              --          67,004              --       2,729,806              --
Units redeemed and transferred to
  other funding options ............        (10,629)             --         (44,133)             --        (876,942)             --
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................             --              --          22,871              --       1,852,864              --
                                       ============    ============    ============    ============    ============    ============

                                          CITISTREET DIVERSIFIED            INTERMEDIATE-TERM            CREDIT SUISSE EMERGING
                                            BOND FUND - CLASS I                 BOND FUND                   MARKETS PORTFOLIO
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............      2,414,178              --              --       5,235,969       1,248,637       1,216,038
Units purchased and transferred from
  other funding options ............        183,089      16,482,228              --       8,001,743       6,445,147         682,845
Units redeemed and transferred to
  other funding options ............     (2,597,267)    (14,068,050)             --     (13,237,712)     (3,108,275)       (650,246)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................             --       2,414,178              --              --       4,585,509       1,248,637
                                       ============    ============    ============    ============    ============    ============

                                      -64-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

7.   SCHEDULE OF UNITS FOR FUND UL III
     FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 (CONTINUED)

                                              VIP REIT SERIES -        VIP SMALL CAP VALUE SERIES -           EAFE(R) EQUITY
                                               STANDARD CLASS                 STANDARD CLASS                    INDEX FUND
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............      1,585,008         223,818       1,356,532         396,703       8,650,147       3,628,032
Units purchased and transferred from
  other funding options ............     10,760,127       4,216,537       2,805,991       1,909,765      21,225,688       9,171,241
Units redeemed and transferred to
  other funding options ............     (7,700,727)     (2,855,347)     (4,162,523)       (949,936)    (17,151,108)     (4,149,126)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................      4,644,408       1,585,008              --       1,356,532      12,724,727       8,650,147
                                       ============    ============    ============    ============    ============    ============

                                                 SMALL CAP               APPRECIATION PORTFOLIO -          SMALL CAP PORTFOLIO -
                                                 INDEX FUND                   INITIAL SHARES                  INITIAL SHARES
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............      6,918,884       3,698,716       3,646,687         336,497       5,605,759       1,738,144
Units purchased and transferred from
  other funding options ............     20,922,452       6,814,766       4,322,989       4,323,020      10,501,635      11,154,045
Units redeemed and transferred to
  other funding options ............    (17,209,906)     (3,594,598)     (1,940,428)     (1,012,830)     (6,156,821)     (7,286,430)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................     10,631,430       6,918,884       6,029,248       3,646,687       9,950,573       5,605,759
                                       ============    ============    ============    ============    ============    ============

                                            FRANKLIN SMALL CAP             DIVERSIFIED STRATEGIC         EQUITY INDEX PORTFOLIO -
                                              FUND - CLASS 2                  INCOME PORTFOLIO                 CLASS I SHARES
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............      1,650,576           1,000         559,149         346,484      26,331,199      14,382,280
Units purchased and transferred from
  other funding options ............     14,741,798       3,087,944       1,145,143         815,681      84,542,800      33,690,383
Units redeemed and transferred to
  other funding options ............     (7,778,007)     (1,438,368)     (1,704,292)       (603,016)    (41,982,085)    (21,741,464)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................      8,614,367       1,650,576              --         559,149      68,891,914      26,331,199
                                       ============    ============    ============    ============    ============    ============

                                             FUNDAMENTAL VALUE             BALANCED PORTFOLIO -              GLOBAL TECHNOLOGY
                                                 PORTFOLIO                    SERVICE SHARES            PORTFOLIO - SERVICE SHARES
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............             --              --       1,174,516           1,000         504,003           1,000
Units purchased and transferred from
  other funding options ............      2,106,668              --      13,134,892       5,049,892       5,378,742       2,314,006
Units redeemed and transferred to
  other funding options ............       (669,785)             --      (6,160,268)     (3,876,376)     (5,130,275)     (1,811,003)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................      1,436,883              --       8,149,140       1,174,516         752,470         504,003
                                       ============    ============    ============    ============    ============    ============

                                      -65-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

7.   SCHEDULE OF UNITS FOR FUND UL III
     FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 (CONTINUED)

                                              WORLDWIDE GROWTH                                           TOTAL RETURN PORTFOLIO -
                                        PORTFOLIO - SERVICE SHARES           EQUITY PORTFOLIO              ADMINISTRATIVE CLASS
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............      6,971,816         219,484       1,319,004         368,687       3,164,030              --
Units purchased and transferred from
  other funding options ............     13,841,328      11,525,781       2,652,452       1,769,653      43,527,396       3,265,574
Units redeemed and transferred to
  other funding options ............    (10,641,435)     (4,773,449)     (3,971,456)       (819,336)    (16,716,812)       (101,544)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................     10,171,709       6,971,816              --       1,319,004      29,974,614       3,164,030
                                       ============    ============    ============    ============    ============    ============

                                      PUTNAM VT INTERNATIONAL GROWTH    PUTNAM VT SMALL CAP VALUE          PUTNAM VT VOYAGER II
                                          FUND - CLASS IB SHARES          FUND - CLASS IB SHARES          FUND - CLASS IB SHARES
                                      ------------------------------   ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............         14,706              --           2,881              --              --              --
Units purchased and transferred from
  other funding options ............      9,165,641          14,822       9,094,687           2,931          87,500              --
Units redeemed and transferred to
  other funding options ............     (3,337,900)           (116)     (3,873,586)            (50)         (2,829)             --
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................      5,842,447          14,706       5,223,982           2,881          84,671              --
                                       ============    ============    ============    ============    ============    ============

                                                                                                           STRATEGIC BOND FUND -
                                          CAPITAL FUND - CLASS I         INVESTORS FUND - CLASS I                 CLASS I
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............      1,574,282         698,481       7,787,671       4,550,746       1,961,860         253,641
Units purchased and transferred from
  other funding options ............      3,227,263       2,040,009      14,407,513       8,333,549         821,007       1,766,987
Units redeemed and transferred to
  other funding options ............     (2,041,232)     (1,164,208)    (10,217,859)     (5,096,624)       (566,771)        (58,768)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................      2,760,313       1,574,282      11,977,325       7,787,671       2,216,096       1,961,860
                                       ============    ============    ============    ============    ============    ============

                                            TOTAL RETURN FUND -               STRONG MULTI CAP             MONTGOMERY VARIABLE
                                                 CLASS I                        VALUE FUND II              SERIES: GROWTH FUND
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............          1,000           1,000           1,000           1,000           1,000           8,847
Units purchased and transferred from
  other funding options ............        266,804             600          (1,000)             --              --          13,879
Units redeemed and transferred to
  other funding options ............        (28,750)           (600)             --              --          (1,000)        (21,726)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................        239,054           1,000              --           1,000              --           1,000
                                       ============    ============    ============    ============    ============    ============

                                      -66-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

7.   SCHEDULE OF UNITS FOR FUND UL III
     FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 (CONTINUED)

                                          CONVERTIBLE SECURITIES            DISCIPLINED MID CAP            DISCIPLINED SMALL CAP
                                                 PORTFOLIO                    STOCK PORTFOLIO                 STOCK PORTFOLIO
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............      2,554,477         662,069       4,261,911         375,434              --           1,000
Units purchased and transferred from
  other funding options ............      3,363,696       5,779,920       9,850,674      10,857,939              --       2,291,225
Units redeemed and transferred to
  other funding options ............     (5,117,872)     (3,887,512)     (6,243,317)     (6,971,462)             --      (2,292,225)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................        800,301       2,554,477       7,869,268       4,261,911              --              --
                                       ============    ============    ============    ============    ============    ============

                                                                           JURIKA & VOYLES CORE
                                          EQUITY INCOME PORTFOLIO            EQUITY PORTFOLIO               LARGE CAP PORTFOLIO
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............     10,890,151       3,639,659              --           1,000      13,335,380       7,979,079
Units purchased and transferred from
  other funding options ............     31,015,097      12,120,430              --          (1,000)     29,525,743      12,355,943
Units redeemed and transferred to
  other funding options ............    (21,219,471)     (4,869,938)             --              --     (18,267,134)     (6,999,642)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................     20,685,777      10,890,151              --              --      24,593,989      13,335,380
                                       ============    ============    ============    ============    ============    ============

                                           LAZARD INTERNATIONAL                MFS EMERGING                     MFS MID CAP
                                             STOCK PORTFOLIO                 GROWTH PORTFOLIO                GROWTH PORTFOLIO
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............     10,928,769       6,895,651      17,696,271      10,593,379       2,325,455         939,941
Units purchased and transferred from
  other funding options ............     13,208,128      10,236,575      34,589,347      20,445,962      17,825,951       6,280,435
Units redeemed and transferred to
  other funding options ............    (11,303,783)     (6,203,457)    (20,986,731)    (13,343,070)     (7,671,951)     (4,894,921)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................     12,833,114      10,928,769      31,298,887      17,696,271      12,479,455       2,325,455
                                       ============    ============    ============    ============    ============    ============

                                                                                                             SOCIAL AWARENESS
                                          MFS RESEARCH PORTFOLIO           MFS VALUE PORTFOLIO               STOCK PORTFOLIO
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............        659,675         345,732           1,000           1,000         487,774              --
Units purchased and transferred from
  other funding options ............      1,759,417         486,252          (1,000)             --       2,009,557       1,059,679
Units redeemed and transferred to
  other funding options ............       (679,167)       (172,309)             --              --      (1,465,569)       (571,905)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................      1,739,925         659,675              --           1,000       1,031,762         487,774
                                       ============    ============    ============    ============    ============    ============

                                      -67-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

  7. SCHEDULE OF UNITS FOR FUND UL III
     FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 (CONTINUED)

                                             STRATEGIC STOCK                TRAVELERS QUALITY                U.S. GOVERNMENT
                                                PORTFOLIO                     BOND PORTFOLIO               SECURITIES PORTFOLIO
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............             --           1,000      17,437,177              --       6,126,918       5,129,556
Units purchased and transferred from
  other funding options ............             --          29,011      30,648,389      20,459,126      23,314,181      12,132,508
Units redeemed and transferred to
  other funding options ............             --         (30,011)    (24,087,611)     (3,021,949)    (11,451,803)    (11,135,146)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................             --              --      23,997,955      17,437,177      17,989,296       6,126,918
                                       ============    ============    ============    ============    ============    ============

                                                                                AIM CAPITAL                  ALLIANCE GROWTH
                                            UTILITIES PORTFOLIO           APPRECIATION PORTFOLIO                PORTFOLIO
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............        647,847         216,324       7,836,626       3,215,655      12,125,997       9,668,617
Units purchased and transferred from
  other funding options ............            340         923,552      14,913,053       7,947,908      20,912,401      12,918,110
Units redeemed and transferred to
  other funding options ............       (648,187)       (492,029)     (9,460,701)     (3,326,937)    (17,768,664)    (10,460,730)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................             --         647,847      13,288,978       7,836,626      15,269,734      12,125,997
                                       ============    ============    ============    ============    ============    ============

                                                 MFS TOTAL                 PUTNAM DIVERSIFIED            SMITH BARNEY AGGRESSIVE
                                             RETURN PORTFOLIO               INCOME PORTFOLIO                GROWTH PORTFOLIO
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............      8,823,796       3,001,455         426,430         412,401              --              --
Units purchased and transferred from
  other funding options ............     18,875,717       8,980,103          25,475         133,727       1,221,399              --
Units redeemed and transferred to
  other funding options ............    (12,498,827)     (3,157,762)       (451,905)       (119,698)       (761,651)             --
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................     15,200,686       8,823,796              --         426,430         459,748              --
                                       ============    ============    ============    ============    ============    ============

                                        SMITH BARNEY INTERNATIONAL          SMITH BARNEY LARGE                  VAN KAMPEN
                                         ALL CAP GROWTH PORTFOLIO     CAPITALIZATION GROWTH PORTFOLIO       ENTERPRISE PORTFOLIO
                                       ----------------------------   -------------------------------  ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............      2,829,018       1,833,900       1,295,941         707,548       2,376,136         538,839
Units purchased and transferred from
  other funding options ............      1,460,113       2,551,601       4,545,778       1,386,220       2,458,869       3,500,012
Units redeemed and transferred to
  other funding options ............     (1,889,514)     (1,556,483)     (3,142,790)       (797,827)     (1,652,615)     (1,662,715)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................      2,399,617       2,829,018       2,698,929       1,295,941       3,182,390       2,376,136
                                       ============    ============    ============    ============    ============    ============

                                      -68-

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

7.   SCHEDULE OF UNITS FOR FUND UL III
     FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 (CONTINUED)

                                               ASSET MANAGER             CONTRAFUND(R) PORTFOLIO -          MID CAP PORTFOLIO -
                                         PORTFOLIO - INITIAL CLASS            SERVICE CLASS 2                SERVICE CLASS 2
                                       ----------------------------    ----------------------------    ----------------------------
                                           2002            2001            2002            2001            2002            2001
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units beginning of year ............      2,478,831       1,853,714         529,212         293,040          18,608              --
Units purchased and transferred from
  other funding options ............      2,800,160       1,695,420       4,173,771         839,759       1,711,772          18,789
Units redeemed and transferred to
  other funding options ............     (2,864,039)     (1,070,303)     (2,050,814)       (603,587)       (731,435)           (181)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Units end of year ..................      2,414,952       2,478,831       2,652,169         529,212         998,945          18,608
                                       ============    ============    ============    ============    ============    ============

                                                COMBINED
                                       ----------------------------
                                           2002            2001
                                       ------------    ------------
Units beginning of year ............    336,632,963     148,839,331
Units purchased and transferred from
  other funding options ............    833,982,080     448,612,680
Units redeemed and transferred to
  other funding options ............   (560,574,904)   (260,819,048)
                                       ------------    ------------
Units end of year ..................    610,040,139     336,632,963
                                       ============    ============

                                      -69-

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of the Travelers Insurance Company and
    Owners of Variable Life Insurance Contracts of The Travelers
    Fund UL III for Variable Life Insurance:

We have audited the  accompanying  statements of assets and  liabilities  of The
Travelers  Fund UL III for Variable Life  Insurance as of December 31, 2002, and
the related  statements of operations for the year then ended,  the statement of changes in net assets for each of the two years then  ended,  and the  financial highlights for each of the two years then ended. These financial  statements and financial  highlights are the  responsibility of the Account's  management.  Our responsibility  is to  express  an opinion  on these  financial  statements  and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the  United  States of  America.  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements and financial highlights are free of material misstatement.  An audit includes  examining,  on a test  basis,  evidence  supporting  the  amounts  and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence  with the underlying funds.  An audit also includes  assessing  the  accounting  principles  used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audits  provide  a
reasonable basis for our opinion.

In our opinion,  the financial  statements and financial  highlights referred to above present fairly, in all material  respects,  the financial  position of The
Travelers  Fund UL III for Variable Life  Insurance as of December 31, 2002, the
results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for  each  of the two  years  in the  period  then  ended,  in  conformity  with accounting principles generally accepted in the United States of America.

                                               /s/ KPMG LLP

Hartford, Connecticut
March 28, 2003

                                      -70-

                       This page intentionally left blank

                       This page intentionally left blank

                              INDEPENDENT AUDITORS
                              --------------------
                                    KPMG LLP
                              Hartford, Connecticut

This report is prepared for the general  information  of contract  owners and is not an offer of units of The Travelers  Fund UL III for Variable Life  Insurance
or shares of Fund UL III's underlying funds. It should not be used in connection with any offer except in conjunction  with the Prospectus for The Travelers Fund
UL III product(s) for Variable Life Insurance offered by The Travelers Insurance
Company  and the  Prospectuses  for the  underlying  funds,  which  collectively contain all pertinent information, including the applicable sales commissions.

Fund UL III (Annual) (12-02) Printed in U.S.A.

        INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

The Travelers Insurance Company and Subsidiaries                                              PAGE

     Independent Auditors' Report                                                              F-1

     Consolidated Statements of Income                                                         F-2

     Consolidated Balance Sheets                                                               F-3

     Consolidated Statements of Changes In Shareholder's Equity                                F-4

     Consolidated Statements of Cash Flows                                                     F-5

     Notes to Consolidated Financial Statements                                                F-6

Independent Auditors' Report                                                                  F-43

Schedule I - Summary of Investments - Other than Investments in Related Parties 2002          F-44

Schedule III - Supplementary Insurance Information 2000-2002                                  F-45

Schedule IV - Reinsurance 2000-2002                                                           F-46

All other schedules are inapplicable for this filing.

                                      F-i

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
The Travelers Insurance Company:

We have audited the accompanying consolidated balance sheets of The Travelers
Insurance Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the years in the three-year period ended December 31,
2002. These consolidated financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers
Insurance Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. As discussed in
Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002, and its methods of accounting for derivative instruments and hedging activities and for securitized financial assets in 2001.

/s/ KPMG LLP

Hartford, Connecticut
January 21, 2003

                                       F-1

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 ($ IN MILLIONS)

FOR THE YEAR ENDED DECEMBER 31,                                                       2002       2001       2000
                                                                                      ----       ----       ----
REVENUES
Premiums                                                                             $1,924     $2,102     $1,966
Net investment income                                                                 2,936      2,831      2,730
Realized investment gains (losses)                                                     (322)       125        (77)
Fee income                                                                              560        537        528
Other revenues                                                                          136        107        107
--------------------------------------------------------------------------------------------------------------------
     Total Revenues                                                                   5,234      5,702      5,254
--------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                                                 1,711      1,862      1,752
Interest credited to contractholders                                                  1,220      1,179      1,038
Amortization of deferred acquisition costs                                              393        379        347
General and administrative expenses                                                     407        371        463
--------------------------------------------------------------------------------------------------------------------
     Total Benefits and Expenses                                                      3,731      3,791      3,600
--------------------------------------------------------------------------------------------------------------------

Income from operations before federal income taxes and cumulative effects of
   changes in accounting principles                                                   1,503      1,911      1,654
--------------------------------------------------------------------------------------------------------------------

Federal income taxes
     Current                                                                            236        471        462
     Deferred                                                                           185        159         89
--------------------------------------------------------------------------------------------------------------------
     Total Federal Income Taxes                                                         421        630        551
--------------------------------------------------------------------------------------------------------------------
Income before cumulative effects of changes in accounting principles                  1,082      1,281      1,103

Cumulative effect of change in accounting for derivative instruments and
   hedging activities, net of tax                                                        --         (6)        --
Cumulative effect of change in accounting for securitized financial assets,
   net of tax                                                                            --         (3)        --
--------------------------------------------------------------------------------------------------------------------
Net Income                                                                           $1,082     $1,272     $1,103
====================================================================================================================

                 See Notes to Consolidated Financial Statements.

                                       F-2

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 ($ IN MILLIONS)

AT DECEMBER 31,                                               2002       2001
--------------------------------------------------------------------------------

ASSETS
Fixed maturities, available for sale at fair value
  (including $2,687 and $2,330 subject to securities
  lending agreements) (cost $35,428; $31,730)                $36,434    $32,072
Equity securities, at fair value (cost $328; $471)               332        472
Mortgage loans                                                 1,985      1,995
Real estate                                                       36         55
Policy loans                                                   1,168      1,208
Short-term securities                                          4,414      3,053
Trading securities, at fair value                              1,531      1,880
Other invested assets                                          4,909      2,485
--------------------------------------------------------------------------------
     Total Investments                                        50,809     43,220
--------------------------------------------------------------------------------

Cash                                                             186        146
Investment income accrued                                        525        487
Premium balances receivable                                      151        137
Reinsurance recoverables                                       4,301      4,163
Deferred acquisition costs                                     3,936      3,461
Separate and variable accounts                                21,620     24,837
Other assets                                                   1,467      1,415
--------------------------------------------------------------------------------
     Total Assets                                            $82,995    $77,866
--------------------------------------------------------------------------------

LIABILITIES
Contractholder funds                                         $26,634    $22,810
Future policy benefits and claims                             15,009     14,221
Separate and variable accounts                                21,620     24,837
Deferred federal income taxes                                  1,448        409
Trading securities sold not yet purchased, at fair value         598        891
Other liabilities                                              6,051      5,518
--------------------------------------------------------------------------------
     Total Liabilities                                        71,360     68,686
--------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million shares authorized,
  issued and outstanding                                         100        100
Additional paid-in capital                                     5,443      3,864
Retained earnings                                              5,638      5,142
Accumulated other changes in equity from nonowner sources        454         74
--------------------------------------------------------------------------------
     Total Shareholder's Equity                               11,635      9,180
--------------------------------------------------------------------------------

     Total Liabilities and Shareholder's Equity              $82,995    $77,866
================================================================================

                 See Notes to Consolidated Financial Statements.

                                       F-3

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                 ($ IN MILLIONS)

                                                      FOR THE YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------
COMMON STOCK                                           2002       2001       2000
-------------------------------------------------------------------------------------
Balance, beginning of year                              $100       $100       $100
Changes in common stock                                   --         --         --
-------------------------------------------------------------------------------------
Balance, end of year                                    $100       $100       $100
=====================================================================================

-------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
-------------------------------------------------------------------------------------
Balance, beginning of year                            $3,864     $3,843     $3,819
Stock option tax benefit (expense)                      (17)         21         24
Capital contributed by parent                          1,596         --         --
-------------------------------------------------------------------------------------
Balance, end of year                                  $5,443     $3,864     $3,843
=====================================================================================

-------------------------------------------------------------------------------------
RETAINED EARNINGS
-------------------------------------------------------------------------------------

Balance, beginning of year                            $5,142     $4,342     $4,099
Net income                                             1,082      1,272      1,103
Dividends to parent                                     (586)      (472)      (860)
-------------------------------------------------------------------------------------
Balance, end of year                                  $5,638     $5,142     $4,342
=====================================================================================

-------------------------------------------------------------------------------------
ACCUMULATED OTHER CHANGES
IN EQUITY FROM NONOWNER SOURCES
-------------------------------------------------------------------------------------

Balance, beginning of year                               $74       $104      $(398)
Cumulative effect of accounting for
  derivative instruments and hedging activities,
  net of tax                                              --       (29)         --
Unrealized gains, net of tax                             455         68         501
Foreign currency translation, net of tax                   3         (3)         1
Derivative instrument hedging activity losses,
  net of tax                                             (78)       (66)        --
-------------------------------------------------------------------------------------
Balance, end of year                                    $454      $  74       $104
=====================================================================================

-------------------------------------------------------------------------------------
SUMMARY OF CHANGES IN EQUITY
FROM NONOWNER SOURCES
-------------------------------------------------------------------------------------

Net income                                            $1,082     $1,272     $1,103
Other changes in equity from nonowner sources            380        (30)       502
-------------------------------------------------------------------------------------
Total changes in equity from nonowner sources         $1,462     $1,242     $1,605
=====================================================================================

-------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY
-------------------------------------------------------------------------------------
Changes in total shareholders' equity                 $2,455     $  791     $  769
Balance, beginning of year                             9,180      8,389      7,620
-------------------------------------------------------------------------------------
Balance, end of year                                 $11,635     $9,180     $8,389
=====================================================================================

                 See Notes to Consolidated Financial Statements.

                                       F-4

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ IN MILLIONS)

FOR THE YEAR ENDED DECEMBER 31,                                 2002        2001        2000
---------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Premiums collected                                      $  1,917    $  2,109    $  1,986
     Net investment income received                             2,741       2,430       2,489
     Other revenues received                                      384         867         865
     Benefits and claims paid                                  (1,218)     (1,176)     (1,193)
     Interest credited to contractholders                      (1,220)     (1,159)     (1,046)
     Operating expenses paid                                   (1,022)     (1,000)       (970)
     Income taxes paid                                           (197)       (472)       (490)
     Trading account investments (purchases), sales, net           76         (92)       (143)
     Other                                                       (393)       (227)       (258)
---------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities              1,068       1,280       1,240
---------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investments
         Fixed maturities                                       4,459       3,706       4,257
         Mortgage loans                                           374         455         380
     Proceeds from sales of investments
         Fixed maturities                                      15,472      14,110      10,840
         Equity securities                                        945         112         397
         Real estate held for sale                                 26           6         244
     Purchases of investments
         Fixed maturities                                     (23,623)    (22,556)    (17,836)
         Equity securities                                       (867)        (50)         (7)
         Mortgage loans                                          (355)       (287)       (264)
     Policy loans, net                                             39          41           9
     Short-term securities purchases, net                      (1,320)       (914)       (810)
     Other investments (purchases), sales, net                    (69)        103        (461)
     Securities transactions in course of settlement, net         529       1,086         944
---------------------------------------------------------------------------------------------
     Net Cash Used in Investing Activities                     (4,390)     (4,188)     (2,307)
---------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Contractholder fund deposits                               8,505       8,308       6,022
     Contractholder fund withdrawals                           (4,729)     (4,932)     (4,030)
     Capital contribution by parent                               172          --          --
     Dividends to parent company                                 (586)       (472)       (860)
---------------------------------------------------------------------------------------------
         Net Cash Provided by Financing Activities              3,362       2,904       1,132
---------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                    40          (4)         65
Cash at December 31, previous year                                146         150          85
---------------------------------------------------------------------------------------------
Cash at December 31, current year                            $    186    $    146    $    150
=============================================================================================

                 See Notes to Consolidated Financial Statements.

                                       F-5

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies used in the preparation of the accompanying financial statements follow.

BASIS OF PRESENTATION

The Travelers Insurance Company (TIC, together with its subsidiaries, the
Company), is a wholly owned subsidiary of Citigroup Insurance Holding
Corporation (CIHC), an indirect wholly owned subsidiary of Citigroup Inc.
(Citigroup), a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance entities of the Company are TIC and its subsidiaries, The Travelers Life and Annuity Company (TLAC), Primerica
Life Insurance Company (Primerica Life), and its subsidiaries, Primerica Life
Insurance Company of Canada, CitiLife Financial Limited (CitiLife) and National
Benefit Life Insurance Company (NBL). Significant intercompany transactions and balances have been eliminated.

At December 31, 2001, the Company was a wholly owned subsidiary of The Travelers
Insurance Group, Inc. (TIGI). On February 4, 2002, TIGI changed its name to
Travelers Property Casualty Corp. (TPC). TPC completed its initial public offering (IPO) on March 27, 2002 and on August 20, 2002 Citigroup made a tax-free distribution of the majority of its remaining interest in TPC, to
Citigroup's stockholders. Prior to the IPO, the common stock of TIC was distributed by TPC to CIHC so that TIC would remain an indirect wholly owned subsidiary of Citigroup. See Note 15.

The financial statements and accompanying footnotes of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with
GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the 2002 presentation.

ACCOUNTING CHANGES

BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS Effective January 1,
2002, the Company adopted the Financial Accounting Standards Board (FASB)
Statements of Financial Accounting Standards No. 141, "Business Combinations"
(FAS 141) and No. 142, "Goodwill and Other Intangible Assets" (FAS 142). These
standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives. See Note 6.

                                       F-6

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The Company stopped amortizing goodwill on January 1, 2002. During 2001, the
Company reversed $8 million of negative goodwill. Net income adjusted to exclude the impact of goodwill amortization for the twelve months ended December 31,
2001 is as follows:

                                                      Twelve Months
                                                          Ended
     ($ IN MILLIONS)                                December 31, 2001
                                                    -----------------
     Net income:
         Reported net income                             $1,272
         Negative goodwill reversal                          (8)
         Goodwill amortization                                7
                                                         ------
         Adjusted net income                             $1,271
                                                         ======

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Effective January 1, 2002, the Company adopted the FASB Statement of Financial
Accounting Standards No. 144, "Accounting for the Impairment or Disposal of
Long-Lived Assets" (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long-lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell. Depreciation (amortization) is to cease. Impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. Accordingly, discontinued
operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The provisions of the new standard are to be applied prospectively.

There has been no impact as of December 31, 2002 on the Company's results of operations, financial condition or liquidity due to this standard. The Company does not expect the impact of this standard to be significant in future reporting periods.

ACCOUNTING STANDARDS NOT YET ADOPTED

COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

On January 1, 2003, the Company adopted the FASB Statement of Financial
Accounting Standards No. 146, "Accounting for Costs Associated with Exit or
Disposal Activities" (FAS 146). FAS 146 requires that a liability for costs associated with exit or disposal activities, other than in a business combination, be recognized when the liability is incurred. Previous generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, FAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. It is not expected that FAS 146 will materially affect the Company's consolidated financial statements.

                                       F-7

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

STOCK BASED COMPENSATION

On January 1, 2003, the Company adopted the fair value recognition provisions of
Statement of Financial Accounting Standards No. 123 (FAS 123), prospectively for all awards granted, modified, or settled after December 31, 2002. The prospective method is one of the adoption methods provided for under FAS No.
148, "Accounting for Stock-Based Compensation - Transition and Disclosure,"
issued in December 2002. FAS 123 requires that compensation cost for all stock awards be calculated and recognized over the service period (generally equal to the vesting period). This compensation cost is determined using option pricing models, intended to estimate the fair value of the awards at the grant date.
Similar to APB 25, the alternative method of accounting, an offsetting increase to stockholders' equity under FAS 123 is recorded equal to the amount of compensation expense charged.

Had the Company applied FAS 123 in accounting for Citigroup stock options, net income would have been the pro forma amounts indicated below:

   -----------------------------------------------------------------------------
   YEAR ENDED DECEMBER 31,                           2002       2001       2000
   ($ IN MILLIONS)
   -----------------------------------------------------------------------------
   Net income, as reported                         $1,082     $1,272     $1,103
   FAS 123 pro forma adjustments, after tax            (9)       (15)       (19)
   -----------------------------------------------------------------------------
   Net income, pro forma                           $1,073     $1,257     $1,084
   -----------------------------------------------------------------------------

The assumptions used in applying FAS 123 to account for Citigroup stock options were as follows:

   -----------------------------------------------------------------------------
   YEAR ENDED DECEMBER 31,                           2002       2001       2000
   -----------------------------------------------------------------------------
   Expected volatility of Citigroup Stock           36.98%     38.31%      41.5%
   Risk-free interest rate                           3.65%      4.42%      6.23%
   -----------------------------------------------------------------------------
   Expected annual dividend per Citigroup share     $0.92      $0.92      $0.78
   -----------------------------------------------------------------------------
   Expected annual forfeiture rate                      7%         5%         5%
   -----------------------------------------------------------------------------

The adoption of this change in accounting principle will not have a significant impact on the Company's results of operations, financial condition or liquidity.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the FASB released FASB Interpretation No. 46 "Consolidation of
Variable Interest Entities" (FIN 46). This Interpretation changes the method of determining whether certain entities should be included in the Company's
Consolidated Financial Statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under FAS No. 94, "Consolidation of All
Majority-Owned Subsidiaries." A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

                                       F-8

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The provisions of FIN 46 are to be applied immediately to VIEs created after
January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. For any VIEs that must be consolidated under FIN
46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003.

The Company has investments in entities that may be considered to be variable interests. The carrying value of these investments is approximately $1.3 billion and primarily consists of interests in security and real estate investment funds, and below investment grade asset-backed and mortgage-backed securities, and a collateralized bond obligation. The Company is evaluating the impact of applying FIN 46 to existing VIEs in which it has variable interests and has not yet completed this analysis. However, at this time, it is anticipated that the effect on the Company's Consolidated Balance Sheets could be an increase of less than $1 billion to assets and liabilities. As the Company continues to evaluate the impact of applying FIN 46, additional entities may be identified that would need to be consolidated.

ACCOUNTING POLICIES

INVESTMENTS

Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities, including instruments subject to securities lending agreements (see
Note 4), are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, credited or charged directly to shareholder's equity. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes. If quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment are used to record fair value. Changes in assumptions could affect the fair values of fixed maturities. Impairments are realized when investment losses in value are deemed other-than-temporary. The Company conducts regular reviews to assess whether other-than-temporary impairments exist. Changing economic conditions - global, regional, or related to specific issuers or industries - could adversely affect these values.

Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely accepted securities data provider.

Equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market.

                                       F-9

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 2002 and 2001.

Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates fair value.

Trading securities and related liabilities are normally held for periods less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

Other invested assets include partnership investments and real estate joint ventures accounted for on the equity method of accounting. Undistributed income is reported in net investment income. Also included in other invested assets is an investment in Citigroup Preferred Stock. See Note 14.

Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, including financial futures contracts, swaps, options and forward contracts, as a means of hedging exposure to interest rate changes, equity price change and foreign currency risk. The
Company also uses derivative financial instruments to enhance portfolio income and replicate cash market investments. The Company, through Tribeca Citigroup
Investments Ltd., holds and issues derivative instruments in conjunction with these funding strategies. (See Note 12 for a more detailed description of the
Company's derivative use.) Derivative financial instruments in a gain position are reported in the consolidated balance sheet in other assets, derivative financial instruments in a loss position are reported in the consolidated balance sheet in other liabilities and derivatives purchased to offset embedded derivatives on variable annuity contracts are reported on other invested assets.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative has to be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged.

For fair value hedges, in which derivatives hedge the fair value of assets and liabilities, changes in the fair value of derivatives are reflected in realized investment gains and losses, together with changes in the fair value of the related hedged item. The Company primarily hedges available-for-sale securities.

                                       F-10

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

For cash flow hedges, the accounting treatment depends on the effectiveness of the hedge. To the extent that derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but are reported in the accumulated other changes in equity from nonowner sources in shareholder's equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in realized investment gains and losses. The Company primarily hedges foreign denominated funding agreements and floating rate available-for-sale securities.

For net investment hedges, in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the accounting treatment will similarly depend on the effectiveness of the hedge. The effective portion of the change in fair value of the derivative, including any premium or discount, is reflected in the accumulated other changes in equity from nonowner sources as part of the foreign currency translation adjustment in shareholder's equity. The ineffective portion is reflected in realized investment gains and losses.

Derivatives that are used to hedge instruments that are carried at fair value, do not qualify or are not designated as hedges, are also carried at fair value with changes in value reflected in realized investment gains and losses.

The effectiveness of these hedging relationships is evaluated on a retrospective and prospective basis using quantitative measures of correlation. If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any gains or losses attributable to such ineffectiveness as well as subsequent changes in fair value are recognized in realized investment gains and losses.

For those hedge relationships that are terminated, hedge designations removed, or forecasted transactions that are no longer expected to occur, the hedge accounting treatment described in the paragraphs above will no longer apply. For fair value hedges, any changes to the hedged item remain as part of the basis of the asset or liability and are ultimately reflected as an element of the yield.
For cash flow hedges, any changes in fair value of the end-user derivative remain in the accumulated other changes in equity from nonowner sources in shareholder's equity and are included in earnings of future periods when earnings are also affected by the variability of the hedged cash flow. If the hedged relationship is discontinued because a forecasted transaction will not occur when scheduled, any changes in fair value of the end-user derivative are immediately reflected in realized investment gains and losses.

FINANCIAL INSTRUMENTS WITH EMBEDDED DERIVATIVES:

The Company bifurcates an embedded derivative where the economic characteristics and risks of the embedded instrument are not clearly and closely related to the economic characteristics and risks of the host contract, the entire instrument would not otherwise be remeasured at fair value and a separate instrument with the same terms of the embedded instrument would meet the definition of a derivative under FAS 133.

The Company purchases investments that have embedded derivatives, primarily convertible debt securities. These embedded derivatives are carried at fair value with changes in value reflected in realized investment gains and losses.
Derivatives embedded in convertible debt securities are classified in the consolidated balance sheet as fixed maturity securities, consistent with the host instruments.

The Company markets certain insurance contracts that have embedded derivatives, primarily variable annuity contracts with put options. These embedded derivatives are carried at fair value with changes in value

                                       F-11

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

reflected in realized investment gains and losses. Derivatives embedded in variable annuity contracts are classified in the consolidated balance sheet as future policyholder benefits and claims.

Prior to the adoption of FAS 133 on January 1, 2001, end-user derivatives designated as qualifying hedges were accounted for consistently with the associated risk management strategy. Derivatives used for hedging purposes were generally accounted for using hedge accounting. Changes in value of the derivatives which were expected to substantially offset the changes in value of the hedged items qualified for hedge accounting. Hedges were monitored to ensure that there was a high correlation between the derivative instrument and the hedged investment. Derivatives that did not qualify for hedge accounting were marked to market with changes in market value reflected in the consolidated statement of income as realized gains and losses.

Payments to be received or made under interest rate swaps were accrued and recognized in net investment income. Swaps hedging available for sale securities were carried at fair value with unrealized gains and losses, net of taxes, charged directly to shareholder's equity. Interest rate and currency swaps hedging liabilities were treated as off-balance sheet instruments. Gains and losses arising from financial future contracts were used to adjust the basis of hedged investments and were recognized in net investment income over the life of the investment. Gains and losses arising from equity index options were marked to market with changes in market value reflected in realized investment gains and losses. Forward contracts hedging investments were marked to market based on changes in the spot rate with changes in market value reflected in realized investment gains and losses and any forward premium or discount was recognized in net investment income over the life of the contract. Gains and losses from forward contracts hedging foreign operations were carried at fair value with unrealized gains and losses, net of taxes, charged directly to shareholder's equity.

INVESTMENT GAINS AND LOSSES

Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Impairments are realized when investment losses in value are deemed other-than-temporary. The Company conducts regular reviews to assess whether other-than-temporary impairments exist. Changing economic conditions - global, regional, or related to specific issuers or industries - could adversely affect these investments. Also included in pre-tax revenues are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

DEFERRED ACQUISITION COSTS

Costs of acquiring traditional life and health insurance, universal life, corporate owned life insurance (COLI), deferred annuities and payout annuities are deferred. These deferred acquisition costs (DAC) include principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business. The method for determining amortization of deferred acquisition costs varies by product type based upon three different accounting pronouncements: Statement of Financial Accounting Standards No. 60, "Accounting
and Reporting by Insurance Enterprises" (FAS 60), Statement of Financial
Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs
Associated with Originating or Acquiring Loans and Initial Direct Costs of
Leases" (FAS 91) and Statement of Financial Accounting Standards No. 97,
"Accounting and Reporting by Insurance Enterprises for Certain Long Duration
Contracts and for Realized Gains and Losses from the Sale of Investments"
(FAS 97).

                                       F-12

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

DAC for deferred annuities, both fixed and variable, and payout annuities are amortized employing a level effective yield methodology per FAS 91 as permitted by AICPA Practice Bulletin 8. An amortization rate is developed using the outstanding DAC balance and projected account balances and is applied to actual account balances to determine the amount of DAC amortization. The projected account balances are derived using a model that contains assumptions related to investment returns and persistency. The model rate is evaluated periodically, at least annually, and the actual rate is reset in the following quarter and applied prospectively. A new amortization pattern is developed so that the DAC balances will be amortized over the remaining estimated life of the business.
DAC for these products is currently being amortized over 10-15 years.

DAC for universal life and COLI are amortized in relation to estimated gross profits from surrender charges, investment, mortality, and expense margins per
FAS 97. Actual profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization. Re-estimates of gross profits result in retrospective adjustments to earnings by a cumulative charge or credit to income. DAC for these products is currently being amortized over
16-25 years.

DAC relating to traditional life, including term insurance, and health insurance are amortized in relation to anticipated premiums per FAS 60. Assumptions as to the anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied over the life of the policy. DAC for these products is currently being amortized over 5-20 years.

DAC is reviewed to determine if it is recoverable from future income, including investment income, and if not recoverable, is charged to expenses. All other acquisition expenses are charged to operations as incurred. See Note 6.

VALUE OF INSURANCE IN FORCE

The value of insurance in force is an asset that was recorded in 1993 at the time of acquisition of the Company by Citigroup's predecessor. It represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuities contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate.
The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to
18%. Traditional life insurance is amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits;
and annuity contracts are amortized employing a level yield method. The value of insurance in force, which is included in other assets, is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income. See Note 6.

SEPARATE AND VARIABLE ACCOUNTS

Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at fair value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at fair value.

                                       F-13

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Amounts assessed to the separate account contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are included in other assets. Prior to the adoption of FASB Statements of Financial Accounting Standards No. 141, "Business
Combinations" (FAS 141) and No. 142, "Goodwill and Other Intangible Assets"
(FAS 142) in the first quarter of 2002, goodwill was being amortized on a straight-line basis principally over a 40-year period. The carrying amount of goodwill and other intangible assets is regularly reviewed for indication of impairment in value that in the view of management would be other-than-temporary. If it is determined that goodwill and other intangible assets are unlikely to be recovered, impairment is recognized on a discounted cash flow basis. See Note 6.

Upon adoption of FAS 141 and FAS 142, the Company stopped amortizing goodwill and intangible assets deemed to have an infinite useful life. Instead, these assets are subject to an annual review for impairment. Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives. See Note 1, Summary of Significant Accounting
Policies, Accounting Changes.

CONTRACTHOLDER FUNDS

Contractholder funds represent receipts from the issuance of universal life,
COLI, pension investment, guaranteed investment contracts (GIC), and certain deferred annuity contracts. For universal life and COLI contracts, contractholder fund balances are increased by receipts for mortality coverage, contract administration, surrender charges and interest accrued, where one or more of these elements are not fixed or guaranteed. These balances are decreased by withdrawals, mortality charges and administrative expenses charged to the contractholder. Interest rates credited to contractholder funds related to universal life and COLI range from 4.1% to 6.6%, with a weighted average interest rate of 4.5%.

Pension investment, GICs and certain annuity contracts do not contain significant insurance risks and are considered investment-type contracts.
Contractholder fund balances are increased by receipts and credited interest, and reduced by withdrawals and administrative expenses charged to the contractholder. Interest rates credited to those investment type contracts range from 1.45% to 10.0% with a weighted average interest rate of 4.9%.

FUTURE POLICY BENEFITS

Future policy benefits represent liabilities for future insurance policy benefits. The annuity payout reserves are calculated using the mortality and interest assumptions used in the actual pricing of the benefit. Mortality assumptions are based on Company experience and are adjusted to reflect deviations such as substandard mortality in structured settlement benefits. The interest rates range from 2.0% to 9.0% with a weighted average of 7.1% for these products. Traditional life products include whole life and term insurance.
Future policy benefits for traditional life products are estimated on the basis of actuarial assumptions as to mortality, persistency and interest, established at policy issue. Interest assumptions applicable to traditional life products range from 2.5% to 7.0%, with a weighted average of 3.6%. Assumptions established at policy issue as to mortality and persistency are based on the
Company's experience, which, together with interest assumptions, include a margin for adverse deviation. Appropriate recognition has been given to experience rating and reinsurance.

                                       F-14

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

GUARANTY FUND AND OTHER INSURANCE RELATED ASSESSMENTS

Included in other liabilities is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Company's share of premium written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At December 31, 2002 and 2001, the
Company had a liability of $22.6 million and $22.3 million, respectively, for guaranty fund assessments and a related premium tax offset recoverable of $4.2 million and $4.3 million, respectively. The assessments are expected to be paid over a period of three to five years and the premium tax offsets are expected to be realized over a period of 10 to 15 years.

PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company's insurance subsidiaries, domiciled principally in Connecticut and
Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The Company does not have any permitted statutory accounting practices.

PREMIUMS

Premiums are recognized as revenue when due. Premiums for contracts with a limited number of premium payments, due over a significantly shorter period than the period over which benefits are provided, are considered income when due. The portion of premium which is not required to provide for benefits and expenses is deferred and recognized in income in a constant relationship to insurance benefits in force.

FEE INCOME

Fee income is recognized on deferred annuity and universal life contracts for mortality, administrative and equity protection charges according to contract due dates. Fee income is recognized on variable annuity and universal life separate accounts either daily, monthly, quarterly or annually as per contract terms.

OTHER REVENUES

Other revenues include surrender penalties collected at the time of a contract surrender, and other miscellaneous charges related to annuity and universal life contracts recognized when received. Also included are revenues from unconsolidated non-insurance subsidiaries. Amortization of deferred income related to reinsured blocks of business are recognized in relation to anticipated premiums and are reported in other revenues.

CURRENT AND FUTURE INSURANCE BENEFITS

Current and future insurance benefits represent charges for mortality and morbidity related to fixed annuities, universal life, term life and health insurance benefits.

                                       F-15

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

INTEREST CREDITED TO CONTRACTHOLDERS

Interest credited to contractholders represents amounts earned by universal life, COLI, pension investment, GICS and certain deferred annuity contracts in accordance with contract provisions.

FEDERAL INCOME TAXES

The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

STOCK-BASED COMPENSATION

Prior to January 1, 2003, the Company applied Accounting Principles Board
Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its stock-based compensation plans. Under APB
25, there is generally no charge to earnings for employee stock option awards because the options granted under these plans have an exercise price equal to the market value of the underlying common stock on the grant date.
Alternatively, FAS No. 123, "Accounting for Stock-Based Compensation" (FAS 123),
allows companies to recognize compensation expense over the related service period based on the grant date fair value of the stock award.

2.  BUSINESS DISPOSITION

Effective July 1, 2000, the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company and its
subsidiary in the form of indemnity reinsurance arrangements. The proceeds were
$410 million, resulting in a deferred gain of approximately $150 million after-tax. The deferred gain is amortized in relation to anticipated premiums.
After-tax amortization amounted to $20 million, $21 million and $5 million in
2002, 2001 and 2000, respectively. Earned premiums were $24 million, $25 million and $138 million in 2002, 2001 and 2000, respectively.

3.  OPERATING SEGMENTS

The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the common ultimate parent, Citigroup Inc.

TRAVELERS LIFE & ANNUITY (TLA) core offerings include individual annuity, individual life, COLI and group annuity insurance products distributed by TIC and TLAC principally under the Travelers Life & Annuity name. Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including GICs, payout annuities, group annuities sold to employer-sponsored retirement and savings plans and structured finance transactions. The majority of the annuity business and a substantial portion of the life business written by TLA are accounted for as investment contracts,

                                       F-16

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

with the result that the deposits collected are reported as liabilities and are not included in revenues.

The PRIMERICA LIFE INSURANCE business segment consolidates the business of
Primerica Life, Primerica Life Insurance Company of Canada, CitiLife and NBL.
The Primerica Life Insurance business segment offers individual life products, primarily term insurance, to customers through a sales force of approximately
107,000 representatives. A great majority of the domestic licensed sales force works on a part-time basis.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1), except that management also includes receipts on long-duration contracts (universal life-type and investment contracts) as deposits along with premiums in measuring business volume. The amount of investments in equity method investees and total expenditures for additions to long- lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, and deferred tax assets, were not material.

                                       F-17

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

BUSINESS SEGMENT INFORMATION:
-------------------------------------------------------------------------------------------------------
AT AND FOR THE YEAR
ENDED DECEMBER 31, 2002                                  TRAVELERS LIFE &   PRIMERICA LIFE
 ($ IN MILLIONS)                                             ANNUITY          INSURANCE         TOTAL
-------------------------------------------------------------------------------------------------------

Business Volume:
     Premiums                                                $   730          $ 1,194          $ 1,924
     Deposits                                                 11,906               --           11,906
                                                             -------          -------          -------
Total business volume                                        $12,636          $ 1,194          $13,830
Net investment income                                          2,646              290            2,936
Interest credited to contractholders                           1,220               --            1,220
Amortization of deferred acquisition costs                       174              219              393
Total expenditures for deferred acquisition costs                556              323              879
Federal income taxes (FIT) on operating income                   325              209              534
Operating income (excludes realized gains or
      losses and the related FIT)                            $   884          $   407          $ 1,291
Segment Assets                                               $74,562          $ 8,433          $82,995
-------------------------------------------------------------------------------------------------------

BUSINESS SEGMENT INFORMATION:
-------------------------------------------------------------------------------------------------------
AT AND FOR THE YEAR
ENDED DECEMBER 31, 2001                                  TRAVELERS LIFE &   PRIMERICA LIFE
($ IN MILLIONS)                                              ANNUITY          INSURANCE         TOTAL
-------------------------------------------------------------------------------------------------------

Business Volume:
     Premiums                                                $   957          $ 1,145          $ 2,102
     Deposits                                                 13,067               --           13,067
                                                             -------          -------          -------
Total business volume                                        $14,024          $ 1,145          $15,169
Net investment income                                          2,530              301            2,831
Interest credited to contractholders                           1,179               --            1,179
Amortization of deferred acquisition costs                       171              208              379
Total expenditures for deferred acquisition costs                553              298              851
Federal income taxes (FIT) on operating income                   377              209              586
Operating income (excludes realized gains or
      losses and the related FIT)                            $   801          $   399          $ 1,200
Segment Assets                                               $69,836          $ 8,030          $77,866
-------------------------------------------------------------------------------------------------------

                                       F-18

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

-------------------------------------------------------------------------------------------------------
AT AND FOR THE YEAR
ENDED DECEMBER 31, 2000                                  TRAVELERS LIFE &   PRIMERICA LIFE
($ IN MILLIONS)                                              ANNUITY          INSURANCE         TOTAL
-------------------------------------------------------------------------------------------------------

Business Volume:
     Premiums                                                $   860          $ 1,106          $ 1,966
     Deposits                                                 11,536               --           11,536
                                                             -------          -------          -------
Total business volume                                        $12,396          $ 1,106          $13,502
Net investment income                                          2,450              280            2,730
Interest credited to contractholders                           1,038               --            1,038
Amortization of deferred acquisition costs                       166              181              347
Total expenditures for deferred acquisition costs                520              272              792
Federal income taxes (FIT) on operating income                   381              197              578
Operating income (excludes realized gains or
     losses and the related FIT)                             $   777          $   376          $ 1,153
Segment Assets                                               $62,771          $ 7,522          $70,293
-------------------------------------------------------------------------------------------------------

                                       F-19

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

----------------------------------------------------------------------------------------------
BUSINESS SEGMENT RECONCILIATION:
($ IN MILLIONS)                                          AT AND FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------

BUSINESS VOLUME AND REVENUES                                   2002         2001         2000
----------------------------------------------------------------------------------------------
Total business volume                                       $ 13,830     $ 15,169     $ 13,502
Other revenues, including fee income                             696          644          635
Elimination of deposits                                      (11,906)     (13,067)     (11,536)
                                                            --------     --------     --------
Revenue from external sources                                  2,620        2,746        2,601
Net investment income                                          2,936        2,831        2,730
Realized investment gains (losses)                              (322)         125          (77)
==============================================================================================
      Total revenues                                        $  5,234     $  5,702     $  5,254
==============================================================================================

OPERATING INCOME
----------------------------------------------------------------------------------------------
Total operating income of business segments                 $  1,291     $  1,200     $  1,153
Realized investment gains (losses), net of tax                  (209)          81          (50)
Cumulative effect of change in accounting for
  derivative instruments and hedging activities,
  net of tax                                                      --           (6)          --
Cumulative effect of change in accounting for
  securitized financial assets, net of tax                        --           (3)          --
----------------------------------------------------------------------------------------------
      Income from continuing operations                     $  1,082     $  1,272     $  1,103
==============================================================================================

ASSETS
----------------------------------------------------------------------------------------------
Total assets of business segments                           $ 82,995     $ 77,866     $ 70,293
==============================================================================================

BUSINESS VOLUME AND REVENUES
----------------------------------------------------------------------------------------------
Individual Annuities                                        $  6,307     $  7,166     $  7,101
Group Annuities                                                7,285        8,383        6,563
Individual Life and Health Insurance and COLI                  3,116        2,970        2,550
Other (a)                                                        432          250          576
Elimination of deposits                                      (11,906)     (13,067)     (11,536)
----------------------------------------------------------------------------------------------
      Total revenue                                         $  5,234     $  5,702     $  5,254
==============================================================================================

(a) Other represents revenue attributable to unallocated capital and run-off businesses.

The Company's revenue was derived almost entirely from U.S. domestic business.
Revenue attributable to foreign countries was insignificant.

The Company had no transactions with a single customer representing 10% or more of its revenue.

                                       F-20

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

4.   INVESTMENTS

FIXED MATURITIES

The amortized cost and fair value of investments in fixed maturities were as follows:

--------------------------------------------------------------------------------------------------------
                                                                        GROSS        GROSS
DECEMBER 31, 2002                                        AMORTIZED    UNREALIZED   UNREALIZED     FAIR
($ IN MILLIONS)                                            COST         GAINS        LOSSES       VALUE
--------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
     Mortgage-backed securities - CMOs and
     pass-through securities                              $ 6,975      $   434      $     2      $ 7,407
     U.S. Treasury securities and obligations of
     U.S. Government and government agencies and            2,402           39           19        2,422
     authorities
     Obligations of states, municipalities and
     political subdivisions                                   297           22            0          319
     Debt securities issued by foreign governments
                                                              365           30            2          393
     All other corporate bonds                             20,894          982          608       21,268
     Other debt securities                                  4,348          229           66        4,511
     Redeemable preferred stock                               147            1           34          114
--------------------------------------------------------------------------------------------------------
Total Available For Sale                                  $35,428      $ 1,737      $   731      $36,434
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                        GROSS        GROSS
DECEMBER 31, 2001                                        AMORTIZED    UNREALIZED   UNREALIZED     FAIR
($ IN MILLIONS)                                            COST         GAINS        LOSSES       VALUE
--------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
     Mortgage-backed securities - CMOs and
     pass-through securities                              $ 6,654      $   116      $    57      $ 6,713
     U.S. Treasury securities and obligations of
     U.S. Government and government agencies and
     authorities                                            1,677            8           63        1,622
     Obligations of states, municipalities and
     political subdivisions                                   108            4            1
                                                                                                     111
     Debt securities issued by foreign governments
                                                              810           46            5          851
     All other corporate bonds                             17,904          482          260       18,126
     Other debt securities                                  4,406          154           86        4,474
     Redeemable preferred stock                               171           12            8          175
--------------------------------------------------------------------------------------------------------
         Total Available For Sale                         $31,730      $   822      $   480      $32,072
--------------------------------------------------------------------------------------------------------

                                       F-21

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Proceeds from sales of fixed maturities classified as available for sale were
$15.5 billion, $14.1 billion and $10.8 billion in 2002, 2001 and 2000, respectively. Gross gains of $741 million, $633 million and $213 million and gross losses of $309 million, $273 million and $407 million in 2002, 2001 and
2000, respectively, were realized on those sales. Additional losses of $639 million, $153 million and $25 million in 2002, 2001 and 2000, respectively, were realized due to other-than-temporary losses in value. Impairment activity increased significantly beginning in the fourth quarter of 2001 and continued
throughout 2002. Impairments were concentrated in telecommunication and energy company investments.

Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote is not available amounted to $5.1 billion and $4.6 billion at
December 31, 2002 and 2001, respectively.

The amortized cost and fair value of fixed maturities at December 31, 2002, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   ---------------------------------------------------------------------------
                                                      AMORTIZED
   ($ IN MILLIONS)                                       COST       FAIR VALUE
   ---------------------------------------------------------------------------
   MATURITY:
        Due in one year or less                         $2,572        $2,605
        Due after 1 year through 5 years                10,162        10,430
        Due after 5 years through 10 years               8,591         8,768
        Due after 10 years                               7,128         7,224
   ---------------------------------------------------------------------------
                                                        28,453        29,027
   ---------------------------------------------------------------------------
        Mortgage-backed securities                       6,975         7,407
   ---------------------------------------------------------------------------
            Total Maturity                             $35,428       $36,434
   ---------------------------------------------------------------------------

The Company makes investments in collateralized mortgage obligations (CMOs).
CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class and last cash flow tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The
Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

At December 31, 2002 and 2001, the Company held CMOs classified as available for sale with a fair value of $4.7 billion and $4.5 billion, respectively.
Approximately 35% and 38%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 2002 and 2001.
In addition, the Company held $2.6 billion and $2.1 billion of GNMA, FNMA or
FHLMC mortgage-backed pass-through securities at December 31, 2002 and 2001, respectively. All of these securities are rated AAA.

                                       F-22

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The
Company generally receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and reinvests it in short-term securities. The loaned securities remain a recorded asset of the Company, however, the Company records a liability for the amount of the cash collateral held, representing its obligation to return the cash collateral related to these loaned securities, and reports that liability as part of other liabilities in the consolidated balance sheet. At December 31, 2002 and 2001, the Company held cash collateral of $2.8 billion and $2.4 billion, respectively.

EQUITY SECURITIES

The cost and fair values of investments in equity securities were as follows:

 ---------------------------------------------------------------------------------------------
 EQUITY SECURITIES:                                GROSS UNREALIZED  GROSS UNREALIZED   FAIR
 ($ IN MILLIONS)                            COST         GAINS            LOSSES       VALUE
 ---------------------------------------------------------------------------------------------

 DECEMBER 31, 2002
      Common stocks                          $48           $9               $7           $50
      Non-redeemable preferred stocks        280            8                6           282
 ---------------------------------------------------------------------------------------------
          Total Equity Securities           $328          $17              $13          $332
 ---------------------------------------------------------------------------------------------

 DECEMBER 31, 2001
      Common stocks                          $96          $11               $6          $101
      Non-redeemable preferred stocks        375            8               12           371
 ---------------------------------------------------------------------------------------------
          Total Equity Securities           $471          $19              $18          $472
 ---------------------------------------------------------------------------------------------

Proceeds from sales of equity securities were $945 million, $112 million and
$397 million in 2002, 2001 and 2000, respectively. Gross gains of $8 million,
$10 million and $107 million and gross losses of $4 million, $13 million and $9 million in 2002, 2001 and 2000, respectively, were realized on those sales.
Additional losses of $19 million, $96 million and $7 million in 2002, 2001 and
2000, respectively, were realized due to other-than-temporary losses in value.

MORTGAGE LOANS AND REAL ESTATE

At December 31, 2002 and 2001, the Company's mortgage loan and real estate portfolios consisted of the following:

 ----------------------------------------------------------------------------
 ($ IN MILLIONS)                                        2002          2001
 ----------------------------------------------------------------------------

 Current Mortgage Loans                                $1,941        $1,976
 Underperforming Mortgage Loans                            44            19
 ----------------------------------------------------------------------------
      Total Mortgage Loans                              1,985         1,995
 ----------------------------------------------------------------------------

 Real Estate - Foreclosed                                  17            42
 Real Estate - Investment                                  19            13
 ----------------------------------------------------------------------------
      Total Real Estate                                    36            55
 ----------------------------------------------------------------------------
      Total Mortgage Loans and Real Estate             $2,021        $2,050
 ============================================================================

Underperforming mortgage loans include delinquent mortgage loans over 90 days past due, loans in the process of foreclosure and loans modified at interest rates below market.

                                       F-23

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Aggregate annual maturities on mortgage loans at December 31, 2002 are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

        -----------------------------------------------------------
        YEAR ENDING DECEMBER 31,
        ($ IN MILLIONS)
        -----------------------------------------------------------
        Past Maturity                                    $13
        2003                                             183
        2004                                             156
        2005                                             123
        2006                                             198
        2007                                             135
        Thereafter                                     1,177
        -----------------------------------------------------------
             Total                                    $1,985
        ===========================================================

TRADING SECURITIES

Trading securities of the Company are held in Tribeca Citigroup Investments Ltd.
The assets and liabilities are valued at fair value as follows:

($ IN MILLIONS)                                 Fair value as of      Fair value as of
---------------                                 December 31, 2002     December 31, 2001
                                                -----------------     -----------------
ASSETS
    Trading securities
       Convertible bond arbitrage                     $1,442                $1,798
       Merger arbitrage                                   47                    80
       Other                                              42                     2
                                                      ------                ------
                                                      $1,531                $1,880
                                                      ======                ======
LIABILITIES
    Trading securities sold not yet purchased
       Convertible bond arbitrage                     $  520                $  836
       Merger arbitrage                                   13                    51
       Other                                              65                     4
                                                      ------                ------
                                                      $  598                $  891
                                                      ======                ======

The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. See Note 12.

                                       F-24

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

OTHER INVESTED ASSETS

Other invested assets are composed of the following:

  --------------------------------------------------------------------------
  ($ IN MILLIONS)                                       2002           2001
  --------------------------------------------------------------------------
  Investment in Citigroup preferred stock            $3,212           $987
  Partnership investments                             1,269            949
  Real estate joint ventures                            390            520
  Other                                                  38             29
  --------------------------------------------------------------------------
  Total                                              $4,909         $2,485
  --------------------------------------------------------------------------

CONCENTRATIONS

At December 31, 2002 and 2001, the Company had an investment in Citigroup
Preferred Stock of $3.2 billion and $987 million, respectively. See Note 14.

The Company maintains a short-term investment pool for its insurance affiliates in which the Company also participates. See Note 14.

The Company had concentrations of investments, excluding those in federal and government agencies, primarily fixed maturities at fair value, in the following industries:

  --------------------------------------------------------------------------
  ($ IN MILLIONS)                                       2002           2001
  --------------------------------------------------------------------------
  Electric Utilities                                 $3,979         $3,883
  Finance                                             3,681          1,633
  Banking                                             1,900          1,944
  --------------------------------------------------------------------------

The Company held investments in foreign banks in the amount of $869 million and
$954 million at December 31, 2002 and 2001, respectively, which are included in the table above. The Company defines its below investment grade assets as those securities rated Ba1 by Moody's Investor Services (or its equivalent) or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade. Below investment grade assets included in the categories of the preceding table include $878 million and $358 million in Electric Utilities at December 31, 2002 and 2001, respectively, and total below investment grade assets were $3.8 billion and $2.3 billion at December 31,
2002 and 2001, respectively.

Included in mortgage loans were the following group concentrations:

  --------------------------------------------------------------------------
  ($ IN MILLIONS)                                       2002           2001
  --------------------------------------------------------------------------
  STATE
  California                                           $788           $788

  PROPERTY TYPE
  Agricultural                                       $1,212         $1,131

                                       F-25

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, credit limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

NON-INCOME PRODUCING INVESTMENTS
Investments included in the consolidated balance sheets that were non-income producing amounted to $58.5 million and $27.7 million at December 31, 2002 and
2001, respectively.

RESTRUCTURED INVESTMENTS
The Company had mortgage loans and debt securities that were restructured at below market terms at December 31, 2002 and 2001. The balances of the restructured investments were insignificant. The new terms typically defer a portion of contract interest payments to varying future periods. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans was insignificant in 2002 and 2001. Interest on these assets, included in net investment income, was also insignificant in 2002 and 2001.

NET INVESTMENT INCOME

  -----------------------------------------------------------------------------
  FOR THE YEAR ENDED DECEMBER 31,                     2002      2001      2000
  ($ IN MILLIONS)
  -----------------------------------------------------------------------------

  GROSS INVESTMENT INCOME
       Fixed maturities                              $2,359    $2,328    $2,061
       Mortgage loans                                   167       210       223
       Trading                                            9       131       208
       Joint ventures and partnerships                  203        71       150
       Citigroup preferred stock                        178        53        53
       Other, including policy loans                    104       165       184
  -----------------------------------------------------------------------------
  Total gross investment income                       3,020     2,958     2,879
  -----------------------------------------------------------------------------
  Investment expenses                                    84       127       149
  -----------------------------------------------------------------------------
  Net investment income                              $2,936    $2,831    $2,730
  -----------------------------------------------------------------------------

REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

Net realized investment gains (losses) for the periods were as follows:

  -----------------------------------------------------------------------------
  FOR THE YEAR ENDED DECEMBER 31,                     2002      2001      2000
  ($ IN MILLIONS)
  -----------------------------------------------------------------------------

  REALIZED INVESTMENT GAINS (LOSSES)
       Fixed maturities                              $(207)     $207     $(219)
       Equity securities                               (15)      (99)       91
       Mortgage loans                                   --         5        27
       Real estate held for sale                         8         3        25
       Derivatives                                     (77)       14        --
       Other                                           (31)       (5)       (1)
  -----------------------------------------------------------------------------
         Total realized investment gains (losses)    $(322)     $125      $(77)
  -----------------------------------------------------------------------------

                                       F-26

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Changes in net unrealized investment gains (losses) that are reported in accumulated other changes in equity from nonowner sources were as follows:

  ------------------------------------------------------------------------------
  FOR THE YEAR ENDED DECEMBER 31,                        2002    2001     2000
  ($ IN MILLIONS)
  ------------------------------------------------------------------------------

  UNREALIZED INVESTMENT GAINS (LOSSES)
       Fixed maturities                                  $664     $85     $891
       Equity securities                                    3      40     (132)
       Other                                               31     (20)      13
  ------------------------------------------------------------------------------
         Total unrealized investment gains (losses)       698      105     772
  ------------------------------------------------------------------------------
       Related taxes                                      243       37     271
  ------------------------------------------------------------------------------
       Change in unrealized investment gains (losses)     455       68     501
       Balance beginning of year                          171      103    (398)
  ------------------------------------------------------------------------------
         Balance end of year                             $626     $171    $103
  ------------------------------------------------------------------------------

5.  REINSURANCE

Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance.
Reinsurance involves credit risk and the Company monitors the financial condition of these reinsurers on an ongoing basis. The Company remains primarily liable as the direct insurer on all risks reinsured.

Since 1997 universal life business has been reinsured under an 80%/20% quota share reinsurance program and term life business has been reinsured under a
90%/10% quota share reinsurance program. Maximum retention of $2.5 million is generally reached on policies in excess of $12.5 million for universal life, and in excess of $25.0 million for term insurance. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $2.5 million. Total in-force business ceded under reinsurance contracts is $321.9 billion and $285.7 billion at December 31, 2002 and 2001.

Effective July 1, 2000 the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company and its
subsidiary in the form of indemnity reinsurance arrangements. Written premiums ceded per these arrangements were $231.8 million and $233.3 million in 2002 and
2001, respectively, and earned premiums ceded were $233.8 million and $240.1 million in 2002 and 2001, respectively.

The Company also reinsures the guaranteed minimum death benefit (GMDB) on its variable annuity product. Total variable annuity account balances with GMDB is
$19.1 billion, of which $12.4 billion or 65% is reinsured at December 31, 2002.
GMDB is payable upon the death of a contractholder. When the benefit payable is greater than the account value of the variable annuity, the difference is called the net amount at risk (NAR). NAR totals $4.6 billion at December 31, 2002, of which $3.8 billion or 82% is reinsured. During 2002, substantially all new contracts written were not reinsured.

Through TIC, the Company writes workers' compensation business. This business is reinsured through a 100% quota-share agreement with the insurance subsidiaries of TPC.

                                       F-27

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

A summary of reinsurance financial data reflected within the consolidated statements of income and balance sheets is presented below ($ in millions):

                                              FOR THE YEARS ENDING DECEMBER 31,
WRITTEN PREMIUMS                                2002         2001         2000
-------------------------------------------------------------------------------

Direct                                        $ 2,610      $ 2,848      $ 2,634
Assumed from:
     Non-affiliated companies                      --            1           --
Ceded to:
     Travelers Indemnity Company                  (83)        (146)        (195)
     Non-affiliated companies                    (614)        (591)        (465)
-------------------------------------------------------------------------------
Total Net Written Premiums                    $ 1,913      $ 2,112      $ 1,974
===============================================================================

EARNED PREMIUMS                                 2002         2001         2000
-------------------------------------------------------------------------------

Direct                                        $ 2,652      $ 2,879      $ 2,644
Assumed from:
     Non-affiliated companies                      --            1           --
Ceded to:
     Travelers Indemnity Company                 (109)        (180)        (216)
     Non-affiliated companies                    (619)        (598)        (462)
-------------------------------------------------------------------------------
Total Net Earned Premiums                     $ 1,924      $ 2,102      $ 1,966
===============================================================================

Travelers Indemnity Company was an affiliate in 2001, 2000 and for part of 2002.
See Note 15.

Reinsurance recoverables at December 31, 2002 and 2001 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):

  REINSURANCE RECOVERABLES                                2002          2001
  -----------------------------------------------------------------------------

  Life and Accident and Health Business:
       Non-affiliated companies                          $2,589        $2,282
  Property-Casualty Business:
       Travelers Indemnity Company                        1,712         1,881
  -----------------------------------------------------------------------------
  Total Reinsurance Recoverables                         $4,301        $4,163
  =============================================================================

Reinsurance recoverables for the life and accident and health business include
$1,351 million and $1,060 million from General Electric Capital Assurance
Company, and also include $472 million and $500 million, from The Metropolitan
Life Insurance Company at December 31, 2002 and 2001, respectively.

6.  DEFERRED ACQUISITION COSTS AND VALUE OF INSURANCE IN FORCE

The Company has two intangible, amortizable assets, DAC and the value of insurance in force. The following is a summary of capitalized DAC by type.

                                       F-28

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                                Deferred &
                                 Payout      UL &     Traditional Life
 IN MILLIONS OF DOLLARS         Annuities    COLI         & Other        Total
 -------------------------------------------------------------------------------
                               -------------------------------------------------
 Balance December 31, 2000        $ 896      $299        $1,794         $2,989
                               -------------------------------------------------

        Deferred expenses
             and other              385       142           324            851
       Amortization expense        (144)      (11)         (224)          (379)

                               -------------------------------------------------
 Balance December 31, 2001        1,137       430         1,894          3,461

        Deferred expenses
             and other              348       172           348            868
       Amortization expense        (132)      (24)         (237)          (393)

                               -------------------------------------------------
 Balance December 31, 2002       $1,353      $578        $2,005         $3,936
 -------------------------------------------------------------------------------

The value of insurance in force totaled $130 milllion and $144 million at
December 31, 2002 and 2001, respectively, and is included in other assets.
Amortization expense on the value of insurance in force was $25 million and $26 million for the twelve months ended December 31, 2002 and 2001, respectively.
Amortization expense related to the value of insurance in force is estimated to be $20 million in 2003, $18 million in 2004, $16 million in 2005, $13 million in
2006 and $12 million in 2007. In 2002 there was an opening balance sheet reclassification between DAC and the value of insurance in force in the amount of $11 million. This had no impact on results of operations or shareholder's equity.

7.  DEPOSIT FUNDS AND RESERVES

At December 31, 2002 and 2001, the Company had $38.8 billion and $34.1 billion of life and annuity deposit funds and reserves, respectively. Of that total,
$21.8 billion and $19.1 billion is not subject to discretionary withdrawal based on contract terms. The remaining $17.0 billion and $15.0 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amounts that are subject to discretionary withdrawal is $5.7 billion and $4.2 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional
$5.5 billion and $5.0 billion of life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 4.7% and 4.7%, respectively. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $5.8 billion and $5.8 billion of liabilities are surrenderable without charge.
Approximately 10.0% and 10.2% of these relate to individual life products for
2002 and 2001, respectively. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

Included in contractholder funds and in the preceding paragraph are GICs totaling $10.9 billion. The scheduled maturities for these GICs, including interest, are $4.5 billion, $1.5 billion, $1.3 billion, $1.4 billion and $4.0 billion in 2003, 2004, 2005, 2006 and thereafter. These GICs have a weighted average interest rate of 4.81% at December 31, 2002.

                                       F-29

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

8.  FEDERAL INCOME TAXES

     EFFECTIVE TAX RATE

     ($ IN MILLIONS)

     ---------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31,            2002        2001         2000
     ---------------------------------------------------------------------------
     Income before federal income taxes        $1,503      $1,911       $1,654
     Statutory tax rate                            35%         35%         35%
     ---------------------------------------------------------------------------
     Expected federal income taxes                526         669          579
     Tax effect of:
          Non-taxable investment income           (62)        (20)         (19)
          Tax reserve release                     (43)        (18)         (12)
          Other, net                               --          (1)           3
     ---------------------------------------------------------------------------
     Federal income taxes                        $421        $630         $551
     ===========================================================================
     Effective tax rate                            28%         33%          33%
     ---------------------------------------------------------------------------

     COMPOSITION OF FEDERAL INCOME TAXES
     Current:
          United States                          $217        $424         $429
          Foreign                                  19          47           33
     ---------------------------------------------------------------------------
          Total                                   236         471          462
     ---------------------------------------------------------------------------
     Deferred:
          United States                           182         166           96
          Foreign                                   3          (7)          (7)
     ---------------------------------------------------------------------------
          Total                                   185         159           89
     ---------------------------------------------------------------------------
     Federal income taxes                        $421        $630         $551
     ===========================================================================

Additional tax benefits (expense) attributable to employee stock plans allocated directly to shareholder's equity for the years ended December 31, 2002, 2001 and
2000 were $(17) million, $21 million and $24 million, respectively.

                                       F-30

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The net deferred tax liabilities at December 31, 2002 and 2001 were comprised of the tax effects of temporary differences related to the following assets and liabilities:

--------------------------------------------------------------------------------
($ IN MILLIONS)                                                 2002     2001
--------------------------------------------------------------------------------

Deferred Tax Assets:
  Benefit, reinsurance and other reserves                        $422     $539
  Operating lease reserves                                         57       62
  Employee benefits                                               199      104
  Other                                                           289      158
--------------------------------------------------------------------------------
      Total                                                       967      863
--------------------------------------------------------------------------------

Deferred Tax Liabilities:
  Deferred acquisition costs and value of insurance in force   (1,097)    (968)
  Investments, net                                             (1,180)    (215)
  Other                                                          (138)     (89)
--------------------------------------------------------------------------------
      Total                                                    (2,415)  (1,272)
--------------------------------------------------------------------------------
Net Deferred Tax Liability                                    $(1,448)   $(409)
--------------------------------------------------------------------------------

The Company and its subsidiaries file a consolidated federal income tax return with Citigroup Inc. Federal income taxes are allocated to each member of the consolidated group, according to the Tax Sharing Agreement, on a separate return basis adjusted for credits and other amounts required by the Agreement.

At December 31, 2002 and 2001, the Company had no ordinary or capital loss carryforwards.

The policyholders' surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately
$932 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not currently contemplated from this account. At current rates the maximum amount of such tax would be approximately $326 million.

                                       F-31

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

9.   SHAREHOLDER'S EQUITY

SHAREHOLDER'S EQUITY AND DIVIDEND AVAILABILITY

The Company's statutory net income, which includes the statutory net income of all insurance subsidiaries, was $256 million, $330 million and $981 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company's statutory capital and surplus was $6.9 billion and $5.1 billion at December 31,
2002 and 2001, respectively.

Effective January 1, 2001, the Company began preparing its statutory basis financial statements in accordance with the National Association of Insurance
Commissioners' ACCOUNTING PRACTICES AND PROCEDURES MANUAL - VERSION EFFECTIVE
JANUARY 1, 2001, subject to any deviations prescribed or permitted by its domicilary insurance commissioners (see Note 1, Summary of Significant
Accounting Policies, Permitted Statutory Accounting Practices). The impact of this change on the Company's statutory capital and surplus was not significant.
The impact of this change on statutory net income was $119 million in 2001, related to recording equity method investment earnings as unrealized gains versus net investment income.

The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. A maximum of $966 million is available by the end of the year 2003 for such dividends without prior approval of the State of Connecticut Insurance Department, depending upon the amount and timing of the payments. TLAC may not pay a dividend to TIC without such approval. Primerica Life may pay up to $148 million to TIC in 2003 without prior approval of the Massachusetts Insurance Department. The Company paid dividends of $586 million, $472 million and $860 million in 2002, 2001 and 2000, respectively.

In connection with the TPC IPO and distribution, the Company's additional paid-in capital increased $1,596 million during 2002 as follows:

     ($ IN MILLIONS)
     ---------------
     Citigroup Series YYY Preferred Stock            $2,225
     TLA Holdings LLC                                   142
     Cash and other assets                              189
     Pension, post-retirement, and post-
           employment benefits payable                 (279)
     Deferred tax assets                                 98
     Deferred tax liabilities                          (779)
                                                     ------
                                                     $1,596

     See Note 15.

                                       F-32

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

9.  SHAREHOLDER'S EQUITY (CONTINUED)

Accumulated Other Changes in Equity from Nonowner Sources, Net of Tax

Changes in each component of Accumulated Other Changes in Equity from Nonowner
Sources were as follows:

                                                   NET UNREALIZED                                           ACCUMULATED OTHER
                                                   GAIN (LOSS) ON   FOREIGN CURRENCY   DERIVATIVE           CHANGES IN EQUITY
($ IN MILLIONS)                                    INVESTMENT       TRANSLATION        INSTRUMENTS AND      FROM NONOWNER
                                                   SECURITIES       ADJUSTMENTS        HEDGING ACTIVITIES   SOURCES
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                             $(397)          $  (1)               $  --                $(398)
Unrealized gains on investment securities,
   net of tax of $297                                    451              --                   --                  451
Reclassification adjustment for losses
   included in net income, net of tax of $(27)            50              --                   --                   50
Foreign currency translation adjustment, net
   of tax of $1                                           --               1                   --                    1
-----------------------------------------------------------------------------------------------------------------------------
PERIOD CHANGE                                            501               1                   --                  502
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                               104              --                   --                  104
Cumulative effect of change in accounting
   for derivative instruments and hedging
   activities, net of tax of $(16)                        14              --                  (43)                 (29)
Unrealized gains on investment securities,
   net of tax of $80                                     149              --                   --                  149
Reclassification adjustment for gains
   included in net income, net of tax of $44             (81)             --                   --                  (81)
Foreign currency translation adjustment, net
   of tax of $(2)                                         --              (3)                  --                   (3)
Derivative instrument hedging activity
   losses, net of tax of $(35)                            --              --                  (66)                 (66)
-----------------------------------------------------------------------------------------------------------------------------
PERIOD CHANGE                                             82              (3)                (109)                 (30)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                               186              (3)                (109)                  74
Unrealized gains on investment securities,
   net of tax of $132                                    246              --                   --                  246
Reclassification adjustment for losses
   included in net income, net of tax of $(113)          209              --                   --                  209
Foreign currency translation adjustment, net
   of tax of $2                                           --               3                   --                    3
Derivative instrument hedging activity losses,
net of tax of $(42)                                       --              --                  (78)                 (78)
-----------------------------------------------------------------------------------------------------------------------------
PERIOD CHANGE                                            455               3                  (78)                 380
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                             $ 641           $  --                $(187)               $ 454
-----------------------------------------------------------------------------------------------------------------------------

                                       F-33

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

10.  BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. The Company's share of the expense related to this plan was insignificant in 2002, 2001 and 2000.

The Company also participates in a non-qualified, noncontributory defined benefit pension plan sponsored by Citigroup. During 2002, the Company assumed
TPC's share of the non-qualified pension plan related to inactive employees of the former Travelers Insurance entities as part of the TPC spin-off. The
Company's share of net expense for this plan was $10 million in 2002, and insignificant in 2001 and 2000.

In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by Citigroup. The Company assumed
TPC's share of the postretirement benefits related to inactive employees of the former Travelers Insurance entities during 2002 as part of the TPC spin-off. The
Company's share of net expense for the other postretirement benefit plans was
$18 million in 2002 and not significant for 2001 and 2000.

401(k) SAVINGS PLAN

Substantially all of the Company's employees are eligible to participate in a
401(k) savings plan sponsored by Citigroup. The Company's expenses in connection with the 401(k) savings plan were not significant in 2002, 2001 and 2000. See
Note 14.

11.  LEASES

Most leasing functions for the company are administered by a Citigroup subsidiary at December 31, 2002. Net rent expense for the Company was $24 million, $26 million, and $26 million in 2002, 2001 and 2000, respectively.

--------------------------------------------------------------------------------
YEAR ENDING DECEMBER 31,             MINIMUM OPERATING        MINIMUM CAPITAL
($ IN MILLIONS)                       RENTAL PAYMENTS         RENTAL PAYMENTS
--------------------------------------------------------------------------------
2003                                       $ 43                     $ 5
2004                                         42                       5
2005                                         47                       5
2006                                         54                       5
2007                                         54                       6
Thereafter                                  131                      24
--------------------------------------------------------------------------------
Total Rental Payments                      $371                     $50
================================================================================

Future sublease rental income of approximately $66 million will partially offset these commitments. Also, the Company will be reimbursed for 50% of the rental expense for a particular lease, totaling $164 million, by an affiliate.

                                       F-34

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

12. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses derivative financial instruments, including financial futures contracts, swaps, options and forward contracts, as a means of hedging exposure to interest rate changes, equity price changes and foreign currency risk. The
Company also uses derivative financial instruments to enhance portfolio income and replicate cash market investments. The Company, through Tribeca Citigroup
Investments Ltd., holds and issues derivative instruments in conjunction with these funding strategies.

The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates that arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts, which offset asset price changes resulting from changes in market interest rates until an investment is purchased, or a product is sold. Futures contracts are commitments to buy or sell at a future date a financial instrument, at a contracted price, and may be settled in cash or through delivery.

The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the Company enters long positions in equity option contracts with major financial institutions.
These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poor's 500 Index falls below agreed upon strike prices.

Currency option contracts are used on an ongoing basis to hedge the Company's exposure to foreign currency exchange rates that result from the Company's direct foreign currency investments. To hedge against adverse changes in exchange rates, the Company enters contracts that give it the right, but not the obligation, to sell the foreign currency within a limited time at a contracted price that may also be settled in cash, based on differentials in the foreign exchange rate. These contracts cannot be settled prior to maturity.

The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. The Company also enters into basis swaps in which both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date.

The Company enters into currency swaps in connection with other financial instruments to provide greater risk diversification and better match assets purchased in U.S. Dollars with a corresponding liability originated in a foreign currency. Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, foreign currency for U.S. Dollars. Generally, there is an exchange of foreign currency for U.S. Dollars at the outset of the contract based upon prevailing foreign exchange rates. Swap agreements are not exchange traded so they are subject to the risk of default by the counterparty.

                                       F-35

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Forward contracts are used on an ongoing basis to hedge the Company's exposure to foreign currency exchange rates that result from the net investment in the
Company's Canadian Operations as well as direct foreign currency investments. To hedge against adverse changes in exchange rates, the Company enters into contracts to exchange foreign currency for U.S. Dollars with major financial institutions. These contracts cannot be settled prior to maturity. At the maturity date the Company must purchase the foreign currency necessary to settle the contracts.

The Company enters into credit default swaps in conjunction with a fixed income investment to reproduce the investment characteristics of a different permissible investment. Under credit default swaps, the Company agrees with other parties to receive, at specified intervals, fixed or floating rate interest amounts calculated by reference to an agreed notional principal amount in exchange for the credit default risk of a specified bond. Swap agreements are not exchange traded so they are subject to the risk of default by the counterparty.

The Company monitors the creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, credit limits and other monitoring procedures.

The following table summarizes certain information related to the Company's hedging activities for the years ended December 31, 2002 and 2001:

                                         Year Ended          Year Ended
   In millions of dollars                December 31, 2002   December 31, 2001
   -----------------------------------------------------------------------------
   Hedge ineffectiveness recognized
       related to fair value hedges           $(18.3)             $(4.1)

   Hedge ineffectiveness recognized
       related to cash flow hedges              14.8               (6.2)

   Net gain recorded in accumulated
       other changes in equity from
       nonowner sources related to net
       investment hedges                        (8.4)               0.8

During the year ended December 31, 2002 the Company recorded a gain of $.3 million from discontinued forecasted transactions. During the year ended
December 31, 2001 there were no discontinued forecasted transactions. The amount expected to be reclassified from accumulated other changes in equity from nonowner sources into pre-tax earnings within twelve months from December 31,
2002 is $(27.2) million.

In 2000, these derivative financial instruments were treated as off-balance sheet instruments. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For swaps, options and forward contracts, credit risk is limited to the amount that it would cost the
Company to replace the contracts. Financial futures contracts and purchased listed option contracts have very little credit risk since organized exchanges are the counterparties.

                                       F-36

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. All of these commitments are to unaffiliated entities. The off-balance sheet risk of fixed and variable rate loan commitments was $240.9 million and $212.2 million at
December 31, 2002 and 2001, respectively. The Company had unfunded commitments of $630.0 million and $661.5 million to these partnerships at December 31, 2002 and 2001, respectively.

FAIR VALUE OF CERTAIN FINANCIAL INSTRUMENTS
The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial
Accounting Standards No. 107, "Disclosure about Fair Value of Financial
Instruments," and therefore are not included in the amounts discussed.

At December 31, 2002 and 2001, investments in fixed maturities had a carrying value and a fair value of $36.4 billion and $32.1 billion, respectively. See
Notes 1 and 4.

At December 31, 2002, mortgage loans had a carrying value of $2.0 billion and a fair value of $2.2 billion and at year-end 2001 had a carrying value of $2.0 billion and a fair value of $2.1 billion. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

Included in other invested assets are 2,225 shares of Citigroup Cumulative
Preferred Stock Series YYY, carried at cost of $2,225 million at December 31,
2002, acquired as a contribution from TPC. This Series YYY preferred stock pays cumulative dividends at 6.767%, has a liquidation value of $1 million per share and has perpetual duration, is not subject to a sinking fund or mandatory redemption but may be optionally redeemed by Citigroup at any time on or after
February 27, 2022. Dividends totaling $125 million were received in 2002. There is no established market for this investment and it is not practicable to estimate the fair value of the preferred stock.

Included in other invested assets are 987 shares of Citigroup Cumulative
Preferred Stock Series YY, carried at cost of $987 million at December 31, 2002 and 2001. This series YY preferred stock pays cumulative dividends at 5.321%, has a liquidation value of $1 million per share, and has perpetual duration, is not subject to a sinking fund or mandatory redemption but may be optionally redeemed by Citigroup at any time on or after December 22, 2018. Dividends totaling $53 million were received during 2002, 2001 and 2000, respectively.
There is no established market for this investment and it is not practicable to estimate the fair value of the preferred stock.

At December 31, 2002, contractholder funds with defined maturities had a carrying value of $12.5 billion and a fair value of $13.3 billion, compared with a carrying value and a fair value of $9.5 billion and $10.0 billion at December
31, 2001. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $11.1 billion and a fair value of $10.7 billion at December 31, 2002, compared with a carrying value of $10.6 billion and a fair value of $10.3 billion at December 31, 2001. These contracts generally are valued at surrender value.

The carrying values of $321 million and $495 million of financial instruments classified as other assets approximated their fair values at December 31, 2002 and 2001, respectively. The carrying value of $1.5 billion of financial instruments classified as other liabilities at both December 31, 2002 and 2001 also approximated their fair values at both December 31, 2002 and 2001. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

                                       F-37

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $511 million at December 31, 2002, compared with a carrying value and a fair value of $507 million at December 31, 2001. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $511 million at December 31, 2002, compared with a carrying value and a fair value of $507 million at December 31, 2001.

The carrying values of cash, trading securities and trading securities sold not yet purchased are carried at fair value. The carrying values of short-term securities and investment income accrued approximated their fair values. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

13. COMMITMENTS AND CONTINGENCIES

LITIGATION

TIC and its subsidiaries are defendants or co-defendants in various litigation matters in the normal course of business. These include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. In the opinion of the Company's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the Company's results of operations, financial condition or liquidity.

14. RELATED PARTY TRANSACTIONS

Citigroup and certain of its subsidiaries provide investment management and accounting services, payroll, internal auditing, benefit management and administration, property management and investment technology services to the
Company as of December 31, 2002. At December 31, 2001 the majority of these services were provided by either Citigroup and its subsidiaries or TPC. The
Company paid Citigroup and its subsidiaries $56.9 million and $43.6 million in
2002 and 2001, respectively, for these services. The Company paid TPC $33.6 million and $30.0 million in 2002 and 2001, respectively, for these services.
The amounts due from affiliates related to these services, included in other assets at December 31, 2002, were insignificant and in 2001 were $88.2 million.
See Note 15.

The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 2002 and 2001, the pool totaled approximately $4.2 billion and $5.6 billion, respectively. The Company's share of the pool amounted to $3.8 billion and $2.6 billion at December 31, 2002 and 2001, respectively, and is included in short-term securities in the consolidated balance sheets.

                                       F-38

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

At December 31, 2002 and 2001 the Company had outstanding loaned securities to
SSB for $267.1 million and $413.5 million, respectively.

Included in other invested assets is a $3.2 billion and $987 million investment in Citigroup preferred stock at December 31, 2002 and 2001, respectively, carried at cost. Dividends received on these investments were $178 million in
2002, and $53 million in each of 2001 and 2000.

The Company had investments in an affiliated joint venture, Tishman Speyer, in the amount of $186.1 million and $310.9 million at December 31, 2002 and 2001, respectively. Income of $99.7 million, $65.5 million and $67.0 million was earned on these investments in 2002, 2001 and 2000, respectively.

The Company also had an investment in Greenwich Street Capital Partners I, an affiliated private equity investment, in the amount of $21.6 million at both
December 31, 2002 and 2001. Income (loss) of $0, $(41.6) million and $8.1 million were earned on this investment in 2002, 2001 and 2000, respectively.

In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's-length basis.

The Company markets deferred annuity products and life insurance through its affiliate, Salomon Smith Barney (SSB). Annuity deposits related to these products were $1.0 billion, $1.5 billion, and $1.8 billion in 2002, 2001 and
2000, respectively. Life premiums were $109.7 million, $96.5 million and $77.0 million in 2002, 2001 and 2000, respectively.

The Company also markets individual annuity and life insurance through
CitiStreet Retirement Services LLC, a division of CitiStreet, a joint venture between Citigroup and State Street Bank. Deposits received from CitiStreet
Retirement Services, LLC were $1.6 billion in each of 2002 and 2001 and $1.8 billion in 2000.

The Company markets individual annuity products through an affiliate Citibank,
N.A. (Citibank). Deposits received from Citibank were $303 million, $564 million and $392 million in 2002, 2001 and 2000, respectively.

Primerica Financial Services (PFS), an affiliate, is a distributor of products for TLA. PFS sold $787 million, $901 million and $1.03 billion of individual annuities in 2002, 2001 and 2000, respectively.

Primerica Life has entered into a General Agency Agreement with PFS that provides that PFS will be Primerica Life's general agent for marketing all insurance of Primerica Life. In consideration of such services, Primerica Life agreed to pay PFS marketing fees of no less than $10 million per year based upon
U.S. gross direct premiums received by Primerica Life. In each of 2002, 2001, and 2000 the fees paid by Primerica Life were $12.5 million.

The Company sells structured settlement annuities to the property casualty subsidiaries of TPC. See Note 15.

                                       F-39

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and other employees. To further encourage employee stock ownership, Citigroup introduced the WealthBuilder stock option program during 1997 and the Citigroup
Ownership Program in 2001. Under these programs, all employees meeting established requirements have been granted Citigroup stock options. During 2000 and 2001, Citigroup introduced the Citigroup 2000 Stock Purchase Plan and
Citigroup 2001 Stock Purchase Program for new employees, which allowed eligible employees of Citigroup, including the Company's employees, to enter into fixed subscription agreements to purchase shares at the market value on the date of the agreements. Enrolled employees are permitted to make one purchase prior to the expiration date. The Company's charge to income for these plans was insignificant in 2002, 2001 and 2000.

The Company also participates in the Citigroup Capital Accumulation Program.
Participating officers and other employees receive a restricted stock award in the form of Citigroup common stock. These restricted stock awards generally vest after a three-year period and, except under limited circumstances, the stock can not be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. The
Company's charge to income for this program was insignificant in 2002, 2001 and
2000.

Unearned compensation expense associated with the Citigroup restricted common stock grants, which represents the market value of Citigroup's common stock at the date of grant, is included with other assets in the Consolidated Balance
Sheet and is recognized as a charge to income ratably over the vesting period.
The Company's charge to income was insignificant during 2002, 2001 and 2000.

The Company applies Accounting Principles Board Opinion No. 25 (APB 25) and
related interpretations in accounting for stock options. Since stock options under the Citigroup plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

                                       F-40

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

15.  TRAVELERS PROPERTY CASUALTY SPIN-OFF

On March 27, 2002, Travelers Property Casualty Corp. (TPC), the Company's parent at December 31, 2001, completed its initial public offering (IPO). On August 20,
2002, Citigroup made a tax-free distribution to its stockholders of a majority portion of its remaining interest in TPC. Prior to the IPO the following transactions occurred:

     o    The common stock of the Company was distributed by TPC to CIHC so the
          Company would remain an indirect wholly owned subsidiary of Citigroup.

     o    The Company sold its home office buildings in Hartford, Connecticut and a building housing TPC's information systems in Norcross, Georgia to TPC for $68 million.

     o    TLA Holdings LLC, a non-insurance subsidiary valued at $142 million, was contributed to the Company by TPC.

     o    The Company assumed pension, post-retirement and post-employment benefits payable to all inactive employees of the former Travelers
          Insurance entities and received $189 million of cash and other assets from TPC to offset these benefit liabilities.

     o    The Company received 2,225 shares of Citigroup's 6.767% Cumulative
          Preferred Stock, Series YYY, with a par value of $1.00 per share and a liquidation value of $1 million per share as a contribution from TPC.

At December 31, 2001, TPC and its subsidiaries were affiliates of the Company and provided certain services to the Company. These services included data processing, facilities management, banking and financial functions, benefits administration and others. During 2002, the Company began phasing out these services. At December 31, 2002, the Company still receives certain services from
TPC on a contract basis. The Company paid TPC $33.6 million and $30.0 million in
2002 and 2001, respectively, for these services.

The Company sells structured settlement annuities to the property casualty insurance subsidiaries of TPC. Such premiums and deposits were $159 million,
$194 million and $191 million for 2002, 2001 and 2000, respectively.

The Company has a license from TPC to use the names "Travelers Life & Annuity,"
"The Travelers Insurance Company," "The Travelers Life and Annuity Company" and
related names in connection with the Company's business.

                                       F-41

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

16.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The following table reconciles net income to net cash provided by operating activities:

-----------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31,                          2002         2001         2000
($ IN MILLIONS)
-----------------------------------------------------------------------------------------

Net Income                                             $ 1,082      $ 1,281      $ 1,103
Adjustments to reconcile net income to net
cash provided by operating activities:
Realized (gains) losses                                    322         (125)          77
Deferred federal income taxes                              185          159           89
Amortization of deferred policy acquisition
costs                                                      393          379          347
Additions to deferred policy acquisition costs            (878)        (851)        (792)
Investment income                                         (119)        (493)        (384)
Premium balances                                            (7)           7           20
Insurance reserves and accrued expenses                    493          686          559
Other                                                     (403)         237          221
----------------------------------------------------------------------------------------
Net cash provided by operations                        $ 1,068      $ 1,280      $ 1,240
----------------------------------------------------------------------------------------

17.  NON-CASH INVESTING AND FINANCING ACTIVITIES

Significant non-cash investing and financing activities include the contribution of $2,225 million of Citigroup YYY preferred stock and related deferred tax liability of $779 million; a $17 million COLI asset and $98 million deferred tax asset related to the transfer of $279 million of pension and postretirement benefits, transferred for $172 million cash; and the contribution of a non-insurance company, TLA Holdings, LLC, for $142 million.

                                       F-42

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
The Travelers Insurance Company:

Under date of January 21, 2003, we reported on the consolidated balance sheets of The Travelers Insurance Company and subsidiaries as of December 31, 2002 and
2001, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which are included in this Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in
2002, and its methods of accounting for derivative instruments and hedging activities and for securitized financial assets in 2001.

/s/ KPMG LLP

Hartford, Connecticut
January 21, 2003

                                       F-43

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2002
                                 ($ IN MILLIONS)

------------------------------------------------------------------------------------------------
TYPE OF INVESTMENT                                                              AMOUNT SHOWN IN
                                                               COST     VALUE   BALANCE SHEET(1)
------------------------------------------------------------------------------------------------

Fixed Maturities:
     Bonds:
         U.S. Government and government agencies and
           Authorities                                       $ 6,416   $ 6,658     $ 6,658
         States, municipalities and political subdivisions       297       319         319
         Foreign governments                                     365       393         393
         Public utilities                                      3,261     3,149       3,149
         Convertible bonds and bonds with warrants attached      263       269         269
         All other corporate bonds                            24,679    25,532      25,532
------------------------------------------------------------------------------------------------
              Total Bonds                                     35,281    36,320      36,320
     Redeemable preferred stocks                                 147       114         114
------------------------------------------------------------------------------------------------
         Total Fixed Maturities                               35,428    36,434      36,434
------------------------------------------------------------------------------------------------

Equity Securities:
     Common Stocks:
         Banks, trust and insurance companies                     10        10          10
         Industrial, miscellaneous and all other                  38        40          40
------------------------------------------------------------------------------------------------
              Total Common Stocks                                 48        50          50
     Nonredeemable preferred stocks                              280       282         282
------------------------------------------------------------------------------------------------
         Total Equity Securities                                 328       332         332
------------------------------------------------------------------------------------------------

Mortgage Loans                                                 1,985                 1,985
Real Estate Held For Sale                                         36                    36
Policy Loans                                                   1,168                 1,168
Short-Term Securities                                          4,414                 4,414
Trading Securities                                             1,531                 1,531
Other Investments(2,3,4)                                       1,382                 1,382
------------------------------------------------------------------------------------------------
         Total Investments                                   $46,272               $47,282
================================================================================================

(1)  Determined in accordance with methods described in Notes 1 and 4 of the
     Notes to Consolidated Financial Statements.

(2)  Excludes $3.2 billion of Citigroup Inc. preferred stock. See Note 14 of
     Notes to Consolidated Financial Statements.

(3)  Also excludes $315 million fair value of investment in affiliated partnership interests.

(4)  Includes derivatives marked to market and recorded at fair value in the balance sheet.

                                       F-44

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                                 ($ IN MILLIONS)

----------------------------------------------------------------------------------------------------------------------------------
                                                       FUTURE POLICY
                                       DEFERRED        BENEFITS,        OTHER POLICY
                                       POLICY          LOSSES, CLAIMS   CLAIMS AND                      NET             BENEFITS,
                                       ACQUISITION     AND LOSS         BENEFITS         PREMIUM        INVESTMENT      CLAIMS AND
                                       COSTS           EXPENSES(1)      PAYABLE          REVENUE        INCOME          LOSSES(2)
----------------------------------------------------------------------------------------------------------------------------------

                       2002
                       ----
Travelers Life & Annuity                $2,043           $37,774             $461          $  730         $2,646        $2,404
Primerica Life                           1,893             3,261              147           1,194            290           527
----------------------------------------------------------------------------------------------------------------------------------
Total                                   $3,936           $41,035             $608          $1,924         $2,936        $2,931
==================================================================================================================================

                       2001
                       ----
Travelers Life & Annuity                $1,672           $33,475             $368           $ 957         $2,530        $2,534
Primerica Life                           1,789             3,044              144           1,145            301           507
----------------------------------------------------------------------------------------------------------------------------------
Total                                   $3,461           $36,519             $512          $2,102         $2,831        $3,041
==================================================================================================================================

                       2000
                       ----
Travelers Life & Annuity                $1,291           $29,377             $321           $ 860         $2,450        $2,294
Primerica Life                           1,698             2,856              140           1,106            280           496
----------------------------------------------------------------------------------------------------------------------------------
Total                                   $2,989           $32,233             $461          $1,966         $2,730        $2,790
==================================================================================================================================

----------------------------------------------

   AMORTIZATION OF
   DEFERRED POLICY   OTHER
   ACQUISITION       OPERATING       PREMIUMS
   COSTS             EXPENSES         WRITTEN
----------------------------------------------

      $174             $190           $  729
       219              217            1,184
----------------------------------------------
      $393             $407           $1,913
==============================================

      $171             $154           $  955
       208              217            1,157
----------------------------------------------
      $379             $371           $2,112
==============================================

      $166             $233           $  859
       181              230            1,115
----------------------------------------------
      $347             $463           $1,974
==============================================

(1)  Includes contractholder funds.
(2)  Includes interest credited to contractholders.

                                       F-45

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE IV
                                   REINSURANCE
                                 ($ IN MILLIONS)

--------------------------------------------------------------------------------------------------------
                                                                    ASSUMED                   PERCENTAGE
                                                     CEDED TO        FROM                     OF AMOUNT
                                        GROSS          OTHER         OTHER         NET         ASSUMED
                                        AMOUNT       COMPANIES     COMPANIES      AMOUNT       TO NET
--------------------------------------------------------------------------------------------------------

2002
----
Life Insurance In Force                $549,066      $321,940      $  3,568      $230,694        1.5%
Premiums:
     Life insurance                    $  2,227           377      $     --      $  1,850         --
     Accident and health insurance          316           242            --            74         --
     Property casualty                      109           109            --            --         --
                                       --------      --------      --------      --------       ----
         Total Premiums                $  2,652      $    728      $     --      $  1,924         --
                                       ========      ========      ========      ========       ====

2001
----
Life Insurance In Force                $510,457      $285,696      $  3,636      $228,397        1.6%
Premiums:
     Life insurance                    $  2,378      $    352      $     --      $  2,026         --
     Accident and health insurance          321           246             1            76         --
     Property casualty                      180           180            --            --         --
                                       --------      --------      --------      --------       ----
         Total Premiums                $  2,879      $    778      $      1      $  2,102         --
                                       ========      ========      ========      ========       ====

2000
----
Life Insurance In Force                $480,958      $252,498      $  3,692      $232,152        1.6%
Premiums:
     Life insurance                    $  2,106      $    330      $     --      $  1,776         --
     Accident and health insurance          322           132            --           190         --
     Property casualty                      216           216            --            --         --
                                       --------      --------      --------      --------       ----
         Total Premiums                $  2,644      $    678      $     --      $  1,966         --
                                       ========      ========      ========      ========       ====

                                       F-46

                                     PART C

                                OTHER INFORMATION

ITEM 27.      EXHIBITS

     EXHIBIT
      LETTER      DESCRIPTION

        a.        Resolution of the Board of Directors of The Travelers
                  Insurance Company authorizing the establishment of the
                  Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on S-6, File No. 333-71349, filed
                  January 28, 1999.)

        b.        Not Applicable.

       c.1.       Underwriting Contracts. (Incorporated herein by reference to
                  Exhibit c.1. to Post-Effective Amendment No. 3 to the
                  Registration Statement on Form N-6, File No. 333-56952, filed
                  February 7, 2003.)

       c.2.       Selling Agreement. (Incorporated herein by reference to
                  Exhibit c.2 to Post-Effective Amendment No. 4 to the
                  Registration Statement on Form N-6, File No. 333-94779, filed
                  April 24, 2003.)

       d.1.       Variable Life Insurance Contracts. (Incorporated herein by reference to Exhibit d.1 to Post-Effective Amendment No. 3 to
                  the Registration Statement on Form N-6, File No. 333-94779,
                  filed February 14, 2003.)

       d.2.       Riders. (Incorporated herein by reference to Exhibit d.2 to
                  Post-Effective Amendment No. 3 to the Registration Statement
                  on Form N-6, File No. 333-94779, filed February 14, 2003.)

        e.        Application for Variable Life Insurance Contracts.
                  (Incorporated here in by reference to Exhibit e to
                  Post-Effective Amendment No. 4 to the Registration Statement
                  on Form N-6, File No. 333-71349, filed February 14, 2003.)

       f.1.       Charter of The Travelers Insurance Company, as amended on
                  October 19, 1994. (Incorporated herein by reference to Exhibit
                  6(a) to the Registration Statement filed on Form N-4, File No.
                  333-40193, filed November 13, 1997.)

       f.2.       By-Laws of The Travelers Insurance Company, as amended on
                  October 20, 1994. (Incorporated herein by reference to Exhibit
                  6(b) to the Registration Statement filed on Form N-4, File No.
                  333-40193, filed November 13, 1997.)

        g.        Reinsurance Contract. (Incorporated here in by reference to
                  Exhibit g to Post-Effective Amendment No. 4 to the
                  Registration Statement on Form N-6, File No. 333-71349, filed
                  February 14, 2003.)

       h.1.       Specimen Participation Agreements. (Incorporated herein by reference to Exhibit h. to Post-Effective Amendment No. 3 to the Registration Statement filed on Form N-6, File No.
                  333-56952, filed February 7, 2003.)

       h.2.       Administrative Contract. (Incorporated here in by reference to
                  Exhibit h.2 to Post-Effective Amendment No. 4 to the
                  Registration Statement on Form N-6, File No. 333-71349, filed
                  February 14, 2003.)

        j.        None.

        k.        Opinion of counsel filed herewith.

        l.        Actuarial Opinions. FILED HEREWITH.

        m.        Calculations. FILED HEREWITH.

        n.        Other Opinions. Consent of Independent Auditors. Filed
                  herewith.

        o.        Omitted Financial Statements. Not applicable.

        p.        Initial Capital Agreements. Not applicable.

        q.        Redeemability Exemption. FILED HEREWITH.

       r.1.       Powers of Attorney authorizing Ernest J. Wright or Kathleen A.
                  McGah as signatory for George C. Kokulis, Glenn D. Lammey,
                  Marla Berman Lewitus and Kathleen L. Preston. (Incorporated
                  here in by reference to Exhibit r.1 to Post-Effective
                  Amendment No. 4 to the Registration Statement on Form N-6,
                  File No. 333-71349, filed February 14, 2003.)

ITEM 28.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL             POSITIONS AND OFFICES
BUSINESS ADDRESS               WITH INSURANCE COMPANY
------------------             ----------------------
George C. Kokulis              Director, President and Chief Executive Officer

Glenn D. Lammey                Director, Executive Vice President, Chief
                                 Financial Officer, Chief Accounting Officer

Kathleen L. Preston            Director and Executive Vice President

Edward W. Cassidy              Senior Vice President

David I. Koenig                Senior Vice President and Chief Information
                                 Officer

Marla Berman Lewitus           Director, Senior Vice President and General
                                 Counsel

Brendan Lynch                  Senior Vice President

Laura A. Pantaleo              Senior Vice President

David A. Tyson                 Senior Vice President

F. Denney Voss                 Senior Vice President

Gene Lunman                    Vice President

Mark Reilly                    Vice President and Actuary

Anthony Cocolla                Vice President

Tim W. Still                   Vice President

Kevin M. Healy                 Actuary

Ernest J. Wright               Vice President and Secretary

Kathleen A. McGah              Assistant Secretary and Deputy General Counsel

ITEM 29.      PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR
              OR REGISTRANT

Incorporated by reference to Exhibit 16 to Post-Effective Amendment No. 2 to the
Registration Statement on Form N-4, file No. 333-65942, filed April 15, 2003.

ITEM 30.      INDEMNIFICATION

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes
("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant.
This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of
1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.      PRINCIPAL UNDERWRITER

(a)   Travelers Distribution LLC
      One Cityplace
      Hartford, CT 06103-3415

Travelers Distribution LLC also serves as principal underwriter and distributor for the following funds:

The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable
Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD
II for Variable Annuities, The Travelers Fund BD III for Variable Annuities, The
Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD for Variable
Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers
Separate Account PF for Variable Annuities, The Travelers Separate Account PF II
for Variable Annuities, The Travelers Separate Account QP for Variable
Annuities, The Travelers Separate Account TM for Variable Annuities, The
Travelers Separate Account TM II for Variable Annuities, The Travelers Separate
Account Five for Variable Annuities, The Travelers Separate Account Six for
Variable Annuities, The Travelers Separate Account Seven for Variable Annuities,
The Travelers Separate Account Eight for Variable Annuities, The Travelers
Separate Account Nine for Variable Annuities, The Travelers Separate Account Ten
for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The
Travelers Fund UL II for Variable Life Insurance, The Travelers Variable Life
Insurance Separate Account One, The Travelers Variable Life Insurance Separate
Account Two, The Travelers Variable Life Insurance Separate Account Three, The
Travelers Variable Life Insurance Separate Account Four, The Travelers Separate
Account MGA, The Travelers Separate Account MGA II, The Travelers Growth and
Income Stock Account for Variable Annuities, The Travelers Quality Bond Account
for Variable Annuities, The Travelers Money Market Account for Variable
Annuities, The Travelers Timed Growth and Income Stock Account for Variable
Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities
and The Travelers Timed Aggressive Stock Account for Variable Annuities,
Citicorp Life Variable Annuity Separate Account and First Citicorp Life Variable
Annuity Separate Account, TIC Separate Account Eleven for Variable Annuities,
TLAC Separate Account Twelve for Variable Annuities, TIC Separate Account
Thirteen for Variable Annuities, TLAC Separate Account Fourteen for Variable
Annuities, TIC Variable Annuity Separate Account 2002, and TLAC Variable Annuity
Separate Account 2002.

(b)     NAME AND PRINCIPAL                POSITIONS AND OFFICES
        BUSINESS ADDRESS*                 WITH UNDERWRITER
        ------------------                ----------------------
        Kathleen L. Preston               Board of Manager

        Glenn D. Lammey                   Board of Manager

        William F. Scully III             Board of Manager

        Donald R. Munson, Jr.             Board of Manager, President, Chief
                                          Executive Officer and Chief Operating
                                          Officer

        Tim W. Still                      Vice President

        Anthony Cocolla                   Vice President

        John M. Laverty                   Treasurer and Chief Financial Officer

        Alison K. George                  Chief Compliance Officer

        Ernest J. Wright                  Secretary

        Kathleen A. McGah                 Assistant Secretary

        William D. Wilcox                 Assistant Secretary

* The business address for all the above is: One Cityplace, Hartford, CT
  06103-3415.

     (c) Travelers Distribution LLC ("TDLLC"), as the principal underwriter and distributor, does not receive any fees on the Policies. The Company pays compensation directly to broker-dealers who have selling agreements with TDLLC.

         Tower Square Securities, Inc. provides certain limited services to
         TDLLC in the course of ordinary business as a principal underwriter to maintain its status as a broker-dealer in good standing with the NASD.
         Tower Square Securities, Inc. allocates such expenses to TDLLC.

ITEM 32.      LOCATION OF ACCOUNTS AND RECORDS

(1)    The Travelers Insurance Company
       One Cityplace
       Hartford, Connecticut  06103-3415

ITEM 33.      MANAGEMENT SERVICES

Not Applicable.

ITEM 34.      FEE REPRESENTATION

The Company hereby represents that the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the
Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of
1940, the Registrant has duly caused this post-effective amendment to this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, and State of Connecticut, on this 28th day of August, 2003.

                         THE TRAVELERS FUND UL III FOR VARIABLE ANNUITIES
                                      (Registrant)

                               THE TRAVELERS INSURANCE COMPANY
                                     (Depositor)

                                   By: *GLENN D. LAMMEY
                                       -----------------------------------------
                                       Glenn D. Lammey, Chief Financial Officer,
                                       Chief Accounting Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 28th day of
August, 2003.

*GEORGE C. KOKULIS                  Director, President and Chief Executive
----------------------------        Officer (Principal Executive Officer)
(George C. Kokulis)

*GLENN D. LAMMEY                    Director, Chief Financial Officer, Chief
----------------------------        Accounting Officer (Principal Financial
(Glenn D. Lammey)                   Officer)

*MARLA BERMAN LEWITUS               Director
----------------------------
(Marla Berman Lewitus)

*KATHLEEN L. PRESTON                Director
----------------------------
(Kathleen L. Preston)

*By: /s/ Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit letter   DESCRIPTION                                    METHOD OF FILING
      k.         Opinion of Counsel                             Electronically
      l.         Actuarial Opinions                             Electronically
      m.         Calculations.                                  Electronically
      n.         Consent of KPMG LLP, Independent Auditors      Electronically
      q.         Redeemability.                                 Electronically